Registration No.
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GENERAL STEEL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

NEVADA	3310	412079252
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Kuntai International Mansion Building, Suite 2315
Yi No. 12 Chaoyangmenwai Avenue, Chaoyang District, Beijing 100020

Tel. +86(10) 58797346
  (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Agent for Service:
InCorp Services Inc.
3165 East Patrick Lane
Suite 1
Las Vegas, NV, 89120
Tel: (702) 866-2500
 (Name, Address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:
Howard H. Jiang, Esq.
Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036
Tel. (212) 626-4100

Approximate date of proposed sale to the public : From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

  CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	AMOUNT TO BE REGISTERED		PROPOSED MAXIMUM OFFERING PRICE PER SECURITY (1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE (3) (4)
Shares of common stock	3,999,239	[1]	$8.29	$33,153,691.31	$1302.94

Shares of common stock underlying the warrants (2)	1,385,950	[2]	$8.29	$11,212,335.50	$440.64

Total	5,385,189		$8.29	$44,643,216.81	$1,754.48

(1)   Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933 based upon the average of the bid and asked prices of the Common Stock of General Steel Holdings, Inc. on the American Stock Exchange on February 8, 2008, $8.29 per share.

(2)   Represents 1,154,958 shares issuable upon the exercise of the Warrants issued in the private placement we completed in December 2007.

(3)   Calculated using $39.30 per million dollars.

(4)   Filing fee of $747.87 was previously paid around May 2, 2006

1 This figure was obtained by calculating 120% of the number of conversion shares (3,207,699) and also includes a total of an additional 150,000 shares issued to Patrick Ko and Merriham Curhan Ford & Co. as commission in the private placement.
2 This figure was obtained by calculating 120% of the number of shares underlying the warrants (1,154,958).

The information in this prospectus is not complete and may be changed. The securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 14, 2008

PRELIMINARY PROSPECTUS

GENERAL STEEL HOLDINGS, INC.

Resale of $40 million Convertible Notes

We are registering a total of 5,385,189 shares of our common stock, comprised of 150,000 shares issued as commission for the private placement, 3,849,239 shares of our common stock in the form of convertible notes (“Notes”) with accrued interest, and 1,385,950 shares of our common stock issuable upon the exercise of the warrants (“Warrants”) (Notes, Warrants and commission shares jointly referred to as “Registrable Securities”) on behalf of the selling shareholders (the “Selling Shareholders”) identified under the heading “Selling Shareholders” in this prospectus. The Selling Shareholders may sell the Registrable Securities from time to time in the American Stock Exchange or any exchange on which our company may be listed in the future at the prevailing market price or in negotiated transactions. Our shares are currently quoted on the American Stock Exchange under the symbol “GSI”.

We are not selling any shares of our common stock in this offering and therefore will not receive any proceeds from the resale of our common stock pursuant to this offering. We have received proceeds from the sale of our common stock under the private placement closed on December 13, 2007 as further described in this prospectus.

We may also receive proceeds from the exercise of certain warrants held by some of the selling shareholders, of which the underlying shares of our common stock are also being registered hereby, if the selling shareholders exercise those warrants through a cash exercise.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD INVEST IN OUR COMMON STOCK ONLY IF YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT. FOR A DISCUSSION OF SOME OF THE RISKS INVOLVED, SEE “RISK FACTORS” BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS February 14, 2008

The following table of contents has been designed to help you find important information contained in this prospectus. We have included subheadings to aid you in searching for particular information to which you might want to return. You should, however, read the entire prospectus carefully.

TABLE OF CONTENTS

Prospectus Summary	5

Cautionary Note Regarding Forward-Looking Statements	11

Risk Factors	11

This Offering	19

Our Recent Private Placement	22

Plan of Distribution	23

Dividend Policy	24

Management	25

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	30

Description of Share Capital	31

Management’s Discussion and Analysis of Financial Condition and Results of Operations	32

Business	41

Market for General Steel Holdings Inc.’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	49

Legal Matters	50

Experts	50

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure	50

Quantitative and Qualitative Disclosures About Market Risk	50

Transfer Agent	50

Additional Information	50

Financial Statements	F-1

Notes To Consolidated Financial Statements	F-6

Part II. Information Not Required in Prospectus	II-1

Exhibit Index	II-6

You may only rely on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the shares of common stock offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has not been a change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time after its date.

  PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This prospectus summary contains information about our company, our finances, our products, our recent strategic alliance and our recent private placements that we believe is most important. This summary is qualified in its entirety by the more detailed information on these and other topics appearing elsewhere in this prospectus, including the information under the heading “Risk Factors” and the information contained in the Financial Statements. This summary is not complete and does not contain all of the information you should consider before investing in our common stock. You should read the entire prospectus carefully for a complete understanding of our business. Federal and state securities laws require that we include in this prospectus all the important information that you will need to make an investment decision.

Unless otherwise indicated, all share and per share data in this prospectus do not give effect to shares issuable upon exercise of outstanding options and warrants. Certain financial information included in this prospectus has been derived from data originally prepared in Renminbi (RMB), the currency of the People’s Republic of China (“PRC” or “China”). For the purposes of this prospectus. The balance sheet amounts with the exception of equity at September 30, 2007 were translated at 7.50 RMB to $1.00 USD as compared to 7.80 RMB at December 31, 2006.  The equity accounts were stated at their historical rate.  The average translation rate of 7.55 RMB for the nine months ended September 30, 2007 was applied to income statement accounts. There is no assurance that RMB amounts could have been or could be converted into US dollars at those rate.

As used in this prospectus, “we”, “us”, “our”, “our company”, “the Company” refers to General Steel Holdings, Inc. and all of its subsidiaries and affiliated companies.

OUR COMPANY

Overview

Our company was initially incorporated as “American Construction Company” (“ACC”) on August 5, 2002, in the State of Nevada for the purpose of commencing a business of general construction contracting.

On October 14, 2004, ACC, Northwest Steel Company, a wholly-owned Nevada subsidiary of ACC (“Merger Sub”), and General Steel Investment Co., Ltd., a British Virgin Islands company (“General Steel Investment”) entered into an Agreement and Plan of Merger pursuant to which ACC acquired General Steel Investment, and its 70% ownership in its subsidiary Tianjin Daqiuzhuang Metal Sheet Co., Ltd., a PRC company of limited liability (“Daqiuzhuang Metal”) in exchange for shares of ACC’s common stock.

Effective March 7, 2005, ACC changed its name to “General Steel Holdings, Inc.” (“General Steel”)

On May 18, 2007, General Steel entered into a Purchase Agreement with Victory New Holdings Limited (“Victory New”), a British Virgin Islands registered company under the control of the Company’s Chairman, CEO and majority shareholder Yu Zuosheng (aka Henry Yu) to acquire Victory New’s 30% interest in Daqiuzhuang Metal. General Steel agreed to issue to Victory New an aggregate of 3,092,899 shares of its Series A Preferred Stock with a fair value of $8,374,000, which have a voting power of 30% of the combined voting power of its common and preferred stock for the entire life of General Steel. As a result of the acquisition, General Steel has increased its equity interest in Daqiuzhuang Metal from 70% to 100%, and Daqiuzhuang Metal is a wholly owned subsidiary of the Company.

On April 27, 2007, Daqiuzhuang Metal and Baotou Iron and Steel Group Co., Ltd. ("Baotou Steel") entered into an Amended and Restated Joint Venture Agreement (the "Agreement"), amending the Joint Venture Agreement entered into on September 28, 2005 ("Original Joint Venture Agreement"). The Agreement increased Daqiuzhuang Metal's ownership interest in the Joint Venture to 80%. The joint venture company’s name is Baotou Steel - General Steel Special Steel Pipe Joint Venture Company Limited, a limited liability company formed under the laws of the People's Republic of China (referred to as “Baotou Steel Pipe Joint Venture”). Baotou Steel Pipe Joint Venture obtained its license on May 25, 2007 and started its normal operation in July 2007.

On May 18, 2007, Daqiuzhuang Metal established Yangpu Shengtong Investment Co., Ltd. (“Yangpu Investment”) and injected registered capital totaling RMB100,000,000 or approximately $13,030,000 into the investment. The total registered capital of Yangpu Investment is RMB110,000,000 or approximately $14,333,000, and Daqiuzhuang Metal has a 99.3% ownership interest in Yangpu Investment.

Qiu Steel Investment Co., Ltd. (“Qiu Steel Investment”) was founded on June 1, 2006. In June 2007, Yangpu Investment agreed to invest RMB148,000,000 or approximately $19,284,400 through a capital injection and equity transfer with former shareholders. The total registered capital of Qiu Steel is RMB150,000,000 or approximately $19,545,000. As a result of the above mentioned equity transaction, Yangpu Investment acquired 98.7% equity of Qiu Steel Investment. Qiu Steel Investment then becomes a subsidiary of Yangpu Investment and Daqiuzhuang Metal.

Yangpu Investment and Qiu Steel Investment are Chinese registered limited liability companies with a legal structure similar to a limited liability company organized under state laws in the United States of America. Those two companies were formed to acquire other businesses.

On June 15, 2007, General Steel Holdings Inc. and Shaanxi Longmen Iron and Steel (Group) Co., Ltd. (“Longmen Group”) signed an agreement to form Shaanxi Longmen Iron and Steel Co., Ltd. (“Longmen Joint Venture”). The parties agreed to make the effective date of the transaction June 1, 2007. General Steel Holdings Inc. contributed RMB300 million or approximately $39,450,000 through its subsidiaries, Daqiuzhuang Metal and Qiu Steel Investment., to the Longmen Joint Venture. General Steel and Longmen Group own respectively 60% and 40% ownership interest in Longmen Joint Venture. The Longmen Joint Venture obtained the business license on June 22, 2007.

On September 24, 2007, Longmen Joint Venture further acquired 74.92% ownership interest in Environmental Protection Industry Development Co., Ltd. (“EPID)” for RMB18,080,930, approximately $2,380,000 and a 36% equity interest in Hualong Fire Retardant Materials Co., Ltd., (“Hualong”) for RMB3,287,980, approximately $430,000. The parties agreed to make the effective date of the transaction July 1, 2007.

Our Subsidiaries

Daqiuzhuang Metal started its operation in 1988 and was corporatized under its current form on August 18, 2000 in Jinghai county, Tianjin city, Hebei province, China. Daqiuzhuang Metal is a Sino-foreign joint venture with an operating term that will expire on June 24, 2024, at which point we expect to file a request for an extension of the term permitted under the then applicable laws.

Daqiuzhuang Metal’s core business is the manufacturing of high quality hot-rolled carbon and silicon steel sheets which are mainly used in the production of tractors, agricultural vehicles, shipping containers and in other specialty markets. Daqiuzhuang Metal uses a traditional rolling mill production sequence, such as heating, rolling, cutting, annealing, and flattening to process coil into steel sheets. The sheet sizes are approximately 2,000 mm (length) x 1,000 mm (width) x 0.75 to 2.0 mm (thickness). Limited size adjustments can be made to meet order requirements. “Qiu Steel” is the registered name for our products.

Daqiuzhuang Metal currently has ten steel sheet production lines processing approximately 400,000 tons of 0.75-2.0 mm hot-rolled carbon and silicon steel sheets per year, maintaining an approximately 50% market share of all hot-rolled steel sheets used in the production of light agricultural vehicles in China, out of which 150,000 tons of production capacity were added since mid-March 2006.

Baotou Steel Pipe Joint Venture is located at Kundulun District, Baotou city, Inner Mongolia province, China. It produces and sells spiral-weld steel pipes and primarily serves customers in the oil, gas and petrochemical markets. The current annual production capacity is 100,000 tons of steel pipes and will be increased to 600,000 tons by 2009.

Longmen Joint Venture is located in Hancheng city, Shaanxi province. Longmen Joint Venture is the largest integrated steel producer in Shaanxi province, China. It uses iron ore and coke as primary raw materials for steel production. Longmen Joint Venture produces pig iron, crude steel, reinforced bars and high-speed wires. Longmen Joint Venture has annual crude steel production capability of 2.5 million tons. Longmen Joint Venture is also engaged in several other business activities, most of which are related to steel manufacturing. These include the production of coke and the production of iron ore pellets from taconite, transportation services and real estate and hotel operations. These operations are all located in Shaanxi province and primarily serve regional customers in the construction industry.

Marketing and Customers

We sell our products primarily to distributors. We collect the payment from these distributors mostly in advance. Our marketing efforts are mainly directed toward those customers who have exacting requirements for on-time delivery, customer support and product quality. We believe that our enhanced product quality and delivery capabilities, and our emphasis on customer support and product planning, are critical factors in our ability to serve this segment of the market.

Our products produced at Daqiuzhuang Metal including hot-rolled carbon and silicon sheets are primarily used by domestic manufacturers of light agricultural vehicles: small, motorized, 3-wheel vehicles with a payload from 1,650 to 4,400 lbs. (750 to 2,000 kgs), retailing between 1,200 and 1,800 USD (10,000 - 15,000 RMB). These inexpensive agriculture vehicles are targeted to the low-income farming populations in the rural areas of China. International non-government organizations estimate that approximately 80% of China’s population of 1.3 billion people is comprised of low-income rural farmers.

Based on the production and sales figures supplied by our customers producing economy agricultural vehicles, we estimate that we supply approximately 50% of the nationwide demand for hot-rolled steel sheets used in this niche market.

Our products produced at Baotou Steel Pipe Joint Venture are spiral-weld steel pipes used in the energy sector to transport natural gas, oil and stream. Pipes produced have a diameter ranging from 219-1240 mm; a wall thickness ranging from 6-13mm; and a length ranging from 6-12 m.

China’s western region is a resource-rich area. Our products are used to transport oil and natural gas extracted from this region to the coastal metropolitan areas.

Our products produced at Longmen Joint Venture are mainly reinforced bars (rebar) and round bars used in the construction industry and infrastructure. Shaanxi province has been designated by the central government as the bridgehead point for development into China’s western region. Development of the western region is one of the top five economic priorities of the central government, as indicated by the national five-year economic plan. A study by the China Iron and Steel Association lists annual demand for steel in Shaanxi province to be 8 million tons. The majority of demand comes from the southern part of the province centered around Xi’an, the province capital. This demand is principally driven by large construction and infrastructure projects, of which our products are a key building components. Due to our close proximity to Xi’an (180 km) and lack of major a competitor within a 250 km radius, we estimate we have an approximate 70% market share in Xi’an and the surrounding area.

We compete with both SOEs and privately owned steel manufacturers. While we believe that our price and quality are superior to other manufacturers, many of our competitors are better capitalized, more experienced, and have deeper ties in the Chinese marketplace. We consider there to be eight major competitors of similar size, production capability and product line in the market place:

• At Daqiuzhuang Metal: Tianjin No. 1 Rolling Steel Plant, Tianjin Yinze Metal Sheet Plant and Tangshan Fengrun Metal Sheet Plant.

• At Longmen Joint Venture: Shanxi Haixin Iron and Steel Co., Ltd. and Gansu Jiuquan Iron and Steel Co., Ltd.

• At Baotou Steel Pipe Joint Venture: Tianjin Bo Ai Steel Pipe Co., Hebei Cangzhou Zhong Yuan Steel Pipe Co., Shanxi Taiyuan Guo Lian Steel Pipe Co.

Our revenue is dependent, in large part, on significant contracts from a limited number of customers. We have five major customers which represented approximately 58% and 31% of our total sales for the nine months ended September 30, 2007 and 2006, respectively. Five customers accounted for 41% of total account receivables as of September 30, 2007. We believe that revenue derived from current and future large customers will continue to represent a significant portion of our total revenue.

ABOUT OUR PRODUCTS

At Daqiuzhuang Metal we produce hot-rolled carbon and silicon steel sheets. “Qiu Steel” is the registered trademark under which we sell these products. Our logo has been registered with the China National Trademark Bureau under No. 586433. “Qiu Steel” is registered under the GB 912-89 national quality standard, and certified under the National Quality Assurance program.

At Baotou Steel Pipe Joint Venture we produce spiral-weld steel pipes. “Baogang Tongyong” is the trademark under which we sell these products. This trademark is currently being registered with the authorities.

At Longmen Joint Venture, “Yu Long” is the registered trademark under which we sell these products. The trademark is registered under the ISO9001:2000 international quality standard.

At Daquizhuang Metal, shipments for the nine months ended September 30, 2007, climbed 11% to 254,412 tons from 229,819 tons in the same period last year.

At Longmen Joint Venture, shipments representing June through September operations in the nine months ended September 30, 2007, were 944,489 tons.

At Baotou Steel Pipe Joint Venture, shipments representing July through September operations in the nine month period ended September 30, 2007, were 8,295 tons.

OUR RECENT STRATEGIC ALLIANCE

On June 15, 2007, General Steel Holdings Inc. and Shaanxi Longmen Iron and Steel (Group) Co., Ltd. (“Longmen Group”) signed an agreement to form Shaanxi Longmen Iron and Steel Co., Ltd. (“Longmen Joint Venture”). General Steel Holdings Inc. contributed RMB300 million or approximately $39,450,000 through its subsidiaries, Daqiuzhuang Metal and Qiu Steel Investment, to the Longmen Joint Venture. Longmen Group contributed its iron making, steel making, and steel rolling facility valued at RMB200 million or approximately $26,300,000 to the Longmen Joint Venture. General Steel and Longmen Group own 60% and 40% ownership interest in Longmen Joint Venture, respectively. The Longmen Joint Venture obtained its business license on June 22, 2007.

Purpose

The purposes of the Longmen Joint Venture are, among others, to produce and sell construction steel and to improve our product quality, production capacity and competitiveness by adopting advanced technology in the production of steel products. The Longmen Joint Venture has a capacity of producing 2.5 million tons construction steel products a year including re-bars and round bars.

Products

The products of the Longmen Joint Venture are construction steel including reinforced bars and round bars, which are sold mostly in the domestic market.

Capital Contributions

The total registered capital of Longmen Joint Venture is RMB500 million approximately US$65.8 million. Pursuant to the joint venture agreement, Longmen Group has contributed land, buildings, iron making, steel making, and steel rolling facilities whereas General Steel contributed cash through its subsidiaries Daqiuzhuang Metal and Qiu Steel Investment to the Longmen Joint Venture.

Ownership

Longmen Group has a 40% ownership interest, Daqiuzhuang Metal has a 32% ownership interest and Qiu Steel Investment has a 28% ownership interest, respectively, in the Longmen Joint Venture. In total, General Steel controls approximately 60% of the Longmen Joint Venture through Daqiuzhuang Metal and Qiu Steel Investment.

Directors and Management

Two (2) out of five (5) members of the board of directors of the Longmen Joint Venture are appointed by Daqiuzhuang Metal, one (1) by Qiu Steel Investment, and two (2) by Longmen Group. The chairman and the vice chairman are elected by the board of directors of Longmen Joint Venture. Certain major issues require the unanimous approval of the all directors whereas all other issues are approved by two thirds approval of all board members.

The Longmen Joint Venture has a management office consisting of one general manager, one vice general manager and one chief financial officer. The general manager and the vice general manager are appointed by the board of directors and the chief financial officer is appointed by Daqiuzhuang Metal.

Duration of the Joint Venture Company

The duration of the Joint Venture will be 5 years, extendable upon suggestion of one of the parties six months before the expiration date of the Joint Venture Agreement, upon the approval by the board of directors of the Joint Venture Company.

ABOUT OUR RECENT PRIVATE PLACEMENT

On December 13, 2007, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Buyers”) pursuant to which we sold an aggregate of $40,000,000 worth of convertible notes, in a private placement under Rule 506 under the Securities Act, and which can be converted into 4,170,009 shares of our common stock (“Shares), assuming a conversion price of $12.47 per share and applicable interest rates.

The Notes bear initial interest at 3% per annum which begins accruing on the issuance date and shall be computed on the basis of a 360-day year and twelve 30-day months. They will be payable in arrears semiannually on January 15 and July 15 of each year (each, an “Interest Date”), with the first interest date being January 15, 2008. The interest rate shall increase each year as specified in the Notes from 3% on the first year, to 5% on the second year, 7% on the third year, and 10% on both the fourth and fifth year, all of which are payable semi-annually in cash or shares of the Company’s common stock, par value $.001 per share (the “Common Stock). The Notes have a five year term through December 12, 2012, and are convertible into shares of the Common Stock, subject to customary anti-dilution adjustments. The initial conversion price is $12.47. The Company may redeem the Notes at 100% of the principal amount, plus any accrued interest, beginning December 13, 2008, provided the market price of the Common Stock is at least 150% of the then applicable conversion price for 30 consecutive trading days prior to the redemption.

Warrants to purchase an additional aggregate amount of 1,154,958 shares were also sold, granting warrant holders the right to purchase in the aggregate up to a maximum additional 1,154,958 shares of our common stock. Each warrant entitles its holder to one share of our common stock upon exercise. The Warrants may be exercised at any time on or after the initial exercise eligibility date of May 13, 2008, but not after 11:59 p.m., New York time, on the expiration date of May 13, 2013, at an exercise price of $13.51 per share. The number of shares attached to the Warrants will be adjusted due to dividends and changes in our capital stock structure.

In connection with this transaction, the Company and the Buyers entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, the Company has agreed to register within 60 calendar days after closing shares of Common Stock issuable to the Buyers for resale on a Form S-3 Registration Statement to be effective by 90 calendar days or 120 days if the registration statement is subject to a full review by the U.S. Securities Exchange Commission. The company shall register an amount of Common Stock for resale that equals at least 120% of the sum of shares issuable upon conversion of the Notes, the exercise of the Warrants and the payment of interest accrued on the Notes. The registration rights granted under the Registration Rights Agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures.

 Under this private placement, we received $40,000,000 in the aggregate, with net proceeds of $36,405,500 after deducting $3,594,500 paid for commissions and legal expenses.

THIS OFFERING

Common stock outstanding prior to this offering (on February 10, 2008)	34,861,365	(1)
Common stock being offered for resale to the public	5,385,189	(2)
Common stock outstanding after this offering	40,246,554	(3)
Percentage of common stock outstanding before this offering that shares being registered for resale represent	15.45%

(1) Excludes the 3,207,6993 conversion shares issued in the private placement completed on December 13, 2007.

(2) Includes both the 3,207,699 conversion shares issued in the private placement completed on December 13, 2007, the 1,154,958 shares of common stock to be issued upon the exercise of the Warrants pursuant to the Securities Purchase Agreement, and the 150,000 shares issued as commission.

(3) Includes the total of shares being registered in the private placement pursuant to the Registration Rights Agreement.

Total proceeds raised in the offering: We will not receive any proceeds from the resale of our common stock pursuant to this offering. We have received $40,000,000 in gross proceeds from the Buyers under the Securities Purchase Agreement. We may also receive some proceeds if any of the selling shareholders exercise their Warrants through cash exercise.

3 This figure was obtained from dividing $40,000,000 by the note’s initial conversion price of $12.47.

USE OF PROCEEDS

We are registering these shares pursuant to the registration rights granted to the Buyers in our recent private placements. We will not receive any proceeds from the resale of our common stock under this offering.

We may also receive proceeds from the issuance of shares of common stocks to the Buyers if they exercise their Warrants or Notes through a cash exercise. If each of the Warrants is exercised through a cash exercise at an exercise price of US $13.51 per share and each note is exercised through a cash exercise price of US $12.47, we estimate that we may receive up to an additional US $13,000,000 or US $0, respectively.

Any proceeds we may receive will be used to repay the shareholder loan borrowed from our Chairman and CEO, Mr. Zuosheng Yu to consummate the Longmen Joint Venture, in addition to being used as working capital for the new joint venture.

SUMMARY FINANCIAL INFORMATION

The following table sets forth our summary combined financial information for the periods ended and as of the dates indicated. The historical results are not necessarily indicative of results to be expected in any future period.

You should read the following summary combined financial information in conjunction with the information contained in this prospectus, including “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the combined financial statements and related notes included elsewhere in this prospectus. Many factors may cause our future results to differ materially from the financial information and results presented below.

SUMMARY OF OPERATIONS

	Nine months ended September 30			Years ended December 31
	2007 (unaudited)	2006 (unaudited)	2005 (unaudited)	2006	2005 (Restated)	2004	2003	2002	2001 (unaudited)
	(USD in thousands, except per share amount)
Total sales	$504,247	$96,999	$72,071	$139,495	$89,740	$87,832	$57,306	$44,678	$38,191
Cost of sales	468,511	92,487	63,657	135,324	81,166	81,613	52,804	41,328	36,012
Selling, general, and administrative expenses	10,270	2,156	1,764	2,421	2,781	2,317	1,532	1,539	2,468
Income from operations	25,466	2,356	6,601	1,750	5,793	3,902	2,969	1,811	1,253
Net income	$10,369	$519	$2,355	$1,033	$2,740	$915	$1,091	$652	$294
Net income per common share	0.33	0.02	0.09	0.03	0.09	0.03	0.04	0.02	0.01

FINANCIAL DATA
(USD in thousands, except for the ratio amount)

	As of September 30		As of December 31
	2007 (unaudited)	2006 (unaudited)	2006	2005 (Restated)	2004	2003	2002	2001 (unaudited )
Total assets	$455,539	$68,794	$73,822	$58,993	$52,969	$37,432	$33,357	$41,091
Depreciation and amortization	5,921	1,230	1,917	1,344	1,255	1,013	959	1,560
Current Ratio	0.59	0.91	0.87	0.94	0.92	0.77	0.84	0.88
Basic weighted average shares outstanding (in thousands)	34,565	31,250	31,250	31,250	30,260	30,000	30,000	30,000

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward looking statements. These forward-looking statements include, in particular, statements about our plans, strategies and prospects under the headings “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements are based on our current expectations and projections about future events and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “seek,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

These forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in “Risk Factors.” We undertake no obligation to update any of the forward looking statements after the date of this prospectus to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the SEC, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect and that these differences may be material. We qualify all of our forward-looking statements by these cautionary statements. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

RISK FACTORS

An investment in our common stock being offered for resale by the selling shareholders involves a high degree of risk. You should carefully consider the risk factors described below, together with all other information in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or operating results could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks related to our business

We face substantial competition which, among other things, may lead to price pressure and adversely affect our sales.

We compete with other market players on the basis of product quality, responsiveness to customer needs and price. There are two types of steel and iron companies in China: State Owned Enterprises (“SOEs”), and privately owned companies.

Criteria for our customers include:

• Quality;

• Price/cost competitiveness;

• System and product performance;

• Reliability and timeliness of delivery;

• New product and technology development capability;

• Excellence and flexibility in operations;

• Degree of global and local presence;

• Effectiveness of customer service; and

• Overall management capability.

We compete with both SOEs and privately owned steel manufacturers. While we believe that our price and quality are superior to other manufacturers, many of our competitors are better capitalized, more experienced, and have deeper ties in the Chinese marketplace. We consider there to be eight major competitors of similar size, production capability and product line in the market place:

• At Daqiuzhuang Metal: Tianjin No. 1 Rolling Steel Plant, Tianjin Yinze Metal Sheet Plant and Tangshan Fengrun Metal Sheet Plant.

• At Longmen Joint Venture: Shanxi Haixin Iron and Steel Co., Ltd. and Gansu Jiuquan Iron and Steel Co., Ltd.

• At Baotou Steel Pipe Joint Venture: Tianjin Bo Ai Steel Pipe Co., Hebei Cangzhou Zhong Yuan Steel Pipe Co., Shanxi Taiyuan Guo Lian Steel Pipe Co.

In addition, with China’s entry into the World Trade Organization and China’s agreements to lift many of the barriers to foreign competition, we believe that competition will increase as a whole with the entry of foreign companies into this market. This may limit our opportunities for growth, lead to price pressure and reduce our profitability. We may not be able to compete favorably and this increased competition may harm our business, our business prospects and results of operations.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

Our limited operating history may not provide a meaningful basis on which to evaluate our business. Although our revenues have grown rapidly since inception, we might not be able to maintain our profitability or we may incur net losses in the future. We expect that our operating expenses will increase as we expand. Any significant failure to realize anticipated revenue growth could result in significant operating losses. We will continue to encounter risks and difficulties frequently experienced by companies at a similar stage of development, including our potential failure to:

• Implement our business model and strategy and adapt and modify them as needed;

• Increase awareness of our brands, protect our reputation and develop customer loyalty;

• Manage our expanding operations and service offerings, including the integration of any future acquisitions;

• Maintain adequate control of our expenses;

• Anticipate and adapt to changing conditions in the markets in which we operate as well as the impact of any changes in government regulation; and

• Anticipate mergers and acquisitions involving our competitors, technological developments and other significant competitive and market dynamics.

Our business, business prospects and results of operations will be affected if we are not successful in addressing any or all of these risks and difficulties.

Our inability to fund our capital expenditure requirements may adversely affect our growth and profitability.

Our continued growth is dependent upon our ability to raise additional capital from outside sources. Our strategy is to grow through aggressive mergers, joint ventures and acquisitions targeting state-owned enterprise steel companies and selected entities with outstanding potential. That will require us to obtain additional financing through capital markets. In the future we may be unable to obtain the necessary financing on a timely basis and on favorable terms, and our failure to do so may weaken our financial position, reduce our competitiveness, limit our growth and reduce our profitability. Our ability to obtain acceptable financing at any given time may depend on a number of factors, including:

• Our financial condition and results of operations,

• The condition of the PRC economy and the industry sectors in which we operate, and

• Conditions in relevant financial markets in the U.S., the PRC and elsewhere in the world.

We may not be able to effectively control and manage our growth.

If our business and markets grow and develop, it will be necessary for us to finance and manage such an expansion in an orderly fashion. This growth will lead to an increase in the responsibilities of existing personnel, the hiring of additional personnel and expansion of our scope of operations. It is possible that we may not be able to obtain the required financing under terms that are acceptable to us or hire additional personnel to meet the needs of our expansion.

We may not be able to accurately report our financial results or prevent fraud if we fail to maintain an effective system of internal controls.

We will be subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission (“SEC”), as required by Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), adopted rules requiring every public company to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. These requirements will first apply to our annual report on Form 10-K for the fiscal year ending December 31, 2007. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our stock. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Our business, revenues and profitability are dependent on a limited number of large customers.

Our revenue is dependent, in large part, on significant contracts with a limited number of large customers. For the first nine months of 2007, approximately 58% of our sales were to five customers. We believe that revenue derived from our current and future large customers will continue to represent a significant portion of our total revenue. Our inability to continue to secure and maintain a sufficient number of large contracts or the loss of, or significant reduction in purchases by, one or more of our major customers would have the effect of reducing our revenues and profitability.

Moreover, our success will depend in part upon our ability to obtain orders from new customers, as well as the financial condition and success of our customers and general economic conditions in China.

We may not be able to pass on to customers the increases in the costs of our raw materials, particularly iron-ore and steel.

The major raw materials that we purchase for production are iron-ore and steel coil. The price and availability of these raw materials are subject to market conditions affecting supply and demand. Our financial condition or results of operations may be impaired by further increases in raw material costs to the extent we are unable to pass those increases to our customers. In addition, if these materials are not available on a timely basis or at all, we may not be able to produce our products and our sales may decline.

The price of steel may decline due to an overproduction by the Chinese steel companies.

According to the survey conducted by China Iron and Steel Association, there are more than 1,100 steel companies in China. Among those, only 15 companies have over 5 million tons of production capacity. Each steel company has its own production plan. The Chinese government posted a new guidance on steel industry to encourage consolidation within the fragmented steel sector to mitigate problems of low-end repetitive production and inefficient use of resources. The current situation of overproduction may not be solved by these measures posted by the Chinese government. If the current state of overproduction continues, our product shipments could decline, our inventory could build up and eventually we may be required to decrease our sales price, which may eventually decrease our profitability.

Because we are a holding company with substantially all of our operations conducted through our subsidiaries, our performance will be affected by the performance of such subsidiaries.

We have no operations independent of those of Daqiuzhuang Metal, Baotou Steel Pipe Joint Venture and Longmen Joint Venture, and our principal assets are our investments in these subsidiaries. As a result, we are dependent upon the performance of Daqiuzhuang Metal, Baotou Steel Pipe Joint Venture and Longmen Joint Venture and we will be subject to the financial, business and other factors affecting them as well as general economic and financial conditions. As substantially all of our operations are and will be conducted through our subsidiaries, we will be dependent on the cash flow of our subsidiaries to meet our obligations.

Because virtually all of our assets are and will be held by operating subsidiaries, the claims of our stockholders will be structurally subordinate to all existing and future liabilities and obligations, and trade payables of such subsidiaries. In the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiaries will be available to satisfy the claims of our stockholders only after all of our subsidiaries’ liabilities and obligations have been paid in full.

We depend on acquiring companies to fulfill our growth plan

An important element of our planned growth strategy is the pursuit and acquisitions of other businesses that increase our existing production capacity. However, integrating businesses involves a number of special risks, including the possibility that management may be distracted from regular business concerns by the need to integrate operations, unforeseen difficulties in integrating operations and systems, problems relating to assimilating and retaining employees of the acquisition, challenges in retaining customers, and potential adverse short-term effects on operation results. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, our growth strategy may be adversely impacted.

We depend on bank financing for our working capital needs.

We have various financing facilities amounting to approximately US $132.8 million, of which all are due on demand or within one year. So far, we have not experienced any difficulties in repaying such financing facilities. However, we may in the future encounter difficulties to repay or refinance such loans on time and may face severe difficulties in our operations and financial position.

We rely on Yu, Zuosheng for important business leadership

We depend, to a large extent, on the abilities and operations of our current management team. However, we have a particular reliance upon Yu, Zuosheng, our Chairman and Chief Executive Officer, for the direction of our business and leadership in our growth effort. The loss of the services of Yu, Zuosheng, for any reason, may have a material adverse effect on our business and prospects. We cannot guarantee that Yu, Zuosheng will continue to be available to us, or that we will be able to find a suitable replacement for Yu, Zuosheng on a timely basis.

Risks Related to Operating Our Business in China

We face the risk that changes in the policies of the Chinese government could have significant impact upon the business we may be able to conduct in China and the profitability of such business.

The economy of China is at a transition from a planned economy to a market oriented economy subject to five-year and annual plans adopted by the government that set down national economic development goals. Policies of the Chinese government can have significant effects on the economic conditions of China. The Chinese government has confirmed that economic development will follow a model of market economy under socialism. Under this direction, we believe that the PRC will continue to strengthen its economic and trading relationships with foreign countries and business development in China will follow market forces. While we believe that this trend will continue, there can be no assurance that such will be the case. A change in policies by the Chinese government could adversely affect our interests by, among other factors: changes in laws, regulations or the interpretation thereof; confiscatory taxation; restrictions on currency conversion, imports or sources of supplies; or the expropriation or nationalization of private enterprises. Although the Chinese government has been pursuing economic reform policies for approximately two decades, the Chinese government may significantly alter such policies, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting China’s political, economic and social life.

The PRC laws and regulations governing our current business operations and contractual arrangements are uncertain, and if we are found to be in violation, we could be subject to sanctions. In addition, any changes in such PRC laws and regulations may have a material and adverse effect on our business.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy and criminal proceedings. Our subsidiaries and we are considered foreign persons or foreign funded enterprises under PRC laws, and as a result, we are required to comply with PRC laws and regulations. These laws and regulations are relatively new and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, the PRC authorities retain broad discretion in dealing with violations of laws and regulations, including levying fines, revoking business licenses and requiring actions necessary for compliance. In particular, licenses, permits and beneficial treatments issued or granted to us by relevant governmental bodies may be revoked at a later time under contrary findings of higher regulatory bodies. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. Such restructuring may not be effective or result in similar or other difficulties. We may be subject to sanctions, including fines, and could be required to restructure our operations. As a result of these substantial uncertainties, there is a risk that we may be found in violation of any current or future PRC laws or regulations.

A slowdown or other adverse developments in the PRC economy may materially and adversely affect our customers, demand for our services and our business.

All of our operations are conducted in the PRC and all of our revenues are generated from sales to businesses operating in the PRC. Although the PRC economy has grown significantly in recent years, such growth may not continue. We do not know how sensitive we are to a slowdown in economic growth or other adverse changes in the PRC economy which may affect demand for agricultural equipment. A slowdown in overall economic growth, an economic downturn or recession or other adverse economic developments in the PRC may materially reduce the demand for our products and in turn reduce our results of operations and our productivity.

Inflation in China could negatively affect our profitability and growth.

While the Chinese economy has experienced rapid growth, such growth has been uneven among various sectors of the economy and in different geographical areas of the country. Rapid economic growth can lead to growth in the money supply and rising inflation. If prices for our products rise at a rate that is insufficient to compensate for the rise in the costs of supplies, it may have an adverse effect on profitability. In order to control inflation in the past, the Chinese government has imposed controls on bank credits, limits on loans for fixed assets and restrictions on state bank lending. Such an austerity policy can lead to a slowing of economic growth. In October 2004, the People’s Bank of China, China’s central bank, raised interest rates for the first time in nearly a decade and indicated in a statement that the measure was prompted by inflationary concerns in the Chinese economy. Repeated increases in interest rates by the central bank will likely slow economic activity in China which could, in turn, materially increase our costs and also reduce demand for our products.

If relations between the United States and China worsen, our stock price may decrease and we may experience difficulties accessing the U.S. capital markets.

At various times during recent years, the United States and China have had disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China could impact the market price of our common stock and our ability to access US capital markets.

The Chinese Government could change its policies toward private enterprises, which could result in the total loss of our investments in China.

Our business is subject to political and economic uncertainties in China and may be adversely affected by its political, economic and social developments. Over the past several years, the Chinese Government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese Government may not continue to pursue these policies or may alter them to our detriment from time to time. Conducting our business might become more difficult or costly due to changes in policies, laws and regulations, or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to stockholders, devaluations of currency or the nationalization or other expropriation of private enterprises. In addition, nationalization or expropriation could result in the total loss of our investments in China.

Our business, results of operations and overall profitability are linked to the economic, political and social conditions in China.

All of our business, assets and operations are located in China. The economy of China differs from the economies of most developed countries in many respects, including government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. The economy of China has been transitioning from a planned economy to a more market-oriented economy. Although the Chinese Government has implemented measures recently emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the Chinese Government. In addition, the Chinese Government continues to play a significant role in regulating industry by imposing industrial policies. It also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Therefore, the Chinese Government’s involvement in the economy may affect our business operations, results of operations and our financial condition.

Governmental control of currency conversion may cause the value of your investment in our common stock to decrease.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of the PRC. We receive substantially all of our revenues in Renminbi, which is currently not a freely convertible currency. Shortages in the availability of foreign currency may restrict our ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from the transaction, can be made in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies.

The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay certain of our expenses as they come due.

The fluctuation of the Renminbi may cause the value of your investment in our common stock to decrease.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. As we rely entirely on revenues earned in the PRC, our cash flows, revenues and financial condition will be affected by any significant revaluation of the Renminbi. For example, to the extent that we need to convert U.S. dollars we receive from an offering of our securities into Renminbi for our operations, if the Renminbi appreciates against the U.S. dollar, the Renminbi equivalent of the US dollar we convert would be reduced. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our common shares or for other business purposes and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of the Renminbi we convert would be reduced. To date, however, we have not engaged in transactions of either type. In addition, the depreciation of significant U.S. dollar denominated assets could result in a charge to our income statement and a reduction in the value of these assets.

Since 1994 the PRC has pegged the value of the Renminbi to the U.S. dollar. We do not believe that this policy has affected our business. However, there have been indications that the PRC government may be reconsidering its monetary policy in light of the overall devaluation of the U.S. dollar against the Euro and other currencies during the last two years. In July 2005, the PRC government revalued the Renminbi by 2.1% against the U.S. dollar, moving from Renminbi 8.28 to Renminbi 8.11 per dollar. Because of the pegging of the Renminbi to the U.S. dollar is loosened, we anticipate that the value of the Renminbi will appreciate against the dollar with the consequences discussed above.

We are subject to environmental and safety regulations, which may increase our compliance costs and reduce our overall profitability.

We are subject to the requirements of environmental and occupational safety and health laws and regulations in China. We may incur substantial costs or liabilities in connection with these requirements. Additionally, these regulations may become stricter, which will increase our costs of compliance in a manner that could reduce our overall profitability. The capital requirements and other expenditures that may be necessary to comply with environmental requirements could increase and become a significant expense linked to the conduct of our business.

Because the Chinese legal system is not fully developed, our legal protections may be limited.

The PRC legal system is based upon written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited value as precedents. Since 1979, the PRC legislative bodies have promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, the PRC has not developed a fully integrated legal system and the array of new laws and regulations may not be sufficient to cover all aspects of economic activities in the PRC. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, published government policies and internal rules may have retroactive effects and, in some cases, the policies and rules are not published at all. As a result, we may be unaware of our violation of these policies and rules until some time later. The laws of the PRC govern our contractual arrangements with our affiliated entities. The enforcement of these contracts and the interpretation of the laws governing these relationships are subject to uncertainty. For the above reasons, legal compliance in China may be more difficult or expensive.

Risks Related to Our Common Stock

Our officers, directors and affiliates control us through their positions and stock ownership and their interests may differ from other stockholders.

Our officers, directors and affiliates beneficially own approximately 70% of our common stock. Mr. Yu, Zuo Sheng our major shareholder, beneficially owns approximately 69% of our common stock. Mr. Yu can effectively control us and his interests may differ from other stockholders.

All our subsidiaries are located in China and substantially all of our assets are located outside the United States. It may therefore be difficult for investors in the United States to enforce their legal rights based on the civil liability provisions of the U.S. federal securities laws against us in the courts of either the U.S. and the PRC and, even if civil judgments are obtained in U.S. courts, to enforce such judgments in PRC courts. All our directors and officers reside outside of the United States. It is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement against us or our officers and directors of criminal penalties under the U.S. federal securities laws or otherwise.

We have never paid cash dividends and are not likely to do so in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any cash dividends in the foreseeable future but will review this policy as circumstances dictate.

Our common stock is subject to price volatility unrelated to our operations.

The market price of our common stock could fluctuate substantially due to a variety of factors, including market perception of our ability to achieve our planned growth, quarterly operating results of other steel makers, trading volume in our common stock, changes in general conditions in the economy and the financial markets or other developments affecting our competitors or us. In addition, the stock market is subject to extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to their operating performance and could have the same effect on our common stock.

Investors may experience dilution from any conversion of the senior convertible notes and the exercise of warrants we issued in December 2007.

We are registering the shares of our common stock issuable upon conversion of the senior convertible notes and upon exercise of the warrants we issued in December 2007. The conversion price of the senior convertible notes is $12.47 and the exercise price of the warrants is $13.51. Such issuances will dilute current shareholders’ holding in our company.

Our operating subsidiary must comply with environmental protection laws that could adversely affect our profitability.

We are required to comply with the environmental protection laws and regulations promulgated by the national and local governments of the PRC. Yearly inspections of waste treatment systems require the payment of a license fee which could become a penalty fee if standards are not maintained. If we fail to comply with any of these environmental laws and regulations in the PRC, depending on the types and seriousness of the violation, we may be subject to, among other things, warning from relevant authorities, imposition of fines, specific performance and/or criminal liability, forfeiture of profits made, being ordered to close down our business operations and suspension of relevant permits.

THIS OFFERING
Common stock outstanding prior to this offering (on February 10, 2008)	34,861,365	(1)
Common stock being offered for resale to the public	5,385,189	(2)
Common stock outstanding after this offering	40,246,554	(3)
Percentage of common stock outstanding before this offering that shares being registered for resale represent	15.45%

(1) Includes the 3,207,6994 restricted shares issued in the private placement completed on December 13, 2007.

(2) Includes both the 3,207,699 restricted shares issued in the private placement completed on December 13, 2007 and the 1,154,958 shares of common stock to be issued upon the exercise of the Warrants pursuant to the Securities Purchase Agreement.

(3) Includes the 5,235,189 shares of common stock issuable upon the exercise of the Warrants pursuant to the Securities Purchase Agreement.

Total proceeds raised in the offering: We will not receive any proceeds from the resale of our common stock pursuant to this offering. We have received $40,000,000 in gross proceeds from the investors under the Securities Purchase Agreement. We may also receive some proceeds if any of the selling shareholders exercise their Warrants through cash exercise.

USE OF PROCEEDS

We are registering these shares pursuant to the registration rights granted to the Buyers in our recent private placements. We will not receive any proceeds from the resale of our common stock under this offering.

We may also receive proceeds from the issuance of shares of common stocks to the Buyers if they exercise their Warrants or Notes through a cash exercise. If each of the Warrants is exercised through a cash exercise at an exercise price of US $13.51 per share and each note is exercised through a cash exercise price of US $12.47, we estimate that we may receive up to an additional US $13,000,000 or US $0, respectively.

Any proceeds we may receive will be used to repay the shareholder loan borrowed from our Chairman and CEO, Mr. Zuosheng Yu to consummate the Longmen Joint Venture, in addition to being used as working capital for the new joint venture.

SELLING  SHAREHOLDERS

The selling shareholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock set forth below.

When we refer to “selling shareholders” in this prospectus, we mean those persons listed in the table below, and the pledgees, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling shareholders’ interests in shares of our common stock other than through a public sale.

4 This figure was obtained from dividing $40,000,000 by the note’s initial conversion price of $12.47.

The following table sets forth, as of the date of this prospectus, the name of each selling shareholder for whom we are registering shares for resale to the public, and the number of shares of common stock that each selling shareholder may offer pursuant to this prospectus. The shares of common stock being offered by the selling shareholders were acquired from us in the private placement that was completed on December 13, 2007. The shares of common stock offered by the selling shareholders were issued pursuant to exemptions from the registration requirements of the Securities Act. The selling shareholders represented to us that they were accredited investors and were acquiring our common stock for investment and had no present intention of distributing the common stock. We have agreed to file a registration statement covering the common stock received by the selling shareholders. We have filed with the Securities and Exchange Commission, under the Securities Act, a registration statement on Form S-1 with respect to the resale of the common stock from time to time by the selling shareholders who are deemed to be underwriters to the extent they sell Registrable Securities pursuant to this prospectus. None of the selling shareholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates and none of the selling shareholders is or was affiliated with registered broker-dealers.

Based on the information provided to us by each selling shareholder and as of the date the same was provided to us, assuming that the selling shareholders sell all of our shares of common stock beneficially owned by them that have been registered by us and do not acquire any additional shares during the offering, each selling shareholder will not own any shares other than those appearing in the column entitled “Percentage of common stock owned after the offering.” We cannot advise you as to whether the selling shareholders will in fact sell any or all of such shares of common stock. In addition, the selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.

SELLING SHAREHOLDERS

(1)	(2)	(3)	(4)	(5)	(6)
Buyer	Address and Facsimile Number	Aggregate Principal Amount of Notes	Number of Warrant Shares	Purchase Price	Legal Representative's Address and Facsimile Number

Capital Ventures International	c/o Heights Capital Management, Inc. 101 California Street, Suite 3250 San Francisco, CA 94111 Attention: Martin Kobinger Facsimile: (415) 403-6525 Telephone: (415) 403-6500 Residence: Cayman Islands	$15,000,000	433,109	$15,000,000	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Eleazer Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2376

Hudson Bay Fund, LP	120 Broadway, 40th Floor New York, New York 10271 Attention: Yoav Roth May Lee Facsimile: 212-571-1279 Telephone: 212-571-12444 Residence: United States E-mail: yroth@hudsonbaycapital.com mlee@hudsonbaycapital.com	$4,300,000	124,158	$4,300,000

Hudson Bay Overseas Fund, Ltd.	120 Broadway, 40th Floor New York, New York 10271 Attention: Yoav Roth May Lee Facsimile: 212-571-1279 Telephone: 212-571-12444 Residence: Cayman Islands E-mail: yroth@hudsonbaycapital.com mlee@hudsonbaycapital.com	$5,700,000	164,581	$5,700,000

Whitebox Intermarket Partners, LP	c/o Whitebox Advisors, LLC 30333 Excelsior Blvd, Suite 300 Minneapolis, MN 55416-4675 Attention: Barb Reller Wei Li Facsimile: 612-253-6114 Telephone: 612-253-6014 Residence: Tortola, British Virgin Islands	$4,000,000	115,496	$4,000,000

Whitebox Hedged High Yield Partners, LP	c/o Whitebox Advisors, LLC 30333 Excelsior Blvd, Suite 300 Minneapolis, MN 55416-4675 Attention: Barb Reller Wei Li Facsimile: 612-253-6114 Telephone: 612-253-6014 Residence: Tortola, British Virgin Islands	$6,000,000	173,244	$6,000,000

Whitebox Convertible Arbitrage Partners, LP	c/o Whitebox Advisors, LLC 30333 Excelsior Blvd, Suite 300 Minneapolis, MN 55416-4675 Attention: Barb Reller Wei Li Facsimile: 612-253-6114 Telephone: 612-253-6014 Residence: Tortola, British Virgin Islands	$5,000,000	144,370	$5,000,000

Jian Ke	C/O FT Global Capital, Inc. 1200 Abernathy Road, Ste. 1700 Atlanta, GA, 30328 Facsimile: 770-551-8184 Telephone: 770-551-8168 Residence: United States	$0	0	N/A

Merriman Curhan Ford & Co	520 Madison Avenue, 9th Floor New York, NY 10022 Attention: Gregory Wang Facsimile: 646-292-1497 Telephone: 646-292-1465 Residence: United States	$0	0	N/A

TOTAL:		$40,000,000	1,154,958	$40,000,000

5 75,000 shares have been issued to this shareholder as commission for acting as a placement agent in the private placement.
6 75,000 shares have been issued to this shareholder as commission for acting as a placement agent in the private placement.

OUR RECENT PRIVATE PLACEMENT

EXEMPTION FROM REGISTRATION. As described under “Prospectus Summary - About Our Recent Private Placement”, we issued in connection with our private placement shares of our common stock, in accordance with and in reliance upon the exemption from securities registration afforded by Regulation D, Rule 506 promulgated by the Securities and Exchange Commission (the “SEC” or the “Commission”).

PURCHASE PRICE. Our common stock was offered at a price of $1,000 for each $1,000 of principal amount of Notes and related Warrants to be purchased by such Buyer at the Closing.

NUMBER OF SHARES BEING REGISTERED IN CONNECTION WITH THE SECURITIES PURCHASE AGREEMENT. The Securities Purchase Agreement provides that our company shall file with the Commission a registration statement registering the shares of common stock issued in connection with the private placement (the “Registrable Securities”) for unrestricted distribution and public resale by the holders of such Registrable Securities, namely a total of 5,385,189 shares of common stock, including 1,154,958 for shares underlying the Warrants.

WARRANTS ISSUED IN CONNECTION WITH THE SECURITIES PURCHASE AGREEMENT. Each investor who has been issued a Warrant is granted the right to purchase in the aggregate up to a maximum additional 1,154,958 shares of our common stock. The Warrant entitles its holder to one share of our common stock upon exercise. The Warrants may be exercised at any time on or after the initial exercise eligibility date of May 13, 2008, but not after 11:59 p.m., New York time, on the expiration date of May 13, 2013, at an exercise price of $13.51 per share. The number of shares attached to the Warrants will be adjusted due to dividends and changes in our capital stock structure.

SENIOR CONVERTIBLE NOTES ISSUED IN CONNECTION WITH THE SECURITIES PURCHASE AGREEMENT. The Notes bear initial interest at 3% per annum which begins accruing on the issuance date and shall be computed on the basis of a 360-day year and twelve 30-day months. They will be payable in arrears semiannually on January 15 and July 15 of each year (each, an “Interest Date”), with the first interest date being January 15, 2008. The interest rate shall increase each year as specified in the Notes from 3% on the first year, to 5% on the second year, 7% on the third year, and 10% on both the fourth and fifth year, all of which are payable semi-annually in cash or shares of the Company’s common stock, par value $.001 per share (the “Common Stock). The Notes have a five year term through December 12, 2012, and are convertible into shares of the Common Stock, subject to customary anti-dilution adjustments. The initial conversion price is $12.47. The Company may redeem the Notes at 100% of the principal amount, plus any accrued interest, beginning December 13, 2008, provided the market price of the Common Stock is at least 150% of the then applicable conversion price for 30 consecutive trading days prior to the redemption.

INDEMNIFICATION. We have agreed to indemnify the selling shareholders from all liability and losses resulting from any misrepresentations or breaches made by our company in connection with the Securities Purchase Agreement, other related agreements, or the registration statement. The selling shareholders have agreed to indemnify us from all liability and losses resulting from any misrepresentations furnished by such selling shareholder in writing to us specifically for use in such registration statement or prospectus to the extent of the net proceeds actually received by the selling shareholder from the sale of Registrable Securities.

MANDATORY REGISTRATION.
a.  Initial Mandatory Registration. The Company shall prepare, and, as soon as practicable but in no event later than the Initial Filing Deadline, file with the SEC the Initial Registration Statement on Form S-3 covering the resale of at least the number of shares of Common Stock equal to the Initial Required Registration Amount determined as of date the Registration Statement is initially filed with the SEC. In the event that Form S-3 is unavailable for such a registration, the Company shall use such other form as is available for such a registration on another form reasonably acceptable to the Required Holders. The Initial Registration Statement prepared pursuant hereto shall register for resale that number of shares of Common Stock equal to the Initial Required Registration Amount determined as of the date such Initial Registration Statement is initially filed with the SEC. The Company shall use its reasonable best efforts to have the Initial Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the Initial Effectiveness Deadline. By 9:30 a.m. New York time on the Business Day following the Initial Effective Date, the Company shall file with the SEC in accordance with Rule 424 under the 1933 Act the final prospectus to be used in connection with sales pursuant to such Initial Registration Statement.

b. Additional Mandatory Registrations. The Company shall prepare, and, as soon as practicable but in no event later than the Additional Filing Deadline, file with the SEC a Registration Statement on Form S-3 covering the resale of all of the Additional Registrable Securities not previously registered on an Additional Registration Statement hereunder. To the extent the staff of the SEC does not permit the Additional Required Registration Amount to be registered on an Additional Registration Statement, the Company shall file Additional Registration Statements successively trying to register on each such Additional Registration Statement the maximum number of remaining Additional Registrable Securities until the Additional Required Registration Amount has been registered with the SEC. In the event that Form S-3 is unavailable for such a registration, the Company shall use such other form as is available for such a registration on a form reasonably acceptable to the Required Holders. Each Additional Registration Statement prepared pursuant hereto shall register for resale that number of shares of Common Stock equal to the Additional Required Registration Amount determined as of the date such Additional Registration Statement is initially filed with the SEC. The Company shall use its reasonable best efforts to have each Additional Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the Additional Effectiveness Deadline. By 9:30 am on the Business Day following the Additional Effective Date, the Company shall file with the SEC in accordance with Rule 424 under the 1933 Act the final prospectus to be used in connection with sales pursuant to such Additional Registration Statement.

PLAN OF DISTRIBUTION

We are registering the securities covered by this prospectus on behalf of the selling shareholders. Each selling shareholder is free to offer and sell his or her shares of our common stock at such times, in such manner and at such prices as he or she may determine. The selling shareholders have advised us that the sale or distribution of our common stock owned by the selling shareholders may be affected in transactions in the American Stock Exchange (including block transactions), negotiated transactions, the settlement of short sales of our common stock, or a combination of such methods of sale. The sales will be at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers. The selling shareholders have advised us that they have not entered into agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares. The selling shareholders do not have an underwriter or coordinating broker acting in connection with the proposed sale of our common stock. There is no over-allotment option and no shares will be sold by us.

The selling shareholders may sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders. They may also receive compensation from the purchasers of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

Selling shareholders and any broker-dealer that acts in connection with the sale of shares of our common stock hereunder are deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers and any profit on the resale of the shares of our common stock sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. The selling shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of our common stock against certain liabilities, including liabilities arising under the Securities Act.

Because each of selling shareholders is deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act, the selling shareholders will be subject to prospectus delivery requirements of the Securities Act.

We have informed the selling shareholders that the anti-manipulation rules of the Commission, including Regulation M promulgated under the Securities Exchange Act, will apply to its sales in the market, and we have informed the other selling shareholders that these anti-manipulation rules may apply to their sales in the market. We have provided all of the selling shareholders with a copy of such rules and regulations.

Regulation M may limit the timing of purchases and sales of any of the shares of our common stock by the selling shareholders and any other person distributing our common stock. The anti-manipulation rules under the Securities Exchange Act may apply to sales of shares of our common stock in the market and to the activities of the selling shareholders and their affiliates. Furthermore, Regulation M of the Securities Exchange Act may restrict the ability of any person engaged in the distribution of shares of our common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

Rules 101 and 102 of Regulation M under the Securities Exchange Act, among other things, generally prohibit certain participants in a distribution from bidding for or purchasing for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule 104 of Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

The selling shareholders also may resell all, or a portion, of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

THE SELLING STOCKHOLDERS WILL PAY ALL COMMISSIONS, TRANSFER TAXES AND OTHER EXPENSES ASSOCIATED WITH THEIR SALES. THE SHARES OFFERED HEREBY ARE BEING REGISTERED PURSUANT TO OUR CONTRACTUAL OBLIGATIONS, AND WE HAVE AGREED TO PAY THE EXPENSES OF THE PREPARATION OF THIS PROSPECTUS.

DIVIDEND POLICY

Our board of directors currently does not intend to declare dividends or make any other distributions to our shareholders. Any determination to pay dividends in the future will be at our board’s discretion and will depend upon our results of operations, financial condition and prospects as well as other factors deemed relevant by our board of directors.

MANAGEMENT

Directors and executive officers

The following table sets forth the names and ages of our current directors and executive officers, their principal offices and positions and the date each such person became our director or executive officer. Our executive officers are elected annually by the board of directors. Our directors serve one-year terms until their successors are elected. The executive officers serve one year terms or until their death, resignation or removal by the board of directors. Other than described below, there are no family relationships between any of the directors and executive officers. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected as an executive officer.

The executive officers are all full time employees of General Steel Holdings, Inc.

The directors and executive officers of General Steel Holdings, Inc. are as follows:

Name	Age	Position	Date of appointment
Yu, Zuo Sheng	43	Chairman of the Board of Directors and Chief Executive Officer,	10/14/04
Warner, Ross	44	Director	8/24/05
Wong, John	41	Independent Director	8/24/05
Du, Qing Hai	70	Independent Director	8/28/07
Chen, John	36	Director / Chief Financial Officer	3/07/05
Cao, Zhong Kui	58	Independent Director	4/13/07
Wang, Chris	37	Independent Director	11/13/07
Zhang, Dan Li	53	Director, General Manager of Longmen Joint Venture	8/28/07
Hsu, Fred	44	Independent Director	8/28/07

Our directors are generally elected until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier resignation or removal. Each director’s term of office is one year.

  Audit Committee

Our audit committee consists of John Wong, Fred Hsu, Zhongkui Cao. Mr. John Wong is the chairman of the audit committee. The audit committee held four meetings during fiscal year 2007.

The primary responsibilities of the audit committee are to review the results of the annual audit and to discuss the financial statements, including the independent auditors’ judgment about the quality of accounting principles, the reasonableness of significant judgments, the clarity of the disclosures in the financial statements. Additionally, the audit committee meets with our independent auditors to review the interim financial statements prior to the filing of our Quarterly Reports on Form 10-Q, recommends to our board of directors the independent auditors to be retained by us, oversees the independence of the independent auditors, evaluates the independent auditors’ performance, receives and considers the independent auditors’ comments as to controls, adequacy of staff and management performance and procedures in connection with audit and financial controls, including our system to monitor and manage business risks and legal and ethical compliance programs audit and non-audit services provided to us by our independent auditors, considers conflicts of interest involving executive officers or board members. Our board of directors has determined that Mr. Wong is an “audit committee financial expert” as defined by the SEC, and that each member of the audit committee is independent.

To the best of our knowledge, none of the following ever occurred to any of our directors and officers.

(1)   Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)   Any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)   Being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4)   Being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Biographical information

Mr. YU, Zuosheng Chief Executive Officer and Chairman , joined us in August 2000 and became a Director in August 2000. From April 1986 to February 1992, he was President of Daqiuzhuang Metal Sheets Factory, Tianjin, China. From February 1992 to December 1999, he was General Manager of Sheng Da Industrial Company, Tianjin, China. From November 1999 to March 2001, he was President and Chairman of Board of Directors of Sheng Da Machinery Manufactory, Tianjin, China. Since February 2001, he is President and Chairman of Board of Directors of Beijing Wendlar Investment Management Group, Beijing, China. Since March 2001, he is President and Chairman of Board of Directors of Baotou Sheng Da Steel Pipe Limited, Inner Mongolia, China and Chairman of Board of Directors of Sheng Da Steel and Iron mill, Hebei province, China. Since April 2001, he is President and Chairman of Sheng Da Industrial Park Real Estate Development Limited. Since December 2001, Mr. Yu has been President and Chairman of Beijing Shou Lun Real Estate Development Company, Beijing, China.

Mr. Yu graduated in 1985 graduated from Sciences and Engineering Institute, Tianjin, China. In July 1994, he received Bachelor degree from Institute of Business Management for Officers. Mr. Yu received the title of “Senior Economist” from the Committee of Science and Technology of Tianjin City in 1994. In July 1997, he received a MBA degree from the Graduate School of Tianjin Party University. In April 2003, Mr. YU, Zuosheng held a position as a member of China’s APEC (Asia Pacific Economic Co-operation) Development Council.

Mr. CHEN, John, Director and Chief Financial Officer. Mr. John Chen joined us in May 2004. He is the Chief Financial Officer and a Director. From August 1997 to July 2003, he was senior accountant at Moore Stephens Wurth Frazer and Torbet, LLP, Los Angeles, California, USA. He graduated from Norman Bethune University of Medical Science, Changchun city, Jilin province, China in September 1992. He received B.S. degree in accounting from California State Polytechnic University, Pomona, California, USA in July 1997.

Mr. WARNER, Ross, Director. Mr. Warner was elected as the independent director in August 2005. From July 2003 to present, he was the Chief of Operations at OCDF. From July 2002 to June 2003, he was the country manager for English First in charge of China and Vietnam. From April 2001 to July 2002, he was the non-technical training manager at TTI-China. From July 1998 to December 2000, he worked as the consultant at Info Technology Group, Inc.-Beijing Office. Mr. Ross Warner obtained the master degree from Thunderbird Graduate School.

Mr. ZHANG, Dan Li, Director and General Manager of Longmen Joint Venture. Mr. Zhang joined us in August 2007. He is currently the General Manager of Shaanxi Longmen Iron and Steel Co., Ltd. For more than 30 years, Mr. Zhang has been working at Shaanxi Longmen Iron and Steel Group on various positions. Mr. Zhang received his bachelor’s degree from the Xi’an University of Technology and Architecture in 1982.

Mr. DU, Qing Hai, Independent Director. Mr. Du joined us in August 2007. Mr. Du is currently the General Engineer for Beijing Industrial Design and Research Institute. Previously, he has been, in the past forty years, the Chief Engineer and Section Chief at both Baotou Design and Research Institute of Iron and Steel, and the Design Institute of Capital Iron and Steel. Mr. Du received his bachelor degree in Iron and Steel Metallurgy from the Beijing University of Science and Technology, formerly known as Beijing University of Iron and Steel Technology, in 1963.

Mr. CAO, Zhong Kui, Independent Director. Mr. Cao joined us in April 2007. He is currently the Chairman of Baogang United Steel, the Shanghai Stock Exchange publicly traded subsidiary of Baotou Iron and Steel Group. Previously, Mr. Cao was President and Chairman of the Board at Baotou Metallurgy Machinery State-owned Asset Management Co. Mr. Cao graduated from Baotou Institute of Iron and Steel in 1974.

Mr. WONG, John, Independent Director. Mr. Wong was elected as the independent director in August 2005. From June 2003 to present, he is the managing partner of Vantage & Associates. From January 2000 to March 2003, he was the director at Deloitte Touche Corporate Finance, Shanghai. From July 1998 to December 1999, he was director of Amrex Capitals. From July 1996 to June 1998, he worked as senior audit manager at Ernest & Young, Hong Kong. Mr. Wong graduated from Melbourne University in 1989. He obtained Independent Directorship Certificate in 2002.

Mr. WANG, Chris, Independent Director. Mr. Wang was elected as the independent director in November 2007. He is currently the President and Chief Financial Officer of Fushi International, a NASDAQ listed company. From November 2004 to March 2005, Mr. Wang was Executive Vice President at Redwood Capital. From September 2002 through November 2004, Mr. Wang was an assistant Vice President in the portfolio management department at Century Investment Corporation and before that, in 2001, was a summer associate with the Credit Suisse First Boston investment banking team in Hong Kong. Mr. Wang received a degree in English from Beijing University of Science and Technology in 1994 and a MBA in Finance and Corporate Accounting from the University of Rochester in New York in 2002.
Mr. HSU, Fred, Independent Director. Mr. Hsu joined us in August 2007. He is currently the Managing Director of Sagem Communications China, a division of Safran Inc., a global 500 company based in Paris, France. From 1998 to 2003 he was General Manager for Philips Electronics Wired Telecommunications Business Unit. From 1993 to 1998, he was the Chief Financial Officer for Wella Cosmetics, China. Mr. Hsu received a BBA degree in International Trade and Finance from Louisiana State University in 1987 and a MBA from the American Graduate School of International Management (Thunderbird) in 1988.

Indemnification

Our articles of incorporation limit the liability of directors to the maximum extent permitted by Nevada law. This limitation of liability is subject to exceptions including intentional misconduct, obtaining an improper personal benefit and abdication or reckless disregard of director duties. Our articles of incorporation and bylaws provide that we may indemnify our directors, officer, employees and other agents to the fullest extent permitted by law. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether the bylaws would permit indemnification. We currently do not have such an insurance policy.

Executive Compensation

The following table sets forth certain information concerning the compensation paid to our chief executive officer and our other most highly compensated executive officers:
SUMMARY COMPENSATION TABLE
Long-term compensation
Awards
Securities
		Annual compensation			Restricted	underlying	Payouts
Name and principal position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other annual compensation ($) (e)	stock award(s) ($) (f)	options/ SARs (#) (g)	LTIP payouts ($) (h)	All other compensation ($) (i)
Yu, Zuo Sheng Chief Executive Officer	2006	RMB 600,000 (approximately USD 75,342)	N/A	N/A	N/A	N/A	N/A	N/A

	2005	RMB 600,000 (approximately USD 73,320)	N/A	N/A	N/A	N/A	N/A	N/A

	2004	RMB 600,000 (approximately USD 72,600)	N/A	N/A	N/A	N/A	N/A	N/A

	2003	RMB 600,000 (approximately USD 72,600)	N/A	N/A	N/A	N/A	N/A	N/A

John Chen Chief Financial Officer	2006	RMB 180,000 (approximately USD 22,603)	N/A	N/A	N/A	N/A	N/A	N/A

	2005	RMB 120,000 (approximately USD 14,664)	N/A	N/A	N/A	N/A	N/A	N/A

	2004	RMB 70,000 (approximately USD 8,470)	N/A	N/A	N/A	N/A	N/A	N/A

	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Han, Wen Chun Plant Controller	2006	RMB 96,000 (approximately USD 12,055)	N/A	N/A	N/A	N/A	N/A	N/A

	2005	RMB 96,000 (approximately USD 11,731)	N/A	N/A	N/A	N/A	N/A	N/A

	2004	RMB 45,600 (approximately USD 5,518)	N/A	N/A	N/A	N/A	N/A	N/A

	2003	RMB 45,600 (approximately USD 5,518)	N/A	N/A	N/A	N/A	N/A	N/A

Su, Xiao Gang Manager of Human Resources	2006	RMB 96,000 (approximately USD 12,055)	N/A	N/A	N/A	N/A	N/A	N/A

	2005	RMB 96,000 (approximately USD 11,731)	N/A	N/A	N/A	N/A	N/A	N/A

	2004	RMB 45,600 (approximately USD 5,518)	N/A	N/A	N/A	N/A	N/A	N/A

	2003	RMB 45,600 (approximately USD 5,518)	N/A	N/A	N/A	N/A	N/A	N/A

Liu, Yu Wen Manager of Sales Department	2006	RMB 96,000 (approximately USD 12,055)	N/A	N/A	N/A	N/A	N/A	N/A

	2005	RMB 96,000 (approximately USD 11,731)	N/A	N/A	N/A	N/A	N/A	N/A

	2004	RMB 45,600 (approximately USD 5,518)	N/A	N/A	N/A	N/A	N/A	N/A

	2003	RMB 45,600 (approximately USD 5,518)	N/A	N/A	N/A	N/A	N/A	N/A

Director Compensation

None of our directors has received any compensation for their services rendered as our directors during fiscal years 2005 and 2006.

Code of Ethics and Business Conduct

Our Code of Ethics and Business Conduct is available on our website at the following address: http://www.gshi-steel.com/gshi-steel/codeofethics.pdf. Our Code of Ethics and Business Conduct provides information:

•	To guide employees so that their business conduct is consistent with our ethical standards; and

•	To improve the understanding of our ethical standards among our customers, suppliers and others.

Our Code of Ethics and Business Conduct may also be obtained free of charge by contacting our Chief Financial Officer, John Chen at john@gshi-steel.com or by phone: 86-10-58797346

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding beneficial ownership of common stock as of February 10, 2008, by:

•	Each person known to us to own beneficially more than 5%, in the aggregate, of the outstanding shares of our common stock;

•	Each of our directors;

•	Each of our Chairman and Chief Executive Officer and our other four most highly compensated executive officers; and

•	All of our executive officers and directors as a group.

The number of shares beneficially owned and the percent of shares outstanding are based on 34,861,365 shares outstanding as of February 10, 2008. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

Name and address	Principal Position Held	Shares Owned	Percentage

Yu, Zuo Sheng C/o General Steel Holdings, Inc. Kuntai International Mansion Building, Suite 2315 Yi No. 12 Chaoyangmenwai Avenue Chaoyang District, Beijing 100020	Chief Executive Officer and Chairman	23,928,900	68.6%

Chen, John C/o General Steel Holdings, Inc. Kuntai International Mansion Building, Suite 2315 Yi No. 12 Chaoyangmenwai Avenue Chaoyang District, Beijing 100020	Director and Chief Financial Officer	150,000	*

Warner, Ross C/o General Steel Holdings, Inc. Kuntai International Mansion Building, Suite 2315 Yi No. 12 Chaoyangmenwai Avenue Chaoyang District, Beijing 100020	Director	10,000	*

Directors & Executive Officers as Group		24,088,900	69.1%

(1)   Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act securities and includes securities that are convertible into common stock at the owner’s option within 60 days.

* indicates percentages that are below 1%.

Principal Accounting Fees and Services.

Our board of directors has reappointed Moore Stephens Wurth Frazer and Torbet, LLP as our independent auditors for the year ended December 31, 2007.

Public Accountants’ Fees

	2006	2005	2004
Audit fees	$180,000	$180,000	$203,000
Audit related fees	$-	$-	$-
Tax fees	$7,000	$7,000	$7,000
All other fees	$-	$-	$-

Audit fees were for professional services rendered by Moore Stephens Wurth Frazer and Torbet, LLP during 2006, 2005 and 2004 years for the audit of our annual financial statements and the review of our financial statements included in our quarterly reports on form 10-QSB and services that are normally provided by Moore Stephens Wurth Frazer and Torbet, LLP in connection with the statutory and regulatory filings. Tax fees involved the preparation of our consolidated tax returns.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our selected consolidated financial information for the periods ended and as of the dates indicated. The historical results are not necessarily indicative of results to be expected in any future period.

You should read the following summary combined financial information in conjunction with the information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the combined financial statements and related notes included elsewhere in this prospectus. Many factors may cause our future results to differ materially from the financial information and results presented below.

SUMMARY OF OPERATIONS

	Nine months ended September 30			Years ended December 31
	2007 (unaudited )	2006 (unaudited )	2005 (unaudited )	2006	2005 (Restated)	2004	2003	2002	2001 (unaudited )
	(USD in thousands, except per share amount)
Total sales	$504,247	$96,999	$72,071	$139,495	$89,740	$87,832	$57,306	$44,678	$38,191
Cost of sales	468,511	92,487	63,657	135,324	81,166	81,613	52,804	41,328	36,012
Selling, general, and administrative expenses	10,270	2,156	1,764	2,421	2,781	2,317	1,532	1,539	2,468
Income from operations	25,466	2,356	6,601	1,750	5,793	3,902	2,969	1,811	1,253
Net income	$10,369	$519	$2,355	$1,033	$2,740	$915	$1,091	$652	$294
Net income per common share	0.33	0.02	0.09	0.03	0.09	0.03	0.04	0.02	0.01

FINANCIAL DATA
(USD in thousands, except the ratio amount)

	As of September 30		As of December 31
	2007 (unaudited )	2006 (unaudited )	2006	2005 (Restated)	2004	2003	2002	2001 (unaudited )
Total assets	$455,539	$68,794	$73,822	$58,993	$52,969	$37,432	$33,357	$41,091
Depreciation and amortization	5,921	1,230	1,917	1,344	1,255	1,013	959	1,560
Current Ratio	0.59	0.91	0.87	0.94	0.92	0.77	0.84	0.88
Basic weighted average shares outstanding (in thousands)	34,565	31,250	31,250	31,250	30,260	30,000	30,000	30,000

Supplemental Financial Data
(USD in thousands except per share amount)

SUMMARY OF	2007			2006				2005				2004
OPERATIONS	1st Qtr.	2nd Qtr.	3rd Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Total sales	$37,608	$121,255	$345,384	$20,643	$29,398	$46,958	$42,496	$20,699	$25,290	$26,032	$17,719	$14,263	$20,227	$23,791	$29,551

Cost of sales	35,875	113,141	319,495	19,372	27,808	45,404	42,838	18,829	21,448	23,380	17,509	13,170	19,206	20,608	28,629

SG&A	630	2,844	6,795	645	808	606	266	653	587	523	1,018	415	356	444	1,102

Interest expense	641	1,757	4,276	486	603	442	814	442	445	462	556	301	252	420	599

Net income	475	1,893	8,000	252	87	180	514	306	1,266	1,157	491	154	184	539	38

Net income per common share	$0.015	$0.060	$0.25	$0.008	$0.003	$0.006	$0.016	$0.01	$0.04	$0.04	$0.01	$0.005	$0.006	$0.02	$0.001

FINANCIAL DATA

Total assets	$80,405	$403,612	$455,539	$66,345	$69,295	$68,794	$73,822	$66,345	$60,211	$60,722	$58,993	$54,183	$59,321	$50,024	$52,969

Depreciation and amortization	638	2,174	5,921	347	349	534	687	380	296	330	338	257	300	383	315

Current ratio	0.87	0.54	0.59	0.91	0.9	0.91	0.87	0.95	0.99	1.03	0.94	0.87	0.9	0.9	0.92

Basic weighted average shares outstanding (in thousands)	32,445	32,445	34,565	31,250	31,250	31,250	31,250	31,250	31,250	31,250	31,250	30,000	30,000	30,000	31,060

DESCRIPTION OF SHARE CAPITAL

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation, as amended to date, and our by-laws, all of which have been filed as exhibits to our registration statement of which this prospectus is a part. All material terms of these referenced documents are disclosed in this document. Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value. As of February 10, 2008, there were 34,861,365 shares of common stock issued and outstanding.

Common stock

The holders of our common stock are entitled to one vote for each share held. The affirmative vote of a majority of votes cast at a meeting that commences with a lawful quorum is sufficient for approval of matters upon which shareholders may vote, including questions presented for approval or ratification at the annual meeting. Our common stock does not carry cumulative voting rights, and holders of more than 50% of our common stock have the power to elect all directors and, as a practical matter, to control our company. Holders of our common stock are not entitled to preemptive rights, and our common stock may only be redeemed at our election.

After the satisfaction of requirements with respect to preferential dividends, if any, holders of our common stock are entitled to receive, pro rata, dividends when and as declared by our board of directors out of funds legally available therefore. Upon our liquidation, dissolution or winding-up, after distribution in full of the preferential amount, if any, to be distributed to holders of the preferred stock, holders of our common stock are entitled to share ratably in our assets legally available for distribution to our shareholders. All outstanding shares of common stock are fully paid and non-assessable.

Warrants

Each investor who has been issued a Warrant is granted the right to purchase in the aggregate up to a maximum additional 1,154,958 shares of our common stock. The Warrant entitles its holder to one share of our common stock upon exercise. The Warrants may be exercised at any time on or after the initial exercise eligibility date of May 13, 2008, but not after 11:59 p.m., New York time, on the expiration date of May 13, 2013, at an exercise price of $13.51 per share. The number of shares attached to the Warrants will be adjusted due to dividends and changes in our capital stock structure.

ITEM 4. CONTROLS AND PROCEDURES

As of the end of the period covered by this report, General Steel’s management carried out an evaluation, with the participation of General Steel’s principal executive officer and principal financial officer, of the effectiveness of General Steel’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934). Based upon that evaluation, General Steel’s principal executive officer and principal financial officer concluded that General Steel’s disclosure controls and procedures were effective as of the end of the period covered by this report.

There were no changes in General Steel’s internal controls over financial reporting that occurred during General Steel’s most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, General Steel’s internal control over financial reporting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements:

The following discussion of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto. The following discussion contains forward-looking statements. General Steel Holdings, Inc. is referred to herein as “we” or “our.” The words or phrases “would be,” “will allow,” “expect to”, “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” or similar expressions are intended to identify forward-looking statements. Such statements include those concerning our expected financial performance, our corporate strategy and operational plans. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties, including: (a) those risks and uncertainties related to general economic conditions in China, including regulatory factors that may affect such economic conditions; (b) whether we are able to manage our planned growth efficiently and operate profitable operations, including whether our management will be able to identify, hire, train, retain, motivate and manage required personnel or that management will be able to successfully manage and exploit existing and potential market opportunities; (c) whether we are able to generate sufficient revenues or obtain financing to sustain and grow our operations; and (d) whether we are able to successfully fulfill our primary requirements for cash which are explained below under “Liquidity and Capital Resources. Unless otherwise required by applicable law, we do not undertake, and we specifically disclaim any obligation, to update any forward-looking statements to reflect occurrences, developments, unanticipated events or circumstances after the date of such statement.

Company Overview

General Steel Holdings, Inc. (“General Steel”), headquartered in Beijing China, operates a diverse portfolio of Chinese steel companies. Our companies serve various industries and produce a variety of steel products: reinforced bars (rebar), hot-rolled carbon and silicon sheets and spiral weld pipes. Our aggregate production capacity of steel products is 3 million tons, of which the majority is rebar. Individual industry segments have unique demand drivers, such as rural income, infrastructure construction and energy consumption. Domestic economic conditions are an overall driver for all our products.

Our vision is to become one of the largest non-government owned steel companies in China.

Our mission is to acquire Chinese steel companies and increase their profitability and efficiencies with the infusion of applied western management practices, advanced production technologies and capital resources.

Our strategy is to grow through aggressive mergers, joint ventures and acquisitions targeting state-owned enterprise steel companies and selected entities with outstanding potential. We have executed this strategy and consummated controlling interest positions in two joint ventures. We are actively pursuing a plan to acquire additional assets.

We presently have controlling interest in three steel subsidiary companies:

• Shaanxi Longmen Iron and Steel Co., Ltd. (Longmen Joint Venture);
• Tianjin Daqiuzhuang Metal Sheet Co., Ltd. (Daqiuzhuang Metal);
• Baotou Steel - General Steel Special Steel Pipe Joint Venture Co., Ltd. (Baotou Steel Pipe Joint Venture).

Steel Operating Companies

• Tianjin Daqiuzhuang Metal Sheet Co., Ltd. (“Daqiuzhuang Metal”)

Tianjin Daqiuzhuang Metal Sheet Co., Ltd. (“Daqiuzhuang Metal”), started its operation in 1988. Daqiuzhuang Metal’s core business is the manufacturing of high quality hot-rolled carbon and silicon steel sheets which are mainly used in the production of small agricultural vehicles and other specialty markets. In the niche market for metal sheets used in small agricultural vehicles, Daqiuzhuang Metal currently maintains an approximate 50% market share.

Daqiuzhuang Metal has ten steel sheet production lines capable of processing approximately 400,000 tons of 0.75-2.0 mm hot-rolled carbon steel sheets per year, of which 150,000 tons has been added since mid-March 2006. Products are sold through a nation-wide network of 35 distributors and 3 regional sales offices. Daqiuzhuang Metal uses a traditional rolling mill production sequence, such as heating, rolling, cutting, annealing, and flattening to process cut coil segments into steel sheets. The sheet sizes are approximately 2,000 mm (length) x 1,000 mm (width) x 0.75 to 2.0 mm (thickness). Limited size adjustments can be made to meet order requirements. Products sell under the registered “Qiu Steel” brand name.

On May 22, 2007, we filed a current report on Form 8-K announcing we agreed to acquire from Victory New Holdings, Ltd., a British Virgin Islands Company (“Victory New”), the remaining 30% outstanding shares of Daqiuzhuang Metal. The mother of Henry Yu, our Chairman and CEO, is the sole shareholder of Victory New. For the acquisition, we agreed to issue an aggregate of 3,092,899 shares of Series A Preferred Stock at $0.001 par value.

• Baotou Steel - General Steel Special Steel Pipe Joint Venture Co., Ltd. (“Baotou Steel Pipe Joint Venture”)

On April 27, 2007, Daqiuzhuang Metal and Baotou Iron and Steel Group Co., Ltd. ("Baotou Steel") entered into an Amended and Restated Joint Venture Agreement (the "Agreement"), amending the Joint Venture Agreement entered into on September 28, 2005 ("Original Joint Venture Agreement"). The Amended and Restated Joint Venture Agreement has increased Daqiuzhuang Metal's ownership interest in the Joint Venture to 80%. The joint venture company’s name is Baotou Steel - General Steel Special Steel Pipe Joint Venture Company Limited (“Baotou Steel Pipe Joint Venture”). Baotou Steel will initially contribute RMB 10,000,000, or approximately US$1,270,000 taking 20% ownership interest in the Baotou Steel Pipe Joint Venture. Daqiuzhuang Metal will initially contribute RMB 40,000,000, or approximately US$5,130,000 taking 80% ownership interest in the Baotou Steel Pipe Joint Venture.

We have invested $1.56 million cash into this joint venture with the rest of the required register capital to be invested within a year. The remainder of the investment will come from the operating cash flow from Daqiuzhuang Metal.

Baotou Steel Pipe Joint Venture received its business license approval on May 25, 2007. It has four production lines capable of producing 100,000 tons of double spiral-weld pipes. These pipes are used in the energy sector to transport natural gas, oil and steam. Pipes produced at the mill have a diameter ranging from 219-1240 mm; a wall thickness ranging from 6-13 mm; and a length ranging from 6-12 m. Final production capacity at the mill will reach 600,000 tons in 2009. Additional products may also be added. Presently, Baotou Steel Pipe Joint Venture sells its products using an internal sales force to customers in Inner Mongolia and the Northwest region of China.

This joint venture started production and testing operations in the second quarter 2007 and began to generate revenue in the third quarter 2007.

• Shaanxi Longmen Iron and Steel Co., Ltd. (“Longmen Joint Venture”)

On June 15, 2007, through two subsidiaries, Daqiuzhuang Metal and Tianjin Qiu Steel Investment Co., Ltd., we entered into a joint venture agreement with Shaanxi Longmen Iron & Steel Group Co., Ltd. (“Long Steel Group”) to form Shaanxi Longmen Iron and Steel Co., Ltd. (“Longmen Joint Venture”). Through our two subsidiaries, we invested approximately $39 million cash and collectively hold approximately 60% of the new joint venture.

Long Steel Group, located in Hancheng city, Shaanxi province, in China’s central region, was founded in 1958 and incorporated in 2002. In 2006, its reported sales revenue was $705 million. It is the largest steel company in the province. It has a total annual production capacity of 2.5 million tons. Last year, the Chinese National Statistics Bureau ranked it among the top 50 steel companies in China in terms of output.

Long Steel Group operates as a fully-integrated steel production facility, which means it is capable of taking iron-ore and other raw materials, processing them into crude steel and then processing the crude steel into finished steel products. Less than 10% of steel companies in China have fully-integrated steel production capacity.

Our joint venture, Longmen Joint Venture, assumed certain existing operating units of the Long Steel Group. The Long Steel Group contributed most of its working assets to the joint venture. Key units of the joint venture include:

• Shaanxi Longmen Iron and Steel Group Co., Ltd., (“Base Steel Operations”): Includes 8 blast furnaces (total volume 1749 cubic meters), 4 converters (total load 150 tons) and 1 continuous casting mill;
• Shaanxi Longmen Iron and Steel Group Co., Ltd., Xi’an Rolling Mill: Annual capacity is 700,000 tons of rebar - includes 1 semi-continuous mill line;
• Shaanxi Longmen Iron and Steel Group Co., Ltd., Mulonggou Mining Co.: An iron-ore mine with 150,000 tons annual capacity;
• Shaanxi Longmen Iron and Steel Group Co., Ltd., Changlong Transportation Co: A comprehensive transportation company combining railroad transportation, loading and discharging, maintenance as well as finished oil products and components - daily throughput capacity exceeds 5000 tons;
• Shaanxi Longmen Iron and Steel Group Co., Ltd., Hancheng Yulong Hotel: A three-star rated, 125 room hotel and recreation complex catering to the construction and steel support industries;
• Shaanxi Yuxin Commercial Trading Co., Ltd.; and
• Shaanxi Yuteng Commercial Trading Co., Ltd.

Longmen Joint Venture employs 4,000 full-time and 2,000 part-time workers.

The annual capacity at Longmen Joint Venture is 2.5 million tons of crude steel. It is the largest steel producer in Shaanxi province. Last year, Long Steel Group recorded a shipment volume of 2.2 million tons of finished product, of which 94% was reinforced bar steel (rebar - a commodity grade steel used in construction to reinforce concrete), with the remainder being roundbar, wire rod and related products. These products are primarily used in building and infrastructure construction.

Longmen Joint Venture’s products are categorized within the steel industry as “longs” (referencing their shape). They are generally considered regional products because their size, weight and dimension make them ill-suited for cost-effective long-haul ground transportation. By our estimates, the provincial market demand for rebar is 6 - 8 million tons. Slightly more than half of the province demand radiates from Xi’an, the province capital, located 180 km from the joint venture main site. We estimate in Xi’an we have a 72% market share.

An established regional network of 27 agents and 2 sales offices sell the joint venture’s products. Agents account for approximately 66% of sales. All products sell under the registered brand name of “Yulong” which enjoys strong regional recognition and awareness. Rebar and billet products carry ISO 9001 and 9002 certification and many other products have won national quality awards. Products produced at the facility have been used in the construction of the Yangtze River Three Gorges Dam, Xi’an International Airport, the Xi Han, Xi Tong and Xi Da provincial expressways, and are currently being used in the construction of the Xi’an city subway system.

On September 24, 2007, Longmen Joint Venture acquired controlling interest in two subsidiaries of the Long Steel Group. Both acquisitions were accretive to earnings.

The Longmen Joint Venture entered into an equity transfer agreement with Long Steel Group to acquire its 74.92% ownership interest in its subsidiary, Longmen Iron and Steel Group Co., Ltd. Environmental Protection Industry Development Co., Ltd. (“EPID”). The Joint Venture paid RMB 18,080,930 (approximately US$ 2,380,000) in exchange for the ownership interest. The facility utilizes solid waste generated from the steel making process to produce products such as construction materials, building blocks, landscape tiles, curb tops, ornamental tiles, etc.

At the same time, the Longmen Joint Venture also entered into a second equity agreement with the Long Steel Group to acquire its 36% ownership interest in its subsidiary, Longmen Iron and Steel Group Co., Ltd. Hualong Fire Retardant Materials Co., Ltd. (“Hualong”). The Joint Venture paid RMB 3,287,980 (approximately US$ 430,000) in exchange for the ownership interest. The Joint Venture is the largest shareholder in the company. The facility produces fire-retardant materials used in various processes in the production of steel.

Stock listing on American Stock Exchange

General Steel Holdings, Inc. obtained listing approval from American Stock Exchange (AMEX) on September 28, 2007. The stock officially started to trade on AMEX on October 3, 2007 under the ticker symbol, “GSI”.

Operating Results

We have three steel operating companies: Tianjin Daqiuzhuang Metal Sheet Co., Ltd. (“Daqiuzhuang Metal”), Baotou Steel - General Steel Special Steel Pipe Joint Venture Co., Ltd., (“Baotou Steel Pipe Joint Venture”), and Shaanxi Longmen Iron and Steel Co., Ltd. (“Longmen Joint Venture”).
Owing to the second quarter start for both Baotou Steel Pipe Joint Venture and Longmen Joint Venture, the third quarter is the first quarter reflecting all three of our subsidiaries operating results for a full quarter.

Sales Revenue and Gross Profit

Three months ended September 30, 2007 compared with three months ended September 30, 2006

Overall, net sales for the three months ended September 30, 2007 were approximately $345.4 million compared to $47.0 million in the same period of 2006, an increase of 636%.

At Daqiuzhuang Metal, shipments for the three months ended September 30, 2007 decreased 37% to 69,245 tons from 109,912 tons in the same period last year. This decrease is a result from shifting the product mix to a higher percentage of silicon sheet which takes longer to process than regular hot-rolled carbon sheet. Average selling price per ton including sale of scrap for the three months ended September 30, 2007 increased to $582 from $427 in the same period of 2006. The increase in sales price mainly resulted from the overall steel market rebound and increased amount of silicon sheets which are sold at a higher price compared to carbon steel sheets.

At Baotou Steel Pipe Joint Venture, shipments for the three months ended September 30, 2007 were 8,295 tons. Average selling price per ton including sale of scrap for the three months ended September 30, 2007 was $451.

At our Longmen Joint Venture, shipments for the three months ended September 30, 2007 were 736,916 tons. The average selling price per ton for the three months ended September 30, 2007 was $409.

The following table displays sales and steel shipment data for General Steel by operating unit for the three months ended September 30, 2007 and 2006, respectively.

		3rd Quarter 2007		3rd Quarter 2006
Operating Unit		Shipment Volume	Sales Amount	Shipment Volume	Sales Amount
		(in Tons)		(in Tons)
Daqiuzhuang Metal		69,245	$40,315,887	109,912	$46,957,797
Baotou Steel Pipe Joint Venture	(a)	8,295	3,747,359	-	-
Longmen Joint Venture	(b)	736,916	301,321,091	-	-

Totals		814,456	$345,384,337	109,912	$46,957,797

(a) Sales and shipment data reflect 100% of the Baotou Steel Pipe Joint Venture for the three months ended September 30, 2007. General Steel, through its subsidiary, owns 80% of the Baotou Steel Pipe Joint Venture. The minority interest is removed after profits.

(b) Sales and shipment data reflect 100% of the Longmen Joint Venture for the three months ended September 30, 2007. General Steel, through its subsidiaries, owns 60% of the Longmen Joint Venture. The minority interest is removed after profits.

Overall, gross profit for the three months ended September 30, 2007 was approximately $25.89 million, an increase of 1,567% or $24.34 million up from $1.55 million for the same period last year. Gross profit margin increased to 7.5% from 3.3% for the three months ended September 30, 2007 and 2006, respectively.

At Daqiuzhuang Metal, gross profit margin went down from 3.3% to 2.25% mainly due to increase in raw materials price. The price of iron-ore which is used to produce our feedstock at Daqiuzhuang Metal increased in the 3rd quarter compared to the same period last year.

At our Baotou Steel Pipe Joint Venture, gross profit was $139,428 and gross profit margin was 3.72% for the three months ended in September 30, 2007.

At our Longmen Joint Venture, gross profit was $24.8 million and gross profit margin was 8.24% for the three months ended September 30, 2007. Geographic location gives our Longmen Joint Venture a unique competitive advantage over its competitors. Longmen Joint Venture is the largest integrated steel company in Shaanxi Province and has no major competitors within a 250km radius. It uses iron-ore and coke purchased regionally as primary raw materials to produce pig iron, crude steel and finished steel products. Its fully-integrated production ability and regionally sourced raw materials are key factors contributing to the high gross profit margin.

The following table displays gross profit and gross margin data for General Steel by operating unit for the three months ended September 30, 2007 and 2006, respectively.

		3rd Quarter 2007		3rd Quarter 2006
Operating Unit		Gross Profit	Gross Margin	Gross Profit	Gross Margin
Daqiuzhuang Metal		$910,749	2.25%	$1,553,347	3.3%
Baotou Steel Pipe Joint Venture	(c)	139,428	3.72%	-	-
Longmen Joint Venture	(d)	24,839,574	8.24%	-	-

Totals		$25,889,751	7.5%	$1,553,347	3.3%

(c) Gross profit and gross margin data reflect 100% of operations from Baotou Steel Pipe Joint Venture for the three months ended September 30, 2007. General Steel, through its subsidiary, owns 80% of the Baotou Steel Pipe Joint Venture. Minority interest is removed after profits.

(d) Gross profit and gross margin data reflect 100% of operations from Longmen Joint Venture for the three months ended September 30, 2007. General Steel, through its subsidiaries, owns 60% of the Longmen Joint Venture. Minority interest is removed after profits.

Nine months ended September 30, 2007 compared with nine months ended September 30, 2006

Overall, net sales for the nine months ended September 30, 2007 were approximately $504.2 million compared to $97 million in the same period of 2006, an increase of 420%.

At Daqiuzhuang Metal, shipments for the nine months ended September 30, 2007 climbed 11% to 254,412 tons from 229,819 tons in the same period last year. The rise reflects an increase in market development as the 16 new distributors added in 2006 gained further traction in their respective markets, and an increase in productivity as our four new production lines, installed March 2006, reached full operating efficiencies by the end of 2006. Average selling price per ton including sale of scrap for the nine months ended September 30, 2007 increased to $477 from $422 in the same period of 2006. The increase in sales price mainly resulted from the overall steel market rebound and producing more silicon sheets in the product mix which are sold at a higher price compared to hot rolled carbon sheets.

At our Baotou Steel Pipe Joint Venture, shipments representing July through September operations in the nine months period ended September 30, 2007 were 8,295 tons. Average selling price per ton was $451.

At our Longmen Joint Venture, shipments representing June through September operations in the nine months period ended September 30, 2007 were 944,489 tons. Average selling price per ton was $401.

The following table displays sales and steel shipment data for General Steel by operating unit for the nine months ended September 30, 2007 and 2006, respectively.

		Nine Months 2007		Nine Months 2006
Operating Unit		Shipment Volume	Sales Amount	Shipment Volume	Sales Amount
		(in Tons)		(in Tons)
Daqiuzhuang Metal		254,412	$121,440,779	229,819	$96,998,657
Baotou Steel Pipe Joint Venture	(e)	8,295	3,747,359	-	-
Longmen Joint Venture	(f)	944,489	379,058,914	-	-

Totals		1,207,196	$504,247,052	229,819	$96,998,657

(e) Sales and shipment data from Baotou Steel Pipe Joint Venture are for the months from July through September only. Data reflects 100% of the Baotou Steel Pipe Joint Venture. General Steel, through its subsidiary, owns 80% of the Baotou Steel Pipe Joint Venture. The minority interest is removed after profits.

(f) Sales and shipment data from Longmen Joint Venture are for the months from June through September only. Data reflects 100% of the Longmen Joint Venture. General Steel, through its subsidiaries, owns 60% of the Longmen Joint Venture. The minority interest is removed after profits.

Gross profit for the nine months ended September 30, 2007 was approximately $35.7 million, an increase of 692% or $31.2 million from $4.5 million for the same period last year. Gross profit margin increased to 7.09% from 4.65% for the nine months ended September 30, 2007 and 2006.

The following table displays gross profit and gross margin data for General Steel by operating unit for the nine months ended September 30, 2007 and 2006, respectively.

		Nine Months 2007		Nine Months 2006
Operating Unit		Gross Profit	Gross Margin	Gross Profit	Gross Margin
Daqiuzhuang Metal		$3,628,017	3.35%	$4,512,044	4.65%
Baotou Steel Pipe Joint Venture	(g)	139,428	3.72%	-	-
Longmen Joint Venture	(h)	31,968,679	8.43%	-	-

Totals		$35,736,124	7.09%	$4,512,044	4.65%

(g) Gross profit and gross margin data from Baotou Steel Pipe Joint Venture are for the months from July through September only. Data reflects 100% of Baotou Steel Pipe Joint Venture. General Steel, through its subsidiary, owns 80% of the Baotou Steel Pipe Joint Venture. The minority interest is removed after profits.

(h) Gross profit and gross margin data from Longmen Joint Venture are for the months from June through September only. Data reflects 100% of the Longmen Joint Venture. General Steel, through its subsidiaries, owns 60% of the Longmen Joint Venture. The minority interest is removed after profits.

Cost of Sales

Three months ended September 30, 2007 compared with three months ended September 30, 2006

Cost of sales principally consists of the cost of raw materials, labor, utilities, manufacturing costs, manufacturing related depreciation and other fixed costs. Overall, cost of sales increased to $319.5 million for the three months ended September 30, 2007 from $45.4 million for the same period of 2006.

At Daqiuzhuang Metal, average cost per ton was $569 and $413, respectively for the three months ended September 30, 2007 and 2006. Cost of sales went up mainly due to the price increase in iron-ore which is a raw material in the steel strip coil we buy for processing. We also shifted more of our product mix to silicon steel sheets which have higher feedstock and processing costs than carbon steel sheets.

At our Baotou Steel Pipe Joint Venture, average cost per ton during the three months ended September 30, 2007 was $435.

At our Longmen Joint Venture, average cost per ton during the three months ended September 30, 2007 was $375.

The following table displays cost of sales and steel shipment data for General Steel by operating unit for the three months ended September 30, 2007 and 2006, respectively.

		3rd Quarter 2007		3rd Quarter 2006
Operating Unit		Shipment Volume	Cost of Sales	Shipment Volume	Cost of Sales
		(in Tons)		(in Tons)
Daqiuzhuang Metal		69,245	$39,405,138	109,912	$45,404,450
Baotou Steel Pipe Joint Venture	(i)	8,295	3,607,931	-	-
Longmen Joint Venture	(j)	736,916	276,481,517	-	-

Totals		814,456	$319,494,586	109,912	$45,404,450

(i) Cost of sales and shipment volume data reflect 100% of operations of Baotou Steel Pipe Joint Venture for the three months ended September 30, 2007. General Steel, through its subsidiary, owns 80% of the Baotou Steel Pipe Joint Venture.

(j) Cost of sales and shipment volume data reflect 100% of operations of Longmen Joint Venture for the three months ended September 30, 2007. General Steel, through its subsidiaries, owns 60% of the Longmen Joint Venture.

Nine months ended September 30, 2007 compared with nine months ended September 30, 2006

Overall cost of sales increased to $468.5 million for the nine months ended September 30, 2007 from $92.5 million for the same period of 2006.

At Daqiuzhuang Metal, average cost per ton was $463 and $402, respectively for the nine months ended September 30, 2007 and 2006. Cost of sales went up mainly due to the price increase in raw materials. We also shifted more of our product mix to silicon steel sheets which have higher feedstock and processing costs than carbon steel sheets.

At our Baotou Steel Pipe Joint Venture, average cost per ton was $435, representing July through September operations in the nine month period ended September 30, 2007.

At our Longmen Joint Venture, average cost per ton was $367, representing June through September operations in the nine month period ended September 30, 2007.

The following table displays cost of sales and steel shipment data for General Steel by operating unit for the nine months ended September 30, 2007 and 2006, respectively.

		Nine Months 2007		Nine Months 2006
Operating Unit		Shipment Volume	Cost of Sales	Shipment Volume	Cost of Sales
		(in Tons)		(in Tons)
Daqiuzhuang Metal		254,412	$117,812,762	229,819	$92,486,613
Baotou Steel Pipe Joint Venture	(k)	8,295	3,607,931	-	-
Longmen Joint Venture	(l)	944,489	347,090,235	-	-

Totals		1,207,196	$468,510,928	229,819	$92,486,613

(k) Cost of sales and shipment volume data from Baotou Steel Pipe Joint Venture are for the months from July through September only. Data reflects 100% of the Baotou Steel Pipe Joint Venture. General Steel, through its subsidiary, owns 80% of the Baotou Steel Pipe Joint Venture. The minority interest is removed after profits.

(l) Cost of sales and shipment volume data from Longmen Joint Venture are for the months from June through September only. Data reflects 100% of the Longmen Joint Venture. General Steel, through its subsidiaries, owns 60% of the Baotou Steel Pipe Joint Venture. The minority interest is removed after profits.

Selling, General and Administrative Expenses

Three months ended September 30, 2007 compared with three months ended September 30, 2006

Selling, general and administrative expenses, such as executive compensation, office expenses, legal and accounting charges, travel charges, and various taxes were $6.8 million for the three months ended September 30, 2007, compared to $0.61 million for the same period of 2006. SG&A expense as a percentage of sales revenue was 1.97% for the three months ended September 30, 2007 as opposed to 1.29% for the same period last year. This increase is due to additional SG&A expense at the new Longmen Joint Venture which is about $5.7 million. As a point of reference, Longmen Joint Venture employs approximately 4,000 full-time employees. Another component of the increase came from the legal and accounting and other professional expenses for the public listed company mainly associated with our newly added joint ventures.

Nine months ended September 30, 2007 compared with nine months ended September 30, 2006

Selling, general and administrative expenses were $10.27 million for the nine months ended September 30, 2007, compared to $2.16 million for the same period of 2006. This increase is largely attributable to the operations of the Longmen Joint Venture, which alone accounted for approximately $7.4 million in SG&A expense since June.

Other income (expense)

Three months ended September 30, 2007 compared with three months ended September 30, 2006

Other income (expense) for the three months ended September 30, 2007 consisted mainly of finance charges, interest income and other non-operating income (expense). Interest expense was $4.28 million for the three months ended September 30, 2007, compared to $0.65 million for the same period in 2006. This increase is attributable to the $80.7 million outstanding bank loans at Longmen Joint Venture as of September 30, 2007. Total outstanding short term loans increased to $113.4 million from $30.3 million as of September 30, 2007 and 2006, respectively.

Nine months ended September 30, 2007 compared with nine months ended September 30, 2006

Interest expense was $6.67 million for the nine months ended September 30, 2007, a 227% increase from $1.88 million for the same period in 2006. The increase is traced to an increase in short term borrowings largely associated with the Longmen Joint Venture operations.

Net income

Three months ended September 30, 2007 compared with three months ended September 30, 2006
Overall, net income was $8.0 million for the three months ended September 30, 2007 compared to $0.18 million for the same period of 2006, a 4,350% increase. This is a result of our recently established joint ventures with Longmen Iron and Steel Group and Baotou Iron and Steel Group.

Longmen Joint Venture and Baotou Steel Pipe Joint Venture respectively made approximately $14 million and $68,000 before minority interest for the three months ended September 30, 2007.

Nine months ended September 30, 2007 compared with nine months ended September 30, 2006

Net income was $10.4 million for the nine months ended September 30, 2007 compared to $0.52 million for the same period of 2006, a 1,899% increase.

Earnings per share

Earnings per share was $0.25 and $0.33 for the three and nine months ended September 30, 2007. Earnings per share are calculated as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Net income	$8,000,495	$179,797	10,368,661	$518,800
Weighted-average of
common stock o/s	32,343,332	31,250,000	31,704,912	31,250,000

Earnings per share	$0.25	$0.006	0.33	$0.017

Income taxes

The Company did not carry on any business and did not maintain any branch office in the United States during the nine months ended September 30, 2007 and 2006. Therefore, no provision for withholding or U.S. federal income taxes or tax benefits on the undistributed earnings and/or losses of the Company has been made.

Pursuant to the relevant laws and regulations in the People's Republic of China, Daqiuzhuang Metal, as a foreign owned enterprise in the People's Republic of China, is entitled to an exemption from the PRC enterprise income tax for two years commencing from its first profitable year. Daqiuzhuang Metal has been approved for this tax benefit and will be exempt from income tax for the years ended December 31, 2005 and 2006 and 50% income tax reduction for the years ended December 31, 2007, 2008 and 2009. The current effective income tax rate is 12%.

The effective income tax rate at our Baotou Steel Pipe Joint Venture is 33%.

Our Longmen Joint Venture is located in the mid-west region of China. The National Development Reform Commission (NDRC) granted it qualification approval to attain the “Go West” special tax treatment. This national tax treatment rewards companies contributing to the economic development of the Western Region by lowering their effective corporate tax rate from 33 percent to 15 percent. This change is effective July first and is reflected in our third quarter financial results.

For the three months ended September 30, 2007, we had a tax expense of $2.02 million. For the nine months ended September 30, 2007, we had a tax expense of $3.36 million.

Minority Interest

Minority interest mainly represents Long Steel Group’s 40% interest in Longmen Joint Venture and Baotou Iron and Steel Group’s 20% interest in Baotou Steel Pipe Joint Venture.

Accounts Receivable

Accounts receivable and accounts receivable-related party were $31 million as of September 30, 2007 compared to $17.1 million on December 31, 2006.

We recognize the revenue when we ship out products and pass the titles of the products to our customers and distributors. At Daqiuzhuang Metal, we extended short-term credit to our customers and distributors with good reputations and long-term business relationships. We have not experienced any bad debt in these accounts. Also we review our accounts receivable on a regular basis to determine if the bad debt allowance is adequate and adjust the allowance amount if needed. We believe the accounts receivable amount is collectible. Never-the-less, to be conservative and prudent in our management practice, as of September 30, 2007, we reserved $142,694 for bad debt allowance based on our reasonable estimate.

Liquidity and capital resources

Due to the strong market demand for our products and our new Longmen Joint Venture, we plan to maintain a higher-than-average debt to equity ratio to better position ourselves in this fast growing market. The bank loans are considered short term for the purpose of the preparation of the financial statements though they are renewable with the banks every year. Cash balance amounted to $6.78 million and $6.83 million as of September 30, 2007 and December 31, 2006, respectively.

Operating activities

Net cash used by operating activities for the nine months ended September 30, 2007 was $10.6 million compared to $7.5 million used in the same period of 2006. This change was mainly due to the combination of the following factors:
Our net income for the nine months ended September 30, 2007 was $10.4 million, an increase of $9.9 million compared to $0.5 million in the same period of 2006. Accounts receivable and accounts receivable-related party increased by $3.5 million compared to the beginning of the year. Notes receivable and other receivable in total also increased by approximately $9.9 million compared to the beginning of the year. Inventory and advances on inventory purchases increased by $79.9 million compared to the beginning of the year.

Accounts payable, other payables, accrued liabilities, customer deposits and tax payable went up by $58.7 million compared to the beginning of the year. The increase in these accounts helped the company generate positive cash flows from operating activities.

Investing activities
Net cash used by investing activities was $5.7 million for the nine months ended September 30, 2007 compared to $0.94 million used in the same period of 2006. This increase in cash used in investing activities mainly resulted from a $12.2 million on equipment purchase.

Financing activities

Net cash provided by financing activities was $16.2 million for the nine months ended September 30, 2007 compared to $3.7 million in the same period of 2006. This was mainly due to a bridge loan from our Chairman to consummate our Longmen Joint Venture.

Impact of inflation

We are subject to commodity price risks arising from price fluctuations in the market prices of the raw materials. We have generally been able to pass on cost increases through price adjustments. However, the ability to pass on these increases depends on market conditions driven by the overall economic conditions in China. We manage our price risks through productivity improvements and cost-containment measures. We do not believe that inflation risk is material to our business or our financial position, results of operations or cash flows.

Compliance with environmental laws and regulations

Longmen Joint Venture:

Since 2002, our joint venture partner, Long Steel Group, has invested RMB 580 million (approximate $76 million) in a series of comprehensive projects to reduce its waste emissions of coal gas, water, and solid waste. In 2005 it received ISO 14001 certification for its overall environmental management system. Long Steel Group has received several awards from the Shaanxi provincial government for its increasing effort in environmental protection.

Long Steel Group has spent more than RMB 33 million (approximate $4.3 million) on a comprehensive waste water recycling and water treatment system. The 2,000m3/h treatment capacity system was implemented at the end of 2005. As a result, in 2006, new water consumption per ton of steel produced dropped by 77% to 1.09 ton.

Long Steel Group has built one 10,000m3 coke-oven gas tank and one 50,000m3 blast furnace coal gas tank to collect the residual coal gas produced from its own facility and that of surrounding enterprises. Long Steel Group also built a thermal power plant with two 25 KW dynamos that uses the residual coal gas from the blast furnaces and converters as fuel to generate power.

Long Steel Group also has built several plants to further process solid waste generated from the steel making process into useful products such as construction materials, building blocks, porcelain tiles, curb tops, ornamental tiles, etc. The plants are capable of processing 400,000 tons of solid waste and generate revenue of more than RMB20 million (approximately $2.6 million) each year.

Daqiuzhuang Metal:

Based on the equipment, technologies and measures adopted, Daqiuzhuang Metal is not considered a high-pollution factory in China. The production process does not need much water and produces only a minimal amount of chemical waste. Daqiuzhuang Metal uses gas-fired reheat furnaces recommended by the State Environmental Protection Agency to heat raw materials and semi-finished products.

In 2005, Daqiuzhuang County ordered an environmental clean-up campaign and required harmless waste water discharge to be reduced. In order to meet these requirements, we invested $94,190 to remodel our industrial water recycling system to reduce new water consumption and industrial water discharge.

This wastewater recycling system is able to process 350 tons of wastewater daily. We can realize approximately $10,000 savings per year using this system.

We believe that future costs relating to environmental compliance will not have a materially adverse effect on the Company’s financial position. There is always the possibility, however, that unforeseen changes, such as new laws or enforcement policies, could result in materially adverse costs.

Off-balance sheet arrangements

There are currently no off-balance sheet arrangements.

Critical Accounting Policies

Management’s discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Our financial statements reflect the selection and application of accounting policies which require management to make significant estimates and judgments. See note 2 to our consolidated financial statements, “Summary of Significant Accounting Policies.” Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following reflect the more critical accounting policies that currently affect our financial condition and results of operations.

Revenue recognition

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin (“SAB”) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits. Sales revenue represents the invoiced value of goods, net of a value-added tax (VAT). All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 13% to 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. For example, the Company estimates its potential losses on uncollectible receivables. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Financial instruments

Statement of Financial Accounting Standards No. 107 (SFAS 107), “Disclosures about Fair Value of Financial Instruments” requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company considers the carrying amount of cash, accounts receivable, other receivables, accounts payable, accrued liabilities and other payables to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No 157, "Fair Value Measurements". This statement defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. The statement is effective in the fiscal first quarter of 2008 and the Company will adopt the statement at that time. The Company is currently in the process of evaluating this pronouncement and the impact of the adoption of SFAS No. 159 would have on its results of operations, cash flows and financial position.

In June 2006, the FASB issued FASB Interpretation 48 (FIN 48), "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No 109". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. The statement was effective for the fiscal year 2007 and the Company adopted the Interpretation at that time.

In February 2007, the FASB issued Statement No. 159, "Fair Value Option for Financial Assets and Financial Liabilities", which permits an entity to measure certain financial assets and financial liabilities at fair value. Statement 159 is effective for fiscal year 2008 but early adoption is permitted. The Company is currently in the process of evaluating this pronouncement and the impact of the adoption of FASB 159 would have on its results of operations, cash flows and financial position.

In June 2007, the FASB issued FASB Staff Position No. EITF 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for use in Future Research and Development Activities” (“FSP EITF 07-3”), which addresses whether nonrefundable advance payments for goods or services that used or rendered for research and development activities should be expensed when the advance payment is made or when the research and development activity has been performed. Management is currently evaluating the effect of this pronouncement on the Company’s financial statements.

Contractual obligations and commercial commitments

We have certain fixed contractual obligations and commitments that include future estimated payments. Changes in our business needs, cancellation provisions, changing interest rates, and other factors may result in actual payments differing from the estimates. We cannot provide certainty regarding the timing and amounts of payments. We have presented below a summary of the most significant assumptions used in our determination of amounts presented in the tables, in order to assist in the review of this information within the context of our consolidated financial position, results of operations, and cash flows.

The following tables summarize our contractual obligations as of September 30, 2007, and the effect these obligations are expected to have on our liquidity and cash flows in future periods.

	Payment due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years
	Dollars amounts in thousands
Bank loans (1)	$132,796	$132,796		$	$
Notes payable	41,247	41,247
Deposits due to customers and sales representatives	52,705	52,705	–		–
Total	$226,748	$226,748	$–		$–

(1) Bank loans in China are due on demand or normally within one year. These loans can be renewed with the banks. This amount includes estimated interest payments as well as debt maturities.

BUSINESS

While we intend to operate our business as described in this prospectus, we are a company with a limited operating history. Our experience and changes in market conditions and other factors outside our control may require us to alter our methods of conducting our business.

Overview

Our company was initially incorporated as “American Construction Company” (“ACC”) on August 5, 2002, in the State of Nevada for the purpose of commencing a business of general construction contracting.

On October 14, 2004, ACC, Northwest Steel Company, a wholly-owned Nevada subsidiary of ACC (“Merger Sub”), and General Steel Investment Co., Ltd., a British Virgin Islands company (“General Steel Investment”) entered into an Agreement and Plan of Merger pursuant to which ACC acquired General Steel Investment, and its 70% ownership in its subsidiary Tianjin Daqiuzhuang Metal Sheet Co., Ltd., a PRC company of limited liability (“Daqiuzhuang Metal”) in exchange for shares of ACC’s common stock.

Effective March 7, 2005, ACC changed its name to “General Steel Holdings, Inc.” (“General Steel”)

On May 18, 2007, General Steel entered into a Purchase Agreement with Victory New Holdings Limited (“Victory New”), a British Virgin Islands registered company under the control of the Company’s Chairman, CEO and majority shareholder Yu Zuosheng (aka Henry Yu) to acquire Victory New’s 30% interest in Daqiuzhuang Metal. General Steel agreed to issue to Victory New an aggregate of 3,092,899 shares of its Series A Preferred Stock with a fair value of $8,374,000, which have a voting power of 30% of the combined voting power of its common and preferred stock for the entire life of General Steel. As a result of the acquisition, General Steel has increased its equity interest in Daqiuzhuang Metal from 70% to 100%, and Daqiuzhuang Metal is a wholly owned subsidiary of the Company.

On April 27, 2007, Daqiuzhuang Metal and Baotou Iron and Steel Group Co., Ltd. ("Baotou Steel") entered into an Amended and Restated Joint Venture Agreement (the "Agreement"), amending the Joint Venture Agreement entered into on September 28, 2005 ("Original Joint Venture Agreement"). The Agreement increased Daqiuzhuang Metal's ownership interest in the Joint Venture to 80%. The joint venture company’s name is Baotou Steel - General Steel Special Steel Pipe Joint Venture Company Limited, a limited liability company formed under the laws of the People's Republic of China (referred to as “Baotou Steel Pipe Joint Venture”). Baotou Steel Pipe Joint Venture obtained its license on May 25, 2007 and started its normal operation in July 2007.

On May 18, 2007, Daqiuzhuang Metal established Yangpu Shengtong Investment Co., Ltd. (“Yangpu Investment”) and injected registered capital totaling RMB100,000,000 or approximately $13,030,000 into the investment. The total registered capital of Yangpu Investment is RMB110,000,000 or approximately $14,333,000, and Daqiuzhuang Metal has a 99.3% ownership interest in Yangpu Investment.

Qiu Steel Investment Co., Ltd. (“Qiu Steel Investment”) was founded on June 1, 2006. In June 2007, Yangpu Investment agreed to invest RMB148,000,000 or approximately $19,284,400 through a capital injection and equity transfer with former shareholders. The total registered capital of Qiu Steel is RMB150,000,000 or approximately $19,545,000. As a result of the above mentioned equity transaction, Yangpu Investment acquired 98.7% equity of Qiu Steel Investment. Qiu Steel Investment then becomes a subsidiary of Yangpu Investment and Daqiuzhuang Metal.

Yangpu Investment and Qiu Steel Investment are Chinese registered limited liability companies with a legal structure similar to a limited liability company organized under state laws in the United States of America. Those two companies were formed to acquire other businesses.

On June 15, 2007, General Steel Holdings Inc. and Shaanxi Longmen Iron and Steel (Group) Co., Ltd. (“Longmen Group”) signed an agreement to form Shaanxi Longmen Iron and Steel Co., Ltd. (“Longmen Joint Venture”). The parties agreed to make the effective date of the transaction June 1, 2007. General Steel Holdings Inc. contributed RMB300 million or approximately $39,450,000 through its subsidiaries, Daqiuzhuang Metal and Qiu Steel Investment., to the Longmen Joint Venture. General Steel and Longmen Group own 60% and 40% ownership interest in Longmen Joint Venture, respectively. The Longmen Joint Venture obtained the business license on June 22, 2007.

On September 24, 2007, Longmen Joint Venture further acquired 74.92% ownership interest in Environmental Protection Industry Development Co., Ltd. (“EPID)” for RMB18,080,930, approximately $2,380,000 and a 36% equity interest in Hualong Fire Retardant Materials Co., Ltd., (“Hualong”) for RMB3,287,980, approximately $430,000. The parties agreed to make the effective date of the transaction July 1, 2007.

Our Subsidiaries

Daqiuzhuang Metal started its operation in 1988 and was incorporated under its current form on August 18, 2000 in Jinghai county, Tianjin city, Hebei province, China. Daqiuzhuang Metal is a Sino-foreign joint venture with an operating term that will expire on June 24, 2024, at which point we expect to file a request for an extension of the term permitted under the then applicable laws.

Daqiuzhuang Metal’s core business is the manufacturing of high quality hot-rolled carbon and silicon steel sheets which are mainly used in the production of tractors, agricultural vehicles, shipping containers and in other specialty markets. Daqiuzhuang Metal uses a traditional rolling mill production sequence, such as heating, rolling, cutting, annealing, and flattening to process coil into steel sheets. The sheet sizes are approximately 2,000 mm (length) x 1,000 mm (width) x 0.75 to 2.0 mm (thickness). Limited size adjustments can be made to meet order requirements. “Qiu Steel” is the registered name for our products.

Daqiuzhuang Metal currently has ten steel sheet production lines processing approximately 400,000 tons of 0.75-2.0 mm hot-rolled carbon and silicon steel sheets per year, maintaining an approximately 50% market share of all hot-rolled steel sheets used in the production of light agricultural vehicles in China, out of which 150,000 tons of production capacity were added since mid-March 2006.

Baotou Steel Pipe Joint Venture is located at Kundulun District, Baotou city, Inner Mongolia province, China. It produces and sells spiral-weld steel pipes and primarily serves customers in the oil, gas and petrochemical markets. The current annual production capacity is 100,000 tons of steel pipes and will be increased to 600,000 tons by 2009.

Longmen Joint Venture is located in Hancheng city, Shaanxi province. Longmen Joint Venture is the largest integrated steel producer in Shaanxi province, China. It uses iron ore and coke as primary raw materials for steel production. Longmen Joint Venture produces pig iron, crude steel, reinforced bars and high-speed wires. Longmen Joint Venture has annual crude steel production capability of 2.5 million tons. Longmen Joint Venture is also engaged in several other business activities, most of which are related to steel manufacturing. These include the production of coke and the production of iron ore pellets from taconite, transportation services and real estate and hotel operations. These operations are all located in Shaanxi province and primarily serve regional customers in the construction industry.

Marketing and Customers

We sell our products primarily to distributors. We collect the payment from these distributors mostly in advance. Our marketing efforts are mainly directed toward those customers who have exacting requirements for on-time delivery, customer support and product quality. We believe that our enhanced product quality and delivery capabilities, and our emphasis on customer support and product planning, are critical factors in our ability to serve this segment of the market.

Our products produced at Daqiuzhuang Metal including hot-rolled carbon and silicon sheets are primarily used by domestic manufacturers of light agricultural vehicles: small, motorized, 3-wheel vehicles with a payload from 1,650 to 4,400 lbs. (750 to 2,000 kgs), retailing between 1,200 and 1,800 USD (10,000 - 15,000 RMB). These inexpensive agriculture vehicles are targeted to the low-income farming populations in the rural areas of China. International non-government organizations estimate that approximately 80% of China’s population of 1.3 billion people is comprised of low-income rural farmers.

Based on the production and sales figures supplied by our customers producing economy agricultural vehicles, we estimate that we supply approximately 50% of the nationwide demand for hot-rolled steel sheets used in this niche market.

Our products produced at Baotou Steel Pipe Joint Venture are spiral-weld steel pipes used in the energy sector to transport natural gas, oil and stream. Pipes produced have a diameter ranging from 219-1240 mm; a wall thickness ranging from 6-13mm; and a length ranging from 6-12 m.

China’s western region is a resource-rich area. Our products are used to transport oil and natural gas extracted from this region to the coastal metropolitan areas.

Our products produced at Longmen Joint Venture are mainly reinforced bars (rebar) and round bars used in the construction industry and infrastructure. Shaanxi province has been designated by the central government as the bridgehead point for development into China’s western region. Development of the western region is one of the top five economic priorities of the central government, as indicated by the national five-year economic plan. A study by the China Iron and Steel Association lists annual demand for steel in Shaanxi province to be 8 million tons. The majority of demand comes from the southern part of the province centered around Xi’an, the province capital. This demand is principally driven by large construction and infrastructure projects, of which our products are a key building components. Due to our close proximity to Xi’an (180 km) and lack of major a competitor within a 250 km radius, we estimate we have an approximate 70% market share in Xi’an and the surrounding area.

We compete with both SOEs and privately owned steel manufacturers. While we believe that our price and quality are superior to other manufacturers, many of our competitors are better capitalized, more experienced, and have deeper ties in the Chinese marketplace. We consider there to be eight major competitors of similar size, production capability and product line in the market place:

• At Daqiuzhuang Metal: Tianjin No. 1 Rolling Steel Plant, Tianjin Yinze Metal Sheet Plant and Tangshan Fengrun Metal Sheet Plant.

• At Longmen Joint Venture: Shanxi Haixin Iron and Steel Co., Ltd. and Gansu Jiuquan Iron and Steel Co., Ltd.

• At Baotou Steel Pipe Joint Venture: Tianjin Bo Ai Steel Pipe Co., Hebei Cangzhou Zhong Yuan Steel Pipe Co., Shanxi Taiyuan Guo Lian Steel Pipe Co.

Our revenue is dependent, in large part, on significant contracts from a limited number of customers. We have five major customers which represented approximately 58% and 31% of our total sales for the nine months ended September 30, 2007 and 2006, respectively. Five customers accounted for 41% of total account receivables as of September 30, 2007. We believe that revenue derived from current and future large customers will continue to represent a significant portion of our total revenue.

ABOUT OUR PRODUCTS

At Daqiuzhuang Metal we produce hot-rolled carbon and silicon steel sheets. “Qiu Steel” is the registered trademark under which we sell these products. Our logo has been registered with the China National Trademark Bureau under No. 586433. “Qiu Steel” is registered under the GB 912-89 national quality standard, and certified under the National Quality Assurance program.

At Longmen Joint Venture, “Yu Long” is the registered trademark under which we sell these products. The trademark is registered under the ISO9001:2000 international quality standard.

At Baotou Steel Pipe Joint Venture we produce spiral-weld steel pipes. “Baogang Tongyong” is the trademark under which we sell these products. The trademark is currently being registered with the authorities.

At Daquizhuang Metal, shipments for the nine months ended September 30, 2007, climbed 11% to 254,412 tons from 229,819 tons in the same period last year.

At Longmen Joint Venture, shipments representing June through September operations in the nine months ended September 30, 2007, were 944,489 tons.

At Baotou Steel Pipe Joint Venture, shipments representing July through September operations in the nine month period ended September 30, 2007, were 8,295 tons.

 OUR RECENT STRATEGIC ALLIANCE

On June 15, 2007, General Steel Holdings Inc. and Shaanxi Longmen Iron and Steel (Group) Co., Ltd. (“Longmen Group”) signed an agreement to form Shaanxi Longmen Iron and Steel Co., Ltd. (“Longmen Joint Venture”). General Steel Holdings Inc. contributed RMB300 million or approximately $39,450,000 through its subsidiaries, Daqiuzhuang Metal and Qiu Steel Investment, to the Longmen Joint Venture. Longmen Group contributed its iron making, steel making, and steel rolling facility valued at RMB200 million or approximately $26,300,000 to the Longmen Joint Venture. General Steel and Longmen Group own 60% and 40% ownership interest in Longmen Joint Venture, respectively. The Longmen Joint Venture obtained its business license on June 22, 2007.

Purpose

The purposes of the Longmen Joint Venture are, among others, to produce and sell construction steel and to improve our product quality, production capacity and competitiveness by adopting advanced technology in the production of steel products. The Longmen Joint Venture has a capacity of producing 2.5 million tons construction steel products a year including re-bars and round bars.

Products

The products of the Longmen Joint Venture are construction steel including reinforced bars and round bars, which are sold mostly in the domestic market.

Capital Contributions

The total registered capital of Longmen Joint Venture is RMB500 million approximately US$65.8 million. Pursuant to the joint venture agreement, Longmen Group has contributed land, buildings, iron making, steel making, and steel rolling facilities whereas General Steel contributed cash through its subsidiaries Daqiuzhuang Metal and Qiu Steel Investment to the Longmen Joint Venture.

Ownership

Longmen Group has a 40% ownership interest, Daqiuzhuang Metal has a 32% ownership interest and Qiu Steel Investment has a 28% ownership interest, respectively, in the Longmen Joint Venture. In total, General Steel controls approximately 60% of the Longmen Joint Venture through Daqiuzhuang Metal and Qiu Steel Investment.

Directors and Management

Two (2) out of five (5) members of the board of directors of the Longmen Joint Venture are appointed by Daqiuzhuang Metal, one (1) by Qiu Steel Investment, and two (2) by Longmen Group. The chairman and the vice chairman are elected by the board of directors of Longmen Joint Venture. Certain major issues require the unanimous approval of the all directors whereas all other issues are approved by two thirds approval of all board members.

The Longmen Joint Venture has a management office consisting of one general manager, one vice general manager and one chief financial officer. The general manager and the vice general manager are appointed by the board of directors and the chief financial officer is appointed by Daqiuzhuang Metal.

Duration of the Joint Venture Company

The duration of the Joint Venture will be 5 years, extendable upon suggestion of one of the parties six months before the expiration date of the Joint Venture Agreement, upon the approval by the board of directors of the Joint Venture Company.

About our recent private placement

On December 13, 2007, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Buyers”) pursuant to which we sold an aggregate of $40,000,000 worth of convertible notes, in a private placement under Rule 506 under the Securities Act, and which can be converted into 4,170,009 shares of our common stock (“Shares), assuming a conversion price of $12.47 per share and applicable interest rates.

The Notes bear initial interest at 3% per annum which begins accruing on the issuance date and shall be computed on the basis of a 360-day year and twelve 30-day months. They will be payable in arrears semiannually on January 15 and July 15 of each year (each, an “Interest Date”), with the first interest date being January 15, 2008. The interest rate shall increase each year as specified in the Notes from 3% on the first year, to 5% on the second year, 7% on the third year, and 10% on both the fourth and fifth year, all of which are payable semi-annually in cash or shares of the Company’s common stock, par value $.001 per share (the “Common Stock). The Notes have a five year term through December 12, 2012, and are convertible into shares of the Common Stock, subject to customary anti-dilution adjustments. The initial conversion price is $12.47. The Company may redeem the Notes at 100% of the principal amount, plus any accrued interest, beginning December 13, 2008, provided the market price of the Common Stock is at least 150% of the then applicable conversion price for 30 consecutive trading days prior to the redemption.

Warrants to purchase an additional aggregate amount of 1,154,958 shares were also sold, granting warrant holders the right to purchase in the aggregate up to a maximum additional 1,154,958 shares of our common stock. Each warrant entitles its holder to one share of our common stock upon exercise. The Warrants may be exercised at any time on or after the initial exercise eligibility date of May 13, 2008, but not after 11:59 p.m., New York time, on the expiration date of May 13, 2013, at an exercise price of $13.51 per share. The number of shares attached to the Warrants will be adjusted due to dividends and changes in our capital stock structure.

In connection with this transaction, the Company and the Buyers entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, the Company has agreed to register within 60 calendar days after closing shares of Common Stock issuable to the Buyers for resale on a Form S-3 Registration Statement to be effective by 90 calendar days or 120 days if the registration statement is subject to a full review by the U.S. Securities Exchange Commission. The company shall register an amount of Common Stock for resale that equals at least 120% of the sum of shares issuable upon conversion of the Notes, the exercise of the Warrants and the payment of interest accrued on the Notes. The registration rights granted under the Registration Rights Agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures.

 Under this private placement, we received $40,000,000 in the aggregate, with net proceeds of $36,405,500 after deducting $3,594,500 paid for commissions and legal expenses.

Description of Property

Our sole manufacturing site and the office buildings are located in the Hebei province, Jinghai county, about 20 miles (45 kilometers) southwest of the Tianjin city center. Our Company is situated on 17.81 acres (7.21 hectares) of land and resides within 320,390 sq. ft. (29,667 sq. m.) of building space. All property is fully owned and has been paid in full. There are no outstanding liens or mortgages on the property owned by our Company.

We own all of our production equipment, which are listed below:

Equipment	Quantity

1,200 mm Rolling machine	6

Gas-fired reheat furnace	6

16mm thick cut to size shearer	5

6mmx 2,500mm cut to size shearer	10

2,200 m3 gas producer	6

Annealing furnace	2

Roller grinder	2

Gas producer	9

Air compressor	6

Flattening machine	2

Straightening machine	2

Overhead cranes	24

Transportation vehicles (10 - 15 tons)	3

Legal proceedings

We are currently not involved in any litigation that we believe could have a materially adverse effect on our financial condition or results of operations. There is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our company or any of our subsidiaries, threatened against or affecting our company, our common stock, any of our subsidiaries or of our company’s or our company’s subsidiaries’ officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

Regulation

Environmental Regulation

Longmen Joint Venture:

Since 2002, our joint venture partner, Long Steel Group, has invested RMB 580 million (approximate $76 million) in a series of comprehensive projects to reduce its waste emissions of coal gas, water, and solid waste. In 2005 it received ISO 14001 certification for its overall environmental management system. Long Steel Group has received several awards from the Shaanxi provincial government for its increasing effort in environmental protection.

Long Steel Group has spent more than RMB 33 million (approximate $4.3 million) on a comprehensive waste water recycling and water treatment system. The 2,000m3/h treatment capacity system was implemented at the end of 2005. As a result, in 2006, new water consumption per ton of steel produced dropped by 77% to 1.09 ton.

Long Steel Group has built one 10,000m3 coke-oven gas tank and one 50,000m3 blast furnace coal gas tank to collect the residual coal gas produced from its own facility and that of surrounding enterprises. Long Steel Group also built a thermal power plant with two 25 KW dynamos that uses the residual coal gas from the blast furnaces and converters as fuel to generate power.

Long Steel Group also has built several plants to further process solid waste generated from the steel making process into useful products such as construction materials, building blocks, porcelain tiles, curb tops, ornamental tiles, etc. The plants are capable of processing 400,000 tons of solid waste and generate revenue of more than RMB20 million (approximately $2.6 million) each year.

Daqiuzhuang Metal:

Based on the equipment, technologies and measures adopted, Daqiuzhuang Metal is not considered a high-pollution factory in China. The production process does not need much water and produces only a minimal amount of chemical waste. Daqiuzhuang Metal uses gas-fired reheat furnaces recommended by the State Environmental Protection Agency to heat raw materials and semi-finished products.

In 2005, Daqiuzhuang County ordered an environmental clean-up campaign and required harmless waste water discharge to be reduced. In order to meet these requirements, we invested $94,190 to remodel our industrial water recycling system to reduce new water consumption and industrial water discharge.

This wastewater recycling system is able to process 350 tons of wastewater daily. We can realize approximately $10,000 savings per year using this system.

We believe that future costs relating to environmental compliance will not have a materially adverse effect on the Company’s financial position. There is always the possibility, however, that unforeseen changes, such as new laws or enforcement policies, could result in materially adverse costs.

Competition

We compete with both SOEs and privately owned steel manufacturers. While we believe that our price and quality are superior to other manufacturers, many of our competitors are better capitalized, more experienced, and have deeper ties in the Chinese marketplace. We consider there to be eight major competitors of similar size, production capability and product line in the market place:

• At Daqiuzhuang Metal: Tianjin No. 1 Rolling Steel Plant, Tianjin Yinze Metal Sheet Plant and Tangshan Fengrun Metal Sheet Plant.

• At Longmen Joint Venture: Shanxi Haixin Iron and Steel Co., Ltd. and Gansu Jiuquan Iron and Steel Co., Ltd.

• At Baotou Steel Pipe Joint Venture: Tianjin Bo Ai Steel Pipe Co., Hebei Cangzhou Zhong Yuan Steel Pipe Co., Shanxi Taiyuan Guo Lian Steel Pipe Co.

Employees

As of February 8, 2008, we had 6,240 employees on a full time basis. We had 1,250 employees in 2006 and 6,250 in 2007.

MARKET FOR GENERAL STEEL HOLDINGS INC.’S COMMON EQUITY, RELATED
STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock is listed on the American Stock Exchange (AMEX) with the ticker symbol “GSI” Information regarding the high and low sales prices for the common stock for each quarter of the last three years is as follows:

HIGH AND LOW STOCK PRICES	1ST QTR	2ND QTR	3RD QTR	4TH QTR
2007
High	$5.50	$4.07	$8.33	$15.34
Low	$1.15	$3.00	$5.54	$8.16
2006
High	$2.33	$1.95	$1.45	$1.25
Low	$1.30	$1.05	$1.20	$1.04
2005
High	$2.25	$1.85	$1.75	$1.73
Low	$0.98	$1.00	$1.21	$1.19

Prior to March 4, 2005, our common stock was traded under the name of American Construction Company with the symbol “ACNS.”

As of January 19, 2007, there were approximately 42 holders of record of our common stock.

LEGAL MATTERS

We are being represented by Baker & McKenzie LLP, New York, New York in connection with this offering. The validity of the common shares and other legal matters in connection with this offering with respect to Nevada law will be passed upon us by Dennis Brovarone, Esq.

EXPERTS

Our audited consolidated financial statements for the three years in the period ended December 31, 2006, have been included in this prospectus and in the registration statement of which this prospectus forms a part in reliance on the reports of Moore Stephens Wurth Frazer and Torbet, LLP independent auditors, given on that firm’s authority as experts in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Commodity Price Risk and Related Risks

In the normal course of its business, General Steel is exposed to market risk or price fluctuations related to the purchase, production or sale of steel products over which we have little or no control. General Steel does not use any derivative commodity instruments to manage the price risk. General Steel’s market risk strategy has generally been to obtain competitive prices for its products and allow operating results to reflect market price movements dictated by supply and demand. Based upon an assumed 2007 annual production capacity of 2 million tons, a $1 change in the annual average price would change annual pre-tax profits by approximately $2 million.

Interest Rate Risk

The Company is subject to interest rate risk since its outstanding debts are short-term and bear interest at variable interest rates. The future interest expense would fluctuate in case of any change in the borrowing rates. We do not use swaps or other interest rate protection agreements to hedge this risk. We believe our exposure to interest rate risk is not material.

Foreign Currency Exchange Rate Risk

General Steel’s operating units, Daqiuzhuang Metal, Longmen Joint Venture, and Baotou Steel Pipe Joint Venture are all located in China. They produce and sell all of their steel products domestically. They are subject to the foreign currency exchange rate risk due to the effects of fluctuations in the Chinese Renminbi on revenues and operating cost and existing assets or liabilities. General Steel has not generally used derivative instruments to manage this risk. A 10 percent decrease in the average Renminbi exchange rate would result in a $15.8 million charge to income for the nine months ended September 30, 2007.

TRANSFER AGENT

Our transfer agent is Securities Transfer Corporation. Its address is 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

ADDITIONAL INFORMATION

We have filed with the Commission a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus constitutes the prospectus of General Steel Holdings, Inc., filed as part of the registration statement, and it does not contain all of the information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the Securities and Exchange Commission. We are also subject to the reporting information requirements of the Securities Exchange Act of 1934 and file periodic and current reports and other information with the SEC. You may read and copy the registration statement and such reports and other information at the Public is Reference Room of the Commission at 100 F Street, N.E. Washington, D.C. 20549-7010. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. You may also access such material electronically by means of the Commissions home page on the Internet at http://www.sec.gov .

We will mail a copy of our audited Annual Report on Form 10-K along with a proxy statement to our shareholders prior to our annual meeting.

FINANCIAL STATEMENTS

GENERAL STEEL HOLDINGS, INC AND SUBSIDIARIES

(FORMERLY KNOWN AS AMERICAN CONSTRUCTION COMPANY)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
General Steel Holdings Inc.

We have audited the accompanying consolidated balance sheets of General Steel Holdings Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income and other comprehensive income, shareholders’ equity, and cash flows for each year in the three-year period ended December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of General Steel Holdings Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

/s/ Moore Stephens Wurth Frazer and Torbet, LLP

Walnut, California
March 10, 2007

F-1

GENERAL STEEL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2005

A S S E T S

	2006	2005
		Restated
CURRENT ASSETS:

Cash	$6,831,549	$8,648,373
Restricted cash	4,231,523	2,735,583

Accounts receivable, net of allowance for doubtful accounts of $137,132 and $1,371 as of December 31, 2006 and December 31, 2005, respectively	17,095,718	993,417
Notes receivable	537,946	4,960
Note receivable - related party	-	2,976,000
Other receivables	268,784	109,769
Other receivables - related parties	850,400	-
Inventories	12,489,290	10,730,941
Advances on inventory purchases	2,318,344	10,716,293
Short-term investment	-	37,200
Prepaid expenses - current	66,837	64,647
Total current assets	44,690,391	37,017,183

PLANT AND EQUIPMENT, net	26,606,594	18,213,872

OTHER ASSETS:
Advances on equipment purchases	-	1,053,169
Prepaid expenses - non current	720,183	669,460
Intangible assets - land use right, net of accumulated amortization	1,804,440	2,039,532
Total other assets	2,524,623	3,762,161

Total assets	$73,821,608	$58,993,216

L I A B I L I T I E S A N D S H A R E H O L D E R S' E Q U I T Y

CURRENT LIABILITIES:
Accounts payable	$3,001,775	$823,760
Short term loans - bank	30,284,686	27,118,800
Short term notes payable	8,153,520	5,406,400
Other payables	355,142	69,667
Other payable - related party	-	980,000
Accrued liabilities	1,064,012	916,957
Customer deposits	1,093,602	1,276,536
Deposits due to sales representatives	2,051,200	1,261,080
Taxes payable	5,391,602	1,682,330
Total current liabilities	51,395,539	39,535,530

SHARES SUBJECT TO MANDATORY REDEMPTION	2,179,779	1,720,875

Total liabilities	53,575,318	41,256,405

MINORITY INTEREST	6,185,797	5,387,026

SHAREHOLDERS' EQUITY:
Common Stock, $0.001 par value, 75,000,000 shares authorized, 32,426,665 shares issued and outstanding (including 1,176,665 redeemable shares)	31,250	31,250
Paid-in-capital	6,871,358	6,871,358
Retained earnings	4,974,187	4,207,236
Statutory reserves	1,107,010	840,753
Accumulated other comprehensive income	1,076,688	399,188
Total shareholders' equity	14,060,493	12,349,785

Total liabilities and shareholders' equity	$73,821,608	$58,993,216

See report of independent registered public accounting firm.
The accompanying notes are an integral part of these statements.

GENERAL STEEL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
		Restated

REVENUES	$139,494,624	$89,739,899	$87,831,919

COST OF SALES	135,324,190	81,165,850	81,613,187

GROSS PROFIT	4,170,434	8,574,049	6,218,732

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	2,421,285	2,781,070	2,316,699

INCOME FROM OPERATIONS	1,749,149	5,792,979	3,902,033

OTHER INCOME (EXPENSE), NET	82,830	(1,680,842)	(1,616,377)

INCOME BEFORE PROVISION FOR INCOME TAXES AND MINORITY INTEREST	1,831,979	4,112,137	2,285,656

PROVISION FOR INCOME TAXES	-	-	906,277

NET INCOME BEFORE MINORITY INTEREST	1,831,979	4,112,137	1,379,379

LESS MINORITY INTEREST	798,771	1,371,918	464,381

NET INCOME	1,033,208	2,740,219	914,998

FOREIGN CURRENCY TRANSLATION GAIN	677,500	399,188	-

COMPREHENSIVE INCOME	$1,710,708	$3,139,407	$914,998

WEIGHTED AVERAGE NUMBER OF SHARES	31,250,000	31,250,000	30,259,644

EARNING PER SHARE, BASIC AND DILUTED	$0.03	$0.09	$0.03

See report of independent registered public accounting firm.
The accompanying notes are an integral part of these statements.

GENERAL STEEL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	Common Stock			Retained Earnings			Accumulated other
	Number	Par	Paid-in	Statutory		Subscriptions	comprehensive
	of shares	Value	capital	reserves	Unrestricted	receivable	income	Totals

BALANCE, January 1, 2004	30,000,000	$30,000	$6,872,433	$-	$1,392,772	$(10,000)	$-	$8,285,205

Net income					914,998			914,998
Adjustment to statutory reserve				154,794	(154,794)			-
Cash for subscriptions receivable						10,000		10,000
Stock issued for services	35,000	35	140					175
Reverse acquisition	1,215,000	1,215	(1,215)					-

BALANCE, December 31, 2004 (restated)	31,250,000	$31,250	$6,871,358	$154,794	$2,152,976	$-	$-	$9,210,378

Net income					2,740,219			2,740,219
Adjustment to statutory reserve				685,959	(685,959)			-
Foreign currency translation gain							399,188	399,188

BALANCE, December 31, 2005 (restated)	31,250,000	$31,250	$6,871,358	$840,753	$4,207,236	$-	$399,188	$12,349,785

Net income					1,033,208			1,033,208
Adjustment to statutory reserve				266,257	(266,257)			-
Foreign currency translation gain							677,500	(399,188)

BALANCE, December 31, 2006	31,250,000	$31,250	$6,871,358	$1,107,010	$4,974,187	$-	$1,076,688	$14,060,493

See report of independent registered public accounting firm.
The accompanying notes are an integral part of these statements.

GENERAL STEEL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	2006	2005	2004
		(Restated)	(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,033,208	$2,740,219	$914,998
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Minority Interest	798,771	1,371,918	464,380
Depreciation	1,619,267	1,053,976	968,332
Amortization	297,933	289,938	287,090
Loss on disposal of equipment	28,137	25,992	22,947
Stock issued for services	-	-	175
Interest expense accrued on mandatory redeemable stock	458,904	114,724	-
Allowance for bad debt	132,895	-	328
(Increase) decrease in assets:
Accounts receivable	(15,871,902)	(451,095)	(68,085)
Notes receivable	(521,888)	373,785	813,899
Other receivables	(152,111)	108,860	113,366
Other receivables - related parties	(850,400)	-	459,800
Inventories	(1,366,266)	2,378,597	(8,024,646)
Advances on inventory purchases - related parties	-	-	1,021,824
Advances on inventory purchases	8,581,191	3,042,837	(5,638,504)
Prepaid expense - current	-	(63,709)	-
Prepaid expense - non current	44,559	(659,742)	-
Increase (decrease) in liabilities:
Accounts payable	2,106,005	523,624	(1,085,136)
Other payables	135,275	(364,090)	191,802
Other payable - related party	(980,000)	(10,000)	1,011,012
Accrued liabilities	259,000	506,214	332,876
Customer deposits	(221,532)	(771,235)	1,095,153
Taxes payable	3,577,364	(240,347)	223,773
Net cash (used in) provided by operating activities	(891,590)	9,970,466	(6,894,616)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restriced cash	(1,374,495)	861,897	(1,501,110)
Notes receivable - related party	3,013,680	(2,932,800)	-
Proceeds from short term investment	37,671	-	(24,200)
Deposits due to sales representatives	732,073	(1,222)	369,050
Advance on equipment purchases	1,066,504	(1,037,881)	-
Additions to prepaid land use rights	(72,031)	-	-
Additions to equipment	(2,401,860)	(627,941)	(253,426)
Additions to construction in progress	(6,865,560)	(4,169,895)	-
Cash proceeds from sale of equipment	-	8,552	226,158
Net cash used in investing activities	(5,864,018)	(7,899,290)	(1,183,528)

CASH FLOWS FINANCING ACTIVITIES:
Borrowings on short term loans - bank	29,663,401	31,967,520	28,072,000
Payments on short term loans - bank	(27,462,159)	(31,246,540)	(16,129,300)
Borrowings on short term notes payable	7,986,252	11,266,840	25,071,200
Payments on short term notes payable	(5,474,852)	(12,782,120)	(25,004,650)
Cash received on stock issuance	-	-	10,000
Cash received on issuance of mandatory redeemable stock	-	1,606,151	-
Net cash provided by financing activities	4,712,642	811,851	12,019,250

EFFECTS OF EXCHANGE RATE CHANGE IN CASH	226,142	217,536	-

(DECREASE) INCREASE IN CASH	(1,816,824)	3,100,563	3,941,106

CASH, beginning of period	8,648,373	5,547,810	1,606,704

CASH, end of period	$6,831,549	$8,648,373	$5,547,810

See report of independent registered public accounting firm.
The accompanying notes are an integral part of these statements.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 1 - Background

The Company was established on August 5, 2002, and, through its subsidiary in China, engages in the manufacturing of hot rolled carbon and silicon steel sheets which are mainly used on tractors, agricultural vehicles and in other specialty markets. The Company sells its products through both retailers and wholesalers.

On October 14, 2004, American Construction Company, General Steel Investment Co., Ltd. (General Steel) and Northwest Steel Company, a Nevada corporation, entered into an Agreement and Plan of Merger (the "Agreement") pursuant to which American Construction Company acquired General Steel, and it’s 70% ownership in its subsidiary Daqiuzhuang Metal Sheet Co., Ltd. (Daqiuzhuang Metal) in exchange for shares of the Company’s common stock, of which 22,040,000 shares was a new issuance by the Company, and 7,960,000 shares are from certain shareholders of the Company, which in aggregate, constituted 96% of the total issued and outstanding shares of the Company.

Under the terms of the Agreement, General Steel will remain a 100% owned subsidiary of the Company. The transaction contemplated by the Agreement was intended to be a “tax-free" reorganization pursuant to the provisions of Section 351 and 368(a) (1) (A) of the Internal Revenue Code of 1986, as amended. The stockholders of General Steel, as of the closing date of the merger own approximately 96% of the Company's common stock outstanding as of October 15, 2004 (excluding any additional shares to be issued on outstanding options, warrants and other securities convertible into common stock).

The accounting for these transactions is identical to that resulting from a reverse-acquisition, except that no goodwill or other intangible assets is recorded. Accordingly, the financial statements of General Steel Investment Co., Ltd. are the historical financial statements of the Company, formerly the operations of Daqiuzhuang Metal Sheet Co., Ltd.

Based on the Company's Plan of Merger with General Steel Investment Co., Ltd., the Board of Directors determined to change the Registrant's fiscal year end from January 31 to December 31.

Daqiuzhuang Metal Sheet Co., Ltd. (referred to as Daqiuzhuang Metal) was established on August 18, 2000 in Jinghai county, Tianjin city, Hebei province, the People’s Republic of China (PRC). The Articles of Corporation provides for a 10 year operating term beginning on August 18, 2000 with registered capital of $ 9,583,200.

The Company is a Chinese registered limited liability company with a legal structure similar to a limited liability company organized under state laws in the United States of America. There is no discriminatory provision for the minority shareholders and the 30% shareholders will receive their distribution of retained earnings according to their ownership percentage in Daqiuzhuang Metal.

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 2 - Restatement of financial statements

The Company restated its consolidated financial statements for 2005 and 2004 for corrections in accounting which included:

1.
Restating the carrying amount of redeemable stock issued in 2005 and amortizing the difference between redemption amount and fair value as interest expense over the 18 months period from issuance date using an implied interest rate in accordance with SFAS 150. The amount originally recorded as liability was discounted at an average market rate with the difference between the discounted amount and the cash received being treated as reduction in paid-in-capital and the difference between discounted amount and redemption value to be amortized over the 18 months from issuance. In addition, certain disclosures in notes 3 and 18 to the consolidated financial statements were restated to reflect the correction. The effects of this restatement are as follows:

Consolidated balance sheets
	December 31,		December 31,
	2005		2005
	Previously
	Reported	Adjustments	Restated
Shares subject to mandatory redemption	$2,115,906	$(395,031)	$1,720,875
Paid-in capital	$6,395,617	$475,741	$6,871,358
Retained Earnings	$4,287,946	$(80,710)	$4,207,236
Consolidated statements of income and other comprehensive income
Other (expenses) income, net	$(1,600,132)	$(80,710)	$(1,680,842)
Net income	$2,820,929	$(80,710)	$2,740,219
Comprehensive income	$3,220,117	$(80,710)	$3,139,407

Consolidated statements of cash flows

Interest expense accrued on mandatory redeemable stock	$34,014	$80,710	$114,724

2.	Reclassifying Advances on equipment purchases to Other Assets - non-current from current assets on the 2005 balance sheet

3.	Reclassifying certain amounts on the statements of cash flows for 2005 and 2004 as follows:

a.	Reclassified accrued interest expense accrued on mandatory redeemable stock from financing activities to operating activities
b.	Reclassified notes receivable from investing activities to operating activities since it is related to inventory sales

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

c.	Separated restricted cash from cash and classified restricted cash in investing activities
d.	Reclassified deposits due to sales representatives and advances on equipment purchases from operating activities to investing activities

4.	Restating borrowings and payments on short term loan - bank and short term notes payable on a gross basis vs. net basis as previously reported

Note 3 - Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of General Steel Holdings, Inc. reflect the activities of the following subsidiaries:

		Pecentage
Subsidiary		Of Ownership
General Steel Investment Co., Ltd.	British Virgin Islands	100.0%
Tianjin Daqiuzhuang Metal Sheet Co., Ltd	P.R.C.	70.0%

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include the accounts of General Steel Investment Co., Ltd and Tianjin Daqiuzhuang Metal Sheet Co., Ltd (collectively the "Company"). All material intercompany transactions and balances have been eliminated in the consolidation.

Revenue recognition

The Company recognizes revenue when the goods are delivered and title has passed. Sales revenue represents the invoiced value of goods, net of a value-added tax (VAT). All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing their finished product.

Foreign currency translation

The reporting currency of the Company is the US dollar. The Company uses their local currency, Renminbi (RMB), as their functional currency. Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period.

Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Translation adjustments resulting from this process are included in accumulated other comprehensive income in the consolidated statement of shareholders' equity and amounted to $677,500, $399,188 and $0 as of December 31, 2006, 2005 and 2004, respectively. The balance sheet amounts with the exception of equity at December 31, 2006 and 2005 were translated at 7.80 RMB to $1.00 USD and 8.06 RMB, respectively. The equity accounts were stated at their historical rate. The average translation rates applied to income statement accounts for the years ended December 31, 2006, 2005 and 2004 were 7.96 RMB, 8.18 RMB and 8.26 RMB, respectively.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 3% residual value. The depreciation expense for the years ended December 31, 2006, 2005 and 2004 amounted to $1,619,267, $1,053,976 and $968,332, respectively.

Estimated useful lives of the assets are as follows:

Estimated
Useful Life
Buildings	10-30 years
Machinery and equipment	8-15 years
Other equipment	5-8 years
Transportation equipment	10-15 years

Construction in progress represents the costs incurred in connection with the construction of buildings or new additions to the Company’s plant facilities. No depreciation is provided for construction in progress until such time as the assets are completed and are placed into service.

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statements of operations. Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Major additions and betterment to buildings and equipment are capitalized.

Long-term assets of the Company are reviewed annually as to whether their carrying value has become impaired. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 2006, the Company expects these assets to be fully recoverable.

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Plant and equipment consist of the following at December 31:

	2006	2005
		Restated
Buildings and improvements	$9,338,865	$5,391,378
Transportation equipment	1,019,698	485,699
Machinery	22,675,357	12,752,995
Construction in progress	-	4,231,318
Totals	33,033,920	22,861,390
Less accumulated depreciation	6,427,326	4,647,518
Totals	$26,606,594	$18,213,872

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and concentration of risk

Cash includes cash on hand and demand deposits in accounts maintained with state owned banks within the People’s Republic of China and Hong Kong. Total cash (including restricted cash balances) in these banks at December 31, 2006 and 2005, amounted to $11,058,636 and $11,446,120, respectively of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Restricted Cash

The Company through its bank agreements is required to keep certain amounts on deposit that are subject to withdrawal restrictions and these amounts are $4,231,523 and $2,735,583 as of December 31, 2006 and 2005, respectively.

Inventories

Inventories are stated at the lower of cost or market using weighted average method. Inventories consisted of the followings at December 31,

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

	2006	2005
		Restated
Supplies	$1,061,773	$1,524,332
Raw materials	2,827,127	1,195,022
Finished goods	8,600,390	8,011,587
Totals	$12,489,290	$10,730,941

Inventories consist of supplies, raw materials and finished goods. Raw materials consist primarily of iron and steel used in production. The cost of finished goods included direct costs of raw materials as well as direct labor used in production. Indirect production costs such as utilities and indirect labor related to production such as assembling, shipping and handling costs are also included in the cost of inventory. No work in process inventory existed at December 31, 2006 and 2005, as all inventory in process was completed and transferred to finished goods prior to the physical inventory count. The Company reviews its inventory annually for possible obsolete goods or to determine if any reserves are necessary for potential obsolescence. As of December 31, 2006 and 2005, the Company has determined that no reserves are necessary.

Financial instruments

Statement of Financial Accounting Standards No. 107 (SFAS 107), “Disclosures about Fair Value of Financial Instruments” requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company considers the carrying amount of cash, accounts receivable, other receivables, accounts payable, accrued liabilities and other payables to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

Intangible assets

All land in the People’s Republic of China is owned by the government and cannot be sold to any individual or company. However, the government grants the user a “land use right” (the Right) to use the land. Daqiuzhuang Metal acquired land use rights during the years ended 2000 and 2003 for a total amount of $2,870,902. The land use right is for 50 years. However, Daqiuzhuang Metal's initial business license had ten-year term. The management elected to amortize the land use rights over the ten-year business term. Daqiuzhuang Metal became a Sino Joint Venture in 2004 as discussed in note 1 and obtained a new business license for twenty years; however, the Company decided to continue amortizing the land use rights over the original ten-year business term.

As of December 31, 2006 and 2005, accumulated amortization amounted to $1,237,293 and $902,550, respectively. The costs of these rights are being amortized over ten years using the straight-line method. Total amortization expense for the years ended December 31, 2006, 2005 and 2004, amounted to $297,933, $289,938 and $287,090, respectively.

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Intangible assets of the Company are reviewed annually as to whether their carrying value has become impaired. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 2006, the Company expects these assets to be fully recoverable.

Shares subject to mandatory redemption

The Company has adopted Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. FAS 150 established classification and measurement standards for three types of freestanding financial instruments that have characteristics of both liabilities and equity. Instruments within the scope of FAS 150 must be classified as liabilities within the Company’s Consolidated Financial Statements and be reported at settlement date value. The provisions of FAS 150 are effective for (1) instruments entered into or modified after May 31, 2003, and (2) pre-existing instruments as of July 1, 2003. In November 2003, through the issuance of FSP 150-3, the FASB indefinitely deferred the effective date of certain provisions of FAS 150, including mandatory redeemable instruments as they relate to minority interests in consolidated finite-lived entities.

The Company issued new redeemable stock in September, 2005. The amount is presented as a liability on balance sheet at the fair market value on the date of issuance plus accrued interest at the balance sheet date, see note 20.

Income taxes

The Company has adopted Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS 109). SFAS 109 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consist of taxes currently due plus deferred taxes. There are no deferred tax amounts at December 31, 2006 and 2005.

The charge for taxation is based on the results for the year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit.

In principle, deferred tax liabilities are recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probably that taxable profit will be available against which deductible temporary differences can be utilized.

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Under the Income Tax Laws of PRC, the Company is generally subject to an income tax at an effective rate of 33% (30% state income taxes plus 3% local income taxes) on income reported in the statutory financial statements after appropriate tax adjustments, unless the enterprise is located in a specially designated region where it allows foreign enterprises a two-year income tax exemption and a 50% income tax reduction for the following three years.

The Company’s subsidiary, Daqiuzhuang Metal Sheet Co., Ltd., became a Chinese Sino-foreign joint venture at the time of the merger on October 14, 2004 and it became eligible to receive tax benefit. The Company is exempt from income taxes for the years ended December 31ô2005 and 2006 and 50% income tax reduction for the years ended December 31, 2007, 2008 and 2009.

The provision for income taxes for the period ended December 31 consisted of the following:

	2006	2005	2004
		Restated
Provision for China Income Tax	$-	$-	$823,888
Provision for China Local Tax	-	-	82,389
Total provision for income taxes	$-	$-	$906,277

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the years ended December 31:

	2006	2005	2004
		Restated
U.S. Statutory rates	34.0%	34.0%	34.0%
Foreign income not recognized in USA	(34.0)	(34.0)	(34.0)
China income taxes	-	-	33.0
Total provision for income taxes	-%	-%	33.0%

The estimated tax savings for the years ended December 31, 2006 and 2005 amounted to $604,553 and $1,056,377, respectively. The net effect on earnings per share had the income tax been applied would decrease earnings per share from $0.033 to $0.027 and $0.09 to 0.06 for the years ended December 31, 2006 and 2005, respectively.

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Value Added Tax

Enterprises or individuals who sell commodities, engage in repair and maintenance or import and export goods in the PRC are subject to a value added tax in accordance with Chinese laws. The value added tax standard rate is 17% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on sales of the finished product.

Taxes payable consisted of the following:

	2006	2005
		Restated
VAT taxes payable	$5,317,466	$1,290,982
Income taxes payable	-	385,510
Misc taxes	74,136	5,838
Total	$5,391,602	$1,682,330

Recently issued accounting pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“FAS 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”). FAS 155 provides guidance to simplify the accounting for certain hybrid instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, as well as, clarifies that beneficial interests in securitized financial assets are subject to FAS 133. In addition, FAS 155 eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold under FAS 140. FAS 155 is effective for all financial instruments acquired, issued or subject to a new basis occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 is not expected to have a material effect on the Company’s financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (“FAS 156”), which amends SFAS No. 140. FAS 156 specifically provides guidance addressing the recognition and measurement of separately recognized servicing assets and liabilities, common with mortgage securitization activities, and provides an approach to simplify efforts to obtain hedge accounting treatment. FAS 156 is effective for all separately recognized servicing assets and liabilities acquired or issued after the beginning of an entity’s fiscal year that begins after September 15, 2006, with early adoption being permitted. The adoption of SFAS No. 156 is not expected to have a material effect on the Company’s financial position or results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FAS 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The requirements of FIN 48 are effective for our fiscal year beginning January 1, 2007. The adoption of this interpretation is not expected to have a material effect on the Company’s financial position or results of operations.

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which addresses the measurement of fair value by companies when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. SFAS No. 157 provides a common definition of fair value to be used throughout GAAP which is intended to make the measurement of fair value more consistent and comparable and improve disclosures about those measures. SFAS No. 157 will be effective for an entity's financial statements issued for fiscal years beginning after November 15, 2007.
The Company is currently evaluating the effect SFAS No. 157 will have on its consolidated financial position, liquidity, or results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)". One objective of this standard is to make it easier for investors, employees, retirees and other parties to understand and assess an employer's financial position and its ability to fulfill the obligations under its benefit plans. SFAS No. 158 requires employers to fully recognize in their financial statements the obligations associated with single−employer defined benefit pension plans, retiree healthcare plans, and other postretirement plans. SFAS No. 158 requires an employer to fully recognize in its statement of financial position the overfunded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. SFAS No. 158 requires an entity to recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87. This Statement requires an entity to disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. Management does not currently believe adoption will have a material impact on the Company's financial position or results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. These reclassifications have no effect on net income or cash flows.

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 4 - Earnings Per Share

The Company reports earnings per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

Under SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", entities that have issued mandatory redeemable shares of common stock or entered into forward contracts that require physical settlement by repurchase of a fixed number of the issuer’s equity shares of common stock in exchange for cash shall exclude the common shares that are to be redeemed or repurchased in calculating basic and diluted earnings per share. Thus the 1,176,665 shares described in note 18 have been excluded from the earnings per share calculation.

The weighted average number of shares used to calculate EPS for the years ended December 31, 2006 (31,250,000), 2005 (31,250,000) and 2004 (30,259,644) reflect only the shares outstanding for those periods.

Note 5 - Supplemental disclosure of cash flow information

Interest paid amounted to $2,065,237, $1,785,558 and $1,463,385 for the years ended December 31, 2006, 2005 and 2004, respectively.

Income tax payments amounted to $0, $490,431 and $489,800 for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 6 - Accounts receivable and allowance for doubtful accounts

The Company conducts its business operations in the People’s Republic of China. Account receivables include trade accounts due from the customers. Management believes that the trade accounts are fully collectible as these amounts are being collected throughout the year. Also, management reviews its accounts receivable on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. The allowance for doubtful accounts as of December 31, 2006 and December 31, 2005 amounted to $137,132 and $1,371, respectively.

Schedule of valuation and qualifying accounts:

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Allowance for doubtful account	Balance at beginning of year	Additions	Deductions	Balance at end of year
Year end December 31,2006	$1,371	$135,761	$-	$137,132
Year end December 31,2005	$1,371	$-	$-	$1,371
Year end December 31,2004	$1,043	$328	$-	$1,371

Note 7 - Notes receivable

Notes receivable represents trade accounts receivable due from various customers where the customers’ bank has guaranteed the payment of the receivable. This amount is non-interest bearing and is normally paid within three to six months. The Company has the ability to submit their request for payment to the customer’s bank earlier than the scheduled payment date. However, the Company will incur an interest charge and a processing fee when they submit the payment request early. The Company had $537,946 and $4,960 outstanding as of December 31, 2006 and 2005, respectively.

Note 8 - Prepaid Expenses

Prepaid expenses at December 31, 2006 and 2005 consisted of the followings:

	2006		2005
			Restated
	Current	Long-term	Current	Long-term
Rent	$46,152	$225,523	$44,640	$262,136
Land Use Right	20,685	494,660	20,007	407,324
Total	$66,837	$720,183	$64,647	$669,460

 The Company rented a dormitory for its employees during 2006. The rent is for ten years starting on January 1, 2006 at $11,301 per quarter or $45,205 per year. The Company's prepayment at December 31, 2006 amounted to $271,675.

The Company also entered into another rental agreement on July 21, 2005 to rent the land use right for its manufacture expansion. The total amount of the rental is RMB 8,067,400 for a period of 50 years starting on September 1, 2005. The Company’s prepayment at December 31, 2006 and 2005 amounted to $515,345 and $427,331, respectively.

Note 9 - Advances on inventory purchases

Advances on inventory purchases are monies deposited or advanced to outside vendors or related parties on future inventory purchases. Due to the high shortage of steel in China, most of the Company’s vendors require a certain amount of money to be deposited with them as a guarantee that the Company will receive their purchases on a timely basis.

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

This amount is refundable and bears no interest. The Company has a legal binding contract with their vendors for the guarantee deposit, which is to be returned to the Company at the end of the contract. The inventory is normally delivered within one month after the monies has been advanced. The total outstanding amount was $2,318,344 and $10,716,293 as of December 31, 2006 and 2005, respectively.

Note 10 - Related party transactions

The Company has a cash advance to Golden Glister Holdings Limited. Golden Glister Holdings Limited is incorporated in the territory of the British Virgin Islands which our president Yu Zuo Sheng is the majority shareholder. The amount was advanced to Golden Glister Holdings Limited for business operations. Golden Glister Holdings Limited has agreed to pay back the amount on a short term basis. The Company had a receivable from Golden Glister for $850,400 at December 31, 2006 and a payable to Golden Glister for $980,000 at December 31, 2005. The receivable and payable are short term and non interest bearing. The Company has received payment from Golden Glister for the receivable amount in January 2007.

Starting from January 1, 2006, the Company subleased a portion of its land use rights to Tianjin Jing Qiu Steel Company, a related party under common control. The total rent income for 2006 was $1,439,121.

The Company’s short term loan of $5,128,000 from Shenzhen Development Bank is personally guaranteed by Yu Zuo Sheng, CEO and majority holder of the Company.

Note 11 - Short term loans - bank

Short term loans - bank represent amounts due to various banks which are due on demand or normally within one year. These loans can be renewed with the banks. The Company had a total of $30,284,686 and $27,118,800 short term bank loans with various banks as of December 31, 2006 and 2005, respectively and consisted of the following:

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

	2006	2005
		Restated
Loan from China Bank, JingHai Branch, due October 2007. Monthly interest only payment at 6.732% per annum, secured by equipment and property	$1,153,800	$1,116,000

Loans from Agriculture Bank, DaQiuZhuang Branch, due various dates from March to October 2007. Monthly interest only payments ranging from from 6.696% to 7.344% per annum, guaranteed by an unrelated third party and secured by property and equipment	9,625,256	10,068,800

Loan from Construction Bank of China, JinHai Branch, due August 20, 2007. Monthly interest only payment at 8.323% per annum, secured by properties.	1,557,630	1,004,400

Loans from ShangHai PuFa Bank, due various dates from March to November 2007. Monthly interest only payments ranging from 6.138% to 6.732% per annum, guaranteed by an unrelated third party	5,128,000	6,200,000

Loans from China Merchants Bank, due various dates from June 2007 to September 2007. Quarterly interest only payments , annual interest rate of 6.1425%, guaranteed by an unrelated third parties.	7,692,000	8,060,000

Loan from Construction Bank of China, due August 14, 2007. Monthly interest only payment at 8.323% per annum, guaranteed by an unrelated third party	-	669,600

Loan from ShenZhen Development Bank, due various dates from February to March 2007.Monthly interest only payment at 5.856% to 5.859% per annum, secured by inventory and guranteed by CEO of the Company	5,128,000	-

Totals	$30,284,686	$27,118,800

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 12 - Short term notes payable

Short-term notes payable are lines of credit extended by the banks. When purchasing raw materials, the Company often issues a short term note payable to the vendor. This short term note payable is guaranteed by the bank for its complete face value. The banks usually require the Company to deposit a certain amount of cash at the bank as a guarantee deposit which is classified on the balance sheet as restricted cash.

The Company has the following short term notes payable outstanding as of December 31:

	2006	2005
		Restated
China Bank, Jing Hai Branch, various amounts, due March 2007, restricted cash required of 50% of loan amount, guaranteed by the Company	$1,487,120	$1,438,400

Agricultural Bank of China, various amounts, due dates ranging between March and April 2007, restricted cash required of 50% to 60% of loan amount, guaranteed by the Company and an unrelated third party	1,538,400	1,488,000

ShangHai PuFa Bank, due various dates from April to May 2007, restricted cash required of 50% of loan balance, guaranteed by an unrelated third party Totals	5,128,000	2,480,000
	$8,153,520	$5,406,400

Total interest expense for the years ended December 31, 2006, 2005 and 2004 on all debt amounted to $2,065,237, $1,719,351 and $1,463,385, respectively. Capitalized interest amounted to $186,432 and $57,844 for the years ended December 31,2006 and 2005, respectively.

Note 13 - Customer deposits

Customer deposits represent amounts advanced by customers on product orders. The product normally is shipped within six months after receipt of the advance payment and the related sale is recognized in accordance with the Company’s revenue recognition policy. As of December 31, 2006 and 2005, customer deposits amounted to $1,093,602 and $1,276,536, respectively.

Note 14 - Deposits due to sales representatives

The Company has entered into agreements with various entities to act as the Company’s exclusive sales agent in a specified area. These exclusive sales agents must meet certain criteria and are required to deposit a certain amount of money with the Company. In return the sales agents receive exclusive sales rights to a specified area and discounted prices on products they order. These deposits bear no interest and are required to be returned to the sales agent once the agreement has been terminated. The Company had $2,051,200 and $1,261,080 in deposits due to sales representatives outstanding as of December 31, 2006 and 2005, respectively.

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 15 - Major customers and suppliers

The Company has 5 major customers which represent approximately 30% and 37% of the Company’s total sales for the years ended December 31, 2006 and 2005 respectively. Five Customers accounted for 62% and 51% of total accounts receivable as of December 31, 2006 and 2005, respectively.

For the years ended December 31, 2006 and 2005, the Company purchases approximately 82% and 85%, respectively, of their raw materials from four major suppliers. There are no accounts payable due to these vendors at December 31, 2006 and 2005.

Note 16 - Minority interest

Minority interest represents the outside shareholders’ 30% interest in Tianjin Daqiuzhuang Metal Sheet Co., Ltd.

Note 17 - Other expenses and income, net

Other income and expense for the years ended December 31 consist of the following:

	2006	2005	2004
		(Restated)
Finance/interest expense	$(2,345,031)	$(1,905,104)	$(1,572,189)
Interest income	182,780	230,103	-
Other nonoperating income	2,348,526	12,494	137,169
Other nonoperating expense	(103,445)	(18,335)	(181,357)
Total other expense	$82,830	$(1,680,842)	$(1,616,377)

Rental income totaling $1,439,121 for 2006 represents land use right subleased to a related party for one year as discussed in note 10.

Note 18 - Private offering of redeemable stock

The Company has offered an aggregate of 3,333,333 shares of Common Stock par value $0.001 in a private placement to investors at a purchase price of $1.50 per share. On September 18, 2005, the Company entered into a subscription agreement with certain investors to sell a total of 1,176,665 shares of common stock at $1.50 per share. In addition, two warrants are attached to each share of common stock and each warrant gives the warrant holder the right to purchase an additional share of common stock or a total of 2,353,330 of common stock in the future. The warrants can be exercised on the second anniversary date at $2.50 per share and on the third anniversary date at $5.00 per share. The number of shares attached to the warrants will be adjusted due to dividends and changes in the capital stock structure changes.

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

At the option of the investors the Company maybe required to repurchase the 1,176,665 shares of common stock 18 months after the closing date at a per share price of $1.95.

Under this private offering, the Company raised a total of $1,765,000 and received net proceeds of $1,606,151 net of $158,849 of commissions paid.

In accordance with Accounting Principles Board Opinion No. 14, the Company determined the fair value of the detachable warrants issued with redeemable stock using the Black-Scholes option pricing model under the following assumptions: risk free interest rate of 3.85%, dividend yield of 0% and volatility of 11%. The estimated value of the warrants is zero.

In accordance with SFAS 150, the Company has recorded this stock issuance as a liability in the financial statements due to the mandatory redemption provision. The shares are recorded at fair market value on the date of issuance, which is the net cash proceeds, plus any accrued interest up to December 31, 2005. The difference between the net proceeds, $1,606,151, and the redemption amount, $2,294,497, which is $688,346, will be accrued and amortized as interest expense over an 18 month period beginning in October 2005 and ending in March 2007. The following table reconciles the December 31, 2005 carrying amount as follows:

Fair market value on the date of issuance:	$1,606,151
Interest amortized as of December 31, 2005 (Restated)	114,724
Balace at December 31, 2005 (Restated)	1,720,875
Interest amortized during 2006	458,904
Balace at December 31, 2006	$2,179,779

As of December 31, 2006 and 2005, $114,718 and $573,622 are the remaining amount left to be accrued and amortized through March 2007.

Note 19 - Retirement plan

Regulations in the People’s Republic of China require the Company to contribute to a defined contribution retirement plan for all employees. All Joint Venture employees are entitled to a retirement pension amount calculated based upon their salary at their date of retirement and their length of service in accordance with a government managed pension plan. The PRC government is responsible for the pension liability to the retired staff.

The Company became a foreign joint venture entity in the year of 2004. For the year ended December 31, 2005, it was the first year the Company was required to make contributions to the state retirement plan at 20% of the employees’ monthly salary. Employees are required to contribute 7% of their salary to the plan. Total pension expense incurred by the Company amounted to $346,385, $236,730 and $0 for the years ended December 31, 2006, 2005 and 2004, respectively.
See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Note 20- Statutory reserves

The laws and regulations of the People’s Republic of China require that before a Sino-foreign cooperative joint venture enterprise distributes profits to its partners, it must first satisfy all tax liabilities, provide for losses in previous years, and make allocations, in proportions determined at the discretion of the board of directors, after the statutory reserve. The statutory reserves include surplus reserve fund, common welfare fund, and the enterprise fund. Daqiuzhuang Metal, the Company's operating subsidiary in China, did not become a Sino Joint Venture until 2004; therefore, no reserve was made in 2003.

Surplus reserve fund

The Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital.

The transfer to this reserve must be made before distribution of any dividend to shareholders. For the years ended December 31, 2006 and 2005, the Company transferred $266,257 and $685,959, representing 10% of the year’s net income determined in accordance with PRC accounting rules and regulations, to this reserve. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

Note 21 - Joint venture agreement with Baotou Steel

On September 28, 2005, General Steel Investment Co., Ltd., a wholly owned subsidiary of General Steel Holdings, Inc., entered into a certain Baotou-GSHI Special Steel Joint Venture Agreement (the "Agreement") with Daqiuzhuang Metal Sheet Co., Ltd., and Baotou Iron and Steel (Group) Co., Ltd., a limited liability company formed under the laws of the People's Republic of China (the "Baotou Steel"). The name of the joint venture will be Baotou Steel-General Steel Special Steel Joint Venture Company Limited.

The Joint Venture Company will be located at Kundulun District, Baotou City, Inner Mongolia, China. The stated purposes of the Joint Venture Company are, among others, to produce and sell special steel and to improve the product quality and the production capacity and competitiveness by adopting advanced technology in the production of steel products. The Joint Venture Company shall have a capacity of producing 600,000 of specialty steel products a year.

The registered capital of the joint venture will be approximately $24,000,000. The products of the joint venture will be sold in the Chinese market and abroad. The ownership will be comprised of the following:

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

% Ownership
Baotou Iron and Steel (Group) Co.,Ltd.	49%
General Steel Investment Co., Ltd.	31%
Daqiuzhuang Metal Sheet Co., Ltd	20%

Baotou Steel shall contribute land, existing equipment and materials at an estimated value of approximately $12,000,000 which will be contributed to the joint venture at the date of the approval of Joint Venture or issuance of the business license. The value of the assets to be contributed by Baotou Steel will be stated at fair market value. General Steel Investment Co., Ltd. will contribute approximately $7,500,000 of cash and Daqiuzhuang Metal will contribute approximately $5,000,000 cash. These contributions will be required to be made on the following payment schedule 30% of their capital contribution within 30 days of the date of approval of the Joint Venture; 30% of their capital contribution within 3 months of the date of approval of the Joint Venture; and 40% of their capital contribution within 6 months of the date of approval of the Joint Venture. The Company will use the consolidation method to account for the joint venture.

These contributed assets will be used to commence a new operation. The joint venture will purchase a 100-tonne electric furnace and a refiner furnace to produce high quality specialty steel using advanced technology. This type of specialty steel has not been previously produced by Baotou Steel. This advanced technology has not been previously utilized by Baotou Steel. This new joint venture will aim to enter into a new market segment of high-end specialty steel.

Upon the commencement of the joint venture, the rights of the minority shareholders of Daqiuzhuang Metal Sheet Co. Ltd. will be limited to receiving a distribution of profits from the joint venture; the minority shareholders will not have any voting rights.

As of December 31, 2006, the Company has not received the approval of the Baotou Steel Joint Venture and it is still under government review and maybe subject to further industry sector review by the relevant authorities in China in view of the sensitive nature of the steel industry. The management at this point is uncertain if and when the government approval will be granted. Currently none of the operations of Baotou Steel is consolidated into the Company’s financial statements as there is no ownership or control relationship between the Company and Baotou Steel at this time.

Note 22 - Subsequent events

Issuance of shares to Aurelius Consulting Group, Inc.

On February 12, 2007, the Company issued to Aurelius Consulting Group, Inc., (known to us as RedChip Companies, Inc.) 18,000 shares of restricted Reg. F.D. (Rule 144) stock as a portion of their compensation for investor relations services rendered.

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2006

Investors Electing Not to Exercise Put Option

Pursuant to a put right granted to the investors in the September 2005 private placement, described in the “About Our Recent Private Placement” section of this report, the investors had the right to request us to repurchase part or all of the 1,176,665 shares of our common stock on March 1, 2007 (the “Repurchase Date”) at a per share price of $1.95 per share. If an investor elected to put the shares back to us on the Repurchase Date, the investor was required to notify us 60 days prior to the Repurchase Date. This date was January 1, 2007. The following investors elected not to put the shares back to us at a per share price of $1.95.

Number of Shares
Name of Investors	Possessed
Yuji Komiya	33,333
John Yoo	33,333
Zayd International Limited	70,000
Robertson Investments Limited	6,666
Jun Ren	13,333
Yun Qian Xie	20,000

Total number of shares not demanded to be redeemed	176,665

Investors Electing to Extend Put Option to US

Pursuant to a put right granted to the investors in the September 2005 private placement, described in the “About Our Recent Private Placement” section of this report, On March 1, 2007, we received written notification from Matlin Patterson Global Opportunities Partners II L.P. (3) and Matlin Patterson Global Opportunities Partners (Caymans) II L.P. (3) asking us to extend the Date of Repurchase from March 1, 2007, until September 1, 2007, and to keep the redemption price unchanged at $1.95 per share. We agreed to this request and extended the Date of Repurchase and repurchase price as per their request. The number of shares held by Matlin Patterson Global Opportunities Partners II L.P. (3) and Matlin Patterson Global Opportunities Partners (Caymans) II L.P. (3) is listed below

Number of Shares
Name of Investors	Possessed
Matlin Patterson Global Opportunities Partners II L.P.	736,361
Matlin Patterson Global Opportunities Partners (Caymans) II L.P.	263,639

Total number of shares extended	1,000,000

See report of independent registered public accounting firm

GENERAL STEEL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

A S S E T S

	September 30,	December 31,
	2007	2006
	(Unaudited)
CURRENT ASSETS:
Cash	$6,781,439	$6,831,549
Restricted cash	10,073,014	4,231,523
Accounts receivable, net of allowance for doubtful accounts of $142,694 and $137,132 as of September 30, 2006 and December 31, 2006, respectively	18,522,393	17,095,718
Accounts receivable - related parties	12,436,638	-
Notes receivable	14,816,424	537,946
Other receivables	2,246,237	268,784
Other receivables - related parties	1,334,000	850,400
Inventories	74,116,266	12,489,290
Advances on inventory purchases	60,350,015	2,318,344
Advances on inventory purchases - related parties	24,662,603	-
Prepaid expenses - current	470,166	46,152
Total current assets	225,809,195	44,669,706

PLANT AND EQUIPMENT, net	207,347,239	26,606,594

OTHER ASSETS:
Advances on equipment purchases	211,431	-
Prepaid expenses - non current	846,755	740,868
Intangible assets - land use right, net of accumulated amortization	21,324,413	1,804,440
Total other assets	22,382,599	2,545,308

Total assets	$455,539,033	$73,821,608
L I A B I L I T I E S A N D S H A R E H O L D E R S' E Q U I T Y

CURRENT LIABILITIES:
Accounts payable	$96,096,557	$3,001,775
Accounts payable - related parties	725,131	-
Short term loans - bank	76,267,448	30,284,686
Short term loans - others	37,151,900	-
Short term loans - related parties	19,376,350	-
Short term notes payable	41,247,280	8,153,520
Other payables	6,650,517	355,142
Other payable - related partites	15,461,042	-
Accrued liabilities	7,936,729	1,064,012
Customer deposits	50,909,808	1,093,602
Deposits due to sales representatives	1,795,297	2,051,200
Taxes payable	16,760,169	5,391,602
Investment payable	6,403,200	-
Distribution payable to minority shareholder	2,744,676	-
Shares subject to mandatory redemption	-	2,179,779
Total current liabilities	379,526,104	53,575,318

MINORITY INTEREST	36,582,894	6,185,797

SHAREHOLDERS' EQUITY:

Preferred stock, $0.001 par value, 50,000,000 shares authorized, 3,092,899 and 0 shares issued and outstanding as of Setpember 30, 2007 and December 31, 2006, respectively	3,093	-
Common Stock, $0.001 par value, 200,000,000 shares authorized, 34,564,665 and 32,426,665 shares (including 1,176,665 redeemable shares) issued and outstanding as of September 30, 2007 and December 31, 2006, respectively	34,565	31,250
Paid-in-capital	22,857,207	6,871,358
Retained earnings	13,154,645	4,974,187
Statutory reserves	1,107,010	1,107,010
Accumulated other comprehensive income	2,273,515	1,076,688
Total shareholders' equity	39,430,035	14,060,493

Total liabilities and shareholders' equity	$455,539,033	$73,821,608

The accompanying notes are an integral part of these statements.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006

REVENUES	$345,384,337	$46,957,797	$504,247,052	$96,998,657

COST OF SALES	319,494,586	45,404,450	468,510,928	92,486,613

GROSS PROFIT	25,889,751	1,553,347	35,736,124	4,512,044

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	6,795,307	605,801	10,269,918	2,155,612

INCOME FROM OPERATIONS	19,094,444	947,546	25,466,206	2,356,432

OTHER EXPENSE, NET	2,916,768	623,105	4,378,586	1,370,798

INCOME BEFORE PROVISION FOR INCOME TAXES AND MINORITY INTEREST	16,177,676	324,441	21,087,620	985,634

PROVISION FOR INCOME TAXES	2,025,389	-	3,359,271	-

NET INCOME BEFORE MINORITY INTEREST	14,152,287	324,441	17,728,349	985,634

LESS MINORITY INTEREST	6,151,792	144,644	7,359,688	466,834

NET INCOME	8,000,495	179,797	10,368,661	518,800

OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustments	374,568	222,417	1,196,827	405,053

COMPREHENSIVE INCOME	$8,375,063	$402,214	$11,565,488	$923,853

WEIGHTED AVERAGE NUMBER OF SHARES	32,343,332	31,250,000	31,704,912	31,250,000

EARNING PER SHARE, BASIC AND DILUTED	$0.25	$0.01	$0.33	$0.02

The accompanying notes are an integral part of these statements.

								Accumulated
	Preferred stock		Common stock			Retained earnings		other
					Paid-in	Statutory		comprehensive
	Shares	Par value	Shares	Par value	capital	reserves	Unrestricted	income	Totals

BALANCE, January 1, 2006	-	$-	31,250,000	$31,250	$6,871,358	$840,753	$4,207,236	$399,188	$12,349,785

Net income							518,800		518,800
Foreign currency translation adjustments								405,053	405,053

BALANCE, September 30, 2006, unaudited	-	$-	31,250,000	$31,250	$6,871,358	$840,753	$4,726,036	$804,241	$13,273,638

Net income							514,408		514,408
Adjustment to statutory reserve						266,257	(266,257)		-
Foreign currency translation adjustments								272,447	272,447

BALANCE, December 31, 2006	-	$-	31,250,000	$31,250	$6,871,358	$1,107,010	$4,974,187	$1,076,688	$14,060,493

Net income							10,368,661		10,368,661
Preferred stock issued for acquistion of minority interest ,									-
net of dividend distribution to Victory New	3,092,899	3,093			8,370,907		(2,188,203)		6,185,797
Conversion of redeemable stock at $1.95/share			1,176,665	1,177	2,293,320				2,294,497
Common stock issued for service, $1.32/share			18,000	18	23,742				23,760
Common stock issued by $2.50/share			2,120,000	2,120	5,297,880				5,300,000
Foreign currency translation adjustments								1,196,827	1,196,827

BALANCE, September 30, 2007, unaudited	3,092,899	$3,093	34,564,665	$34,565	$22,857,207	$1,107,010	$13,154,645	$2,273,515	$39,430,035

The accompanying notes are an integral part of these statements.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(Unaudited)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,368,661	$518,800
Adjustments to reconcile net income to cash used in operating activities:
Minority interest	7,359,688	466,834
Depreciation	5,491,604	1,008,036
Amortization	429,662	222,400
(Gain) Loss on disposal of equipment	(4,013)	28,005
Stock issued for services	33,332	-
Interest expense accrued on mandatory redeemable stock	114,726	344,178
Interest expense accrued on short term loan to related parties	424,580	-
Changes in operating assets and liabilities
Accounts receivable	8,679,486	(9,928,845)
Accounts receivable - related parties	(12,179,328)	-
Notes receivable	(7,984,262)	(1,106,993)
Other receivables	(1,428,924)	(7,476)
Other receivables - related parties	(456,000)	(850,400)
Inventories	(7,110,388)	(4,681,528)
Advances on inventory purchases	(61,418,795)	3,737,173
Advances on inventory purchases-related parties	(11,329,255)	-
Prepaid expenses - current	(282,484)	(86,541)
Accounts payable	84,348,627	145,602
Accounts payable - related parties	710,128	-
Other payables	4,353,966	137,713
Other payable - related parties	(63,100,758)	(980,000)
Accrued liabilities	5,182,043	821,858
Customer deposits	16,307,900	64,917
Taxes payable	10,887,436	2,611,959
Net cash used in operating activities	(10,602,368)	(7,534,308)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from subsidiary	680,132	-
Increase in investment payable	6,270,720	-
Increase in short term investment	-	37,494
Notes receivable-related parties	-	2,722,629
Advances on equipment purchases	(207,056)	1,061,493
Deposits due to sales representatives	(332,087)	538,664
Cash proceeds from sale of equipment	43,652	-
Purchase of equipment	(12,159,159)	(5,299,576)
Net cash used in investing activities	(5,703,798)	(939,296)

CASH FLOWS FROM FINANCING ACTIVITIES
Restriced cash	(1,633,346)	(80,218)
Borrowings from related parties	18,550,906	-
Borrowings on short term loans - banks	52,924,877	21,309,090
Payments on short term loans - banks	(63,199,713)	(17,497,200)
Borrowings on short term loans - others	5,225,600	-
Payments on short term loans - others	(1,437,040)	-
Borrowing on short term notes payable	42,484,128	6,074,028
Payment on short term notes payable	(40,001,968)	(6,074,028)
Cash received on stock issuance	5,290,428	-
Cash received from shareholder	1,500,000	-
Cash contribution received from minority shareholders	783,840	-
Payment to minority shareholder	(4,291,634)	-
Net cash provided by financing activities	16,196,078	3,731,672

EFFECTS OF EXCHANGE RATE CHANGE IN CASH	59,978	102,648

DECREASE IN CASH	(50,110)	(4,639,284)

CASH, beginning of period	6,831,549	8,648,373

CASH, end of period	$6,781,439	$4,009,089

The accompanying notes are an integral part of these statements.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

Note 1 – Background

The Company was established on August 5, 2002. The Company through its 100% owned subsidiary, General Steel Investment Co., Ltd and 70% owned subsidiary Daqiuzhuang Metal principally engages in the manufacturing of hot rolled carbon and silicon steel sheets which are mainly used on tractors, agricultural vehicles and in other specialty markets. Daqiuzhuang Metal sells its products through both retailers and wholesalers.

On May 18, 2007, General Steel entered into a Purchase Agreement with Victory New Holdings Limited (Victory New), a British Virgin Islands registered company under the control of the Company’s Chairman, CEO and majority shareholder Yu Zu Sheng (aka Henry Yu) to acquire Victory New’s 30% interest in Daqiuzhuang Metal. General Steel agreed to issue to the original shareholder of Victory New an aggregate of 3,092,899 shares of the Company’s Series A Preferred Stock with a fair value of $8,374,000, which have a voting power of 30% of the combined voting power of the Company’s common and preferred stock for the entire life of the Company. As a result of the acquisition, the Company has increased its equity inteTTrest in Daqiuzhuang Metal from 70% to 100%, and Daqiuzhuang Metal is a wholly owned subsidiary of the Company. See details in Note 18- Business Combinations.

On April 27, 2007, Daqiuzhuang Metal and Baotou Iron and Steel Group Co., Ltd. ("Baotou Steel") entered into an Amended and Restated Joint Venture Agreement (the "Agreement"), amending the Joint Venture Agreement entered into on September 28, 2005 ("Original Joint Venture Agreement"). The Agreement has increased Daqiuzhuang Metal's ownership interest in the Joint Venture to 80%. The joint venture company’s name is Baotou Steel - General Steel Special Steel Pipe Joint Venture Company Limited, a limited liability company formed under the laws of the People's Republic of China (referred to as “Baotou Steel Pipe Joint Venture”). Baotou Steel Pipe Joint Venture obtained its license on May 25, 2007 and started its normal operation in July 2007. See more discussion in Note 18 - Business combinations.

Baotou Steel Pipe Joint Venture is located at Kundulun District, Baotou City, Inner Mongolia, China. It produces and sells welded steel pipes and primarily serves customers in the oil, gas and petrochemical markets. The current designed production capacity is 100,000 tons of steel pipes and will be increased to 600,000 tons by 2009.

On May 18, 2007, Daqiuzhuang Metal established Yangpu Shengtong Investment Co., Ltd. (referred to as “Yangpu Investment”) and injected registered capital totaling RMB100,000,000 or approximately $13,030,000 into the investment. The total registered capital of Yangpu Investment is RMB110,000,000 or approximately $14,333,000, and Daqiuzhuang Metal has a 99.3% ownership interest in Yangpu Investment.

Qiu Steel Investment Co., Ltd. (referred to as “Qiu Steel Investment”) was founded on June 1, 2006. In June 2007, Yangpu Investment agreed to invest RMB148,000,000 or approximately $19,284,400 through a capital injection and equity transfer with former shareholders. The total registered capital of Qiu Steel is RMB150,000,000 or approximately $19,545,000. As a result of the above mentioned equity transaction, Yangpu Investment acquired 98.7% equity of Qiu Steel Investment. Qiu Steel Investment then becomes a subsidiary of Yangpu Investment and Daqiuzhuang Metal.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

Yangpu Investment and Qiu Steel Investment are Chinese registered limited liability companies with a legal structure similar to a limited liability company organized under state laws in the United States of America. Those two companies were formed to acquire other businesses.

On June 15, 2007, General Steel Holdings Inc. and Shaanxi Long Men Iron and Steel (Group) Co., Ltd. (referred to as Long Men Group) signed an agreement to form Shaanxi Long Men Iron and Steel Co., Ltd. (referred to as Long Men Joint Venture). The parties agreed to make the effective date of the transaction June 1, 2007. General Steel Holdings Inc. contributed RMB300 million or approximately $39,450,000 through its subsidiaries, Daqiuzhuang Metal and Qiu Steel Investment., to the Long Men Joint Venture. General Steel and Long Men Group will own 60% and 40% ownership interest in Long Men joint Venture, respectively. The Long Men Joint Venture obtained the business license on June 22, 2007. See more discussion in Note 18 - Business combinations.

Long Men Joint Venture is located in Hancheng city, Shaanxi province. Long Men Joint Venture is the largest integrated steel producer in Shaanxi Province, China that uses iron ore and coke as primary raw materials for steel production. Long Men Joint Venture produces pig iron, crude steel, reinforced bars and high-speed wires. Long Men Joint Venture has annual crude steel production capability of 2.5 million tons. Long Men Joint Venture is also engaged in several other business activities, most of which are related to steel manufacturing. These include the production of coke and the production of iron ore pellets from taconite, transportation services and real estate and hotel operations. These operations are all located in Shaanxi Province, China and primarily serve regional customers in the construction industry.

On September 24, 2007, Long Men Joint Venture further acquired 74.92% ownership interest in Environmental Protection Industry Development Co., Ltd. (“EPID)” for RMB18,080,930, approximately $2,380,000 and a 36% equity interest in Hualong Fire Retardant Materials Co., Ltd., (“Hualong”) for RMB3,287,980, approximately $430,000. The parties agreed to make the effective date of the transaction July 1, 2007.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

The following table reflects the Company’s current organization structure:

Note 2 – Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of General Steel Holdings, Inc. reflect the activities of the following directly and indirectly owned subsidiaries:

		Percentage
Subsidiary		Of Ownership
General Steel Investment Co., Ltd.	British Virgin Islands	100.0%
Victory New Holding, Ltd.	British Virgin Islands	100.0%
Tianjin Daqiuzhuang Metal Sheet Co., Ltd	P.R.C.	100.0%
Baotou Steel Pipe Joint Venture	P.R.C.	80.0%
Yangpu Shengtong Investment Co., Ltd.	P.R.C.	99.3%
Tianjing Qiu Steel Investment Co., Ltd.	P.R.C.	98.0%
Shaanxi Long Men Joint Venture	P.R.C.	60.0%

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include the accounts of all direct and indirectly owned subsidiaries listed above. All material intercompany transactions and balances have been eliminated in the consolidation. The Long Men Joint Venture financial data from June 1, the effective date of the acquisition, to September 30, 2007 is included in the Company’s consolidated financial statements. The financial data of Environmental Protection Industry Development Co., Ltd. and Hualong Fire Retardant Materials Co., Ltd. are included in the Company’s financial statements from July 1 to September 30, 2007.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

Revenue recognition

The Company's revenue recognition policies are in compliance with Staff Accounting Bulletin (“SAB”) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectibility is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are recorded as customer deposits. Sales revenue represents the invoiced value of goods, net of a value-added tax (VAT). All of the Company’s products that are sold in the PRC are subject to a Chinese value-added tax at a rate of 13% to 17% of the gross sales price. This VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing the finished product.

Foreign currency translation

The reporting currency of the Company is the US dollar. The Company uses the local currency, Renminbi (RMB), as its functional currency. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the end of the period. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of shareholders’ equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments amounted to $2,273,515 and $1,076,688 as of September 30, 2007 and December 31, 2006, respectively. Asset and liability amounts at September 30, 2007 and December 31, 2006 were translated at 7.50 RMB to $1.00 USD and 7.80 RMB to $1.00 USD, respectively. Equity accounts were stated at their historical rate. The average translation rates applied to income statement accounts for the nine months ended September 30, 2007 and 2006 were 7.66 RMB and 8.01 RMB, and for the three months ended September 30, 2007 and 2006 were 7.55 RMB and 8.00 RMB, respectively. Cash flows are also translated at average translation rates for the period, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with 3%-5% residual value. Depreciation expense for the nine months ended September 30, 2007 and 2006 amounted to $5,491,604 and $1,008,036, respectively. Depreciation expense for the three months ended September 30, 2007 and 2006 amounted to $3,347,167 and $459,351, respectively.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

Estimated useful lives of the assets are as follows:

Estimated Useful Life
Buildings	10-40 years
Machinery and equipment	8-30 years
Other equipment	5-8 years
Transportation equipment	5-15 years

Construction in progress represents the costs incurred in connection with the construction of buildings or new additions to the Company’s plant facilities. No depreciation is provided for construction in progress until such time as the assets are completed and are placed into service. Maintenance, repairs and minor renewals are charged directly to expense as incurred. Major additions and betterment to buildings and equipment are capitalized.

Interest incurred during construction is capitalized into construction in progress. All other interest is expensed as incurred. For the nine months ended September 30, 2007 and 2006, interest incurred by the Company was $5,325,281 and $1,344,433, respectively, and capitalized interest for the nine months ended September 30, 2007 and 2006 amounted to $656,471 and $0 ,respectively.

Plant and equipment consist of the following at:

	September 30, 2007	December 31, 2006
	(unaudited)
Buildings and improvements	$62,984,397	$9,338,865
Machinery	126,567,039	22,675,357
Transportation equipment	4,467,440	1,019,698
Other equipment	1,149,103	-
Construction in process	24,889,653	-
Totals	220,057,632	33,033,920
Less accumulated depreciation	(12,710,393)	(6,427,326)
Totals	$207,347,239	$26,606,594

Long-term assets of the Company are reviewed annually or more often if circumstances dictate, to determine whether their carrying value has become impaired. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of September 30, 2007, the Company expects these assets to be fully recoverable.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles of the United States of America requires management to make estimates and assumptions that affect the amounts reported in the combined financial statements and accompanying notes. For example, the Company estimates its potential losses on uncollectible receivables. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

Concentration of risks

Cash includes cash on hand and demand deposits in accounts maintained with state owned banks within the People’s Republic of China and Hong Kong. Total cash (including restricted cash balances) in these banks at September 30, 2007 and December 31, 2006 amounted to $16,528,750 and $11,058,636, respectively, of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

The Company has five major customers which represented approximately 58% and 31% of the Company’s total sales for the nine months ended September 30, 2007 and 2006, respectively. Five customers accounted for 41% of total accounts receivable as of September 30, 2007.

For the nine months ended September 30, 2007 and 2006, the Company purchased approximately 53% and 95%, respectively, of its raw materials from five major suppliers. There is no accounts payable to these suppliers as of September 30, 2007.

The Company's operations are carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC's economy. The Company's operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in the North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Restricted cash

The Company has notes payable outstanding with various banks and is required to keep certain amounts on deposit that are subject to withdrawal restrictions, and these amounts were $10,073,014 and $4,231,523 as of September 30, 2007 and December 31, 2006, respectively.

Inventories

Inventories are stated at the lower of cost or market using weighted average method. Inventories consisted of the following:

	September 30, 2007	December 31, 2006
	(unaudited)
Supplies	$1,340,338	$1,061,773
Raw materials	40,918,058	2,827,127
Finished goods	31,857,870	8,600,390
Totals	$74,116,266	$12,489,290

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

Raw materials consist primarily of iron ore and coke at Long Men Joint Venture and steel strip at Daqiuzhuang Metal The cost of finished goods includes direct costs of raw materials as well as direct labor used in production. Indirect production costs such as utilities and indirect labor related to production such as assembling, shipping and handling costs are also included in the cost of inventory. The Company reviews its inventory periodically for possible obsolete goods and to determine if any reserves are necessary for potential obsolescence. As of September 30, 2007 and December 31, 2006 the Company believes no reserves are necessary.

Financial instruments

Statement of Financial Accounting Standards No. 107 (SFAS 107), “Disclosures about Fair Value of Financial Instruments” requires disclosure of the fair value of financial instruments held by the Company. SFAS 107 defines the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company considers the carrying amount of cash, accounts receivable, other receivables, accounts payable, accrued liabilities and other payables to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest.

Intangible assets

All land in the People’s Republic of China is owned by the government and cannot be sold to any individual or company. However, the government grants the user a “land use right” to use the land.

Daqiuzhuang Metal acquired land use rights during the years ended 2000 and 2003 for a total amount of $3,167,483. The land use rights are for 50 years and expire in 2050 and 2053. However, Daqiuzhuang Metal's initial business license had a ten-year term. Therefore management elected to amortize the land use rights over the ten-year business term. Daqiuzhuang Metal became a Sino Joint Venture in 2004 and obtained a new business license for twenty years; however, the Company decided to continue amortizing the land use rights over the original ten-year business term.

Long Men Group contributed land use rights for a total amount of $19,823,885 to the Long Men Joint Venture. The land use rights are for 50 years and expire in 2048 to 2052.

The Company’s land use rights are as follows:

	September 30, 2007	December 31, 2006
	(unaudited)
Land use right	$22,991,368	$3,041,733
Accumulated Amortization	(1,666,955)	(1,237,293)
Totals	$21,324,413	$1,804,440

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

Intangible assets of the Company are reviewed annually to determine whether their carrying value has become impaired. The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of September 30, 2007, the Company expects these assets to be fully recoverable. Total amortization expense for the nine months ended September 30, 2007 and 2006 amounted to $429,662 and $222,400 respectively. Amortization expense for the three months ended September 30, 2007 and 2006 amounted to $214,288 and $74,561, respectively.

Shares subject to mandatory redemption

The Company adopted Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. FAS 150 established classification and measurement standards for three types of freestanding financial instruments that have characteristics of both liabilities and equity. Instruments within the scope of FAS 150 must be classified as liabilities within the Company’s Consolidated Financial Statements and be reported at settlement date value. The Company issued redeemable stock in September 2005. The amount is presented as a liability on the balance sheet at the fair market value on the date of issuance plus accrued interest at the balance sheet date. As of September 30, 2007, redemption feature on all the shares issued was expired and subsequently the shares were reclassified from liability to equity. See note 14 for details.

Share-based compensation

The Company records stock-based compensation pursuant to Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payments," ("FAS123R"), which established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This statement requires companies to measure the cost of services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The cost will be recognized over the period of services rendered.

Income taxes

The Company adopted Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (SFAS 109). SFAS 109 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consists of taxes currently due plus deferred taxes. There are no deferred tax amounts at June 30, 2007 and December 31, 2006. The Company adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s financial statements.

The charge for taxation is based on the results for the year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Under the Income Tax Laws of PRC, the Company’s subsidiary, Daqiuzhuang Metal, is generally subject to an income tax at an effective rate of 33% (30% state income taxes plus 3% local income taxes) on income reported in the statutory financial statements after appropriate tax adjustments, unless the enterprise is located in a specially designated region where it allows foreign enterprises a two-year income tax exemption and a 50% income tax reduction for the following three years. The Company’s subsidiary, Daqiuzhuang Metal, became a Chinese Sino-foreign joint venture at the time of the merger on October 14, 2004 and it became eligible for the tax benefit. Daqiuzhuang Metal is located in Tianjin Costal Economic Development Zone and under the Income Tax Laws of Tianjin City of PRC, it is eligible for an income tax rate of 24%. Therefore, Daqiuzhuang Metal is exempt from income taxes for the years ended December 31, 2005 and 2006 and is entitled to 50% income tax reduction of the special income tax rate of 24%, which is a rate of 12% for the years ended December 31, 2007, 2008 and 2009.

The Company’s other subsidiary, Long Men Joint Venture, is located in the mid-west region of China. It qualifies for the Go-West tax rebate of 15% tax rate promulgated by the government, therefore income tax is accrued at 15%.

Baotou Steel Pipe Joint Venture is located in Inner Mongolia, is subject to an income tax at an effective rate of 33% (30% state income taxes plus 3% local income taxes)

Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law will replace the existing laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”). The new standard EIT rate of 25% will replace the 33% rate currently applicable to both DES and FIEs. The two-year tax exemption and three-year 50% tax reduction tax holiday for production-oriented FIEs will be eliminated. The Company is currently evaluating the effect of the new EIT law will have on its financial position.

The provision for income taxes for the nine and threemonths ended September 30 consisted of the following:

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2007	2006	2007	2006
	(Unaduited)	(Unaduited)	(Unaduited)	(Unaduited)
Provision for China Income Tax	$3,053,883	$-	$1,841,263	$-
Provision for China Local Tax	305,388	-	184,126	-
Total Provision for Income Taxes	$3,359,271	$-	$2,025,389	$-

The following table reconciles the U.S. statutory rates to the Company’s effective tax rate for the nine months ended September 30:

	2007	2006
U.S. Statutory rates	34.0%	34.0%
Foreign income not recognized in USA	(34.0)	(34.0)
China income taxes	33.0
China income tax exemption	(17.1)
Total provision for income taxes	15.9%	-%

Enterprises or individuals who sell commodities, engage in repair and maintenance or import and export goods in the PRC are subject to a value added tax in accordance with Chinese laws. The value added tax standard rate is 17% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on sales of the finished product.

VAT on sales and VAT on purchases amounted to $100,209,901 and $70,869,712 for the nine months ended September 30, 2007 and $16,489,771 and 12,139,751, for the nine months ended September 30, 2006, respectively. Sales and purchases are recorded net of VAT collected and paid as the Company acts as an agent for the government. VAT taxes are not impacted by the income tax holiday.

Taxes payable consisted of the following:

	September 30, 2007	December 31,
	(unaudited)	2006
VAT taxes payable	$12,119,622	$5,317,466
Income taxes payable	3,346,150	-
Misc taxes	1,294,397	74,136
Totals	$16,760,169	$5,391,602

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

Shipping and handling

Shipping and Handling for raw materials purchased are included in cost of goods sold. Shipping and handling cost incurred for shipping of finished products to customers are expensed. Shipping and handling expenses for the nine months ended September 30, 2007 and 2006 amounted to $1,360,302 and 153,377 respectively. Shipping and handling for the three months ended September 30, 2007 and 2006 amounted to $987,724 and $82,252, respectively.

Recently issued accounting pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“FAS 155”), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“FAS 140”). FAS 155 provides guidance to simplify the accounting for certain hybrid instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative, as well as, clarifies that beneficial interests in securitized financial assets are subject to FAS 133. In addition, FAS 155 eliminates a restriction on the passive derivative instruments that a qualifying special-purpose entity may hold under FAS 140. FAS 155 is effective for all financial instruments acquired, issued or subject to a new basis occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of SFAS No. 155 did not have a material effect on the Company’s financial position or results of operations.

In June 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (EITF No. 06-3). EITF No. 06-3 permits that such taxes may be presented on either a gross basis or a net basis as long as that presentation is used consistently. The adoption of EITF No. 06-3 on January 1, 2007 did not impact our consolidated financial statements. We present the taxes within the scope of EITF No. 06-3 on a net basis.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which addresses the measurement of fair value by companies when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. SFAS No. 157 provides a common definition of fair value to be used throughout GAAP which is intended to make the measurement of fair value more consistent and comparable and improve disclosures about those measures. SFAS No. 157 will be effective for an entity's financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the effect SFAS No. 157 will have on its consolidated financial position, liquidity, or results of operations.

In June 2007, the FASB issued FASB Staff Position No. EITF 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for use in Future Research and Development Activities” (“FSP EITF 07-3”), which addresses whether nonrefundable advance payments for goods or services that used or rendered for research and development activities should be expensed when the advance payment is made or when the research and development activity has been performed. Management is currently evaluating the effect of this pronouncement on the Company’s financial statements.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications have no effect on net income or cash flows.

Note 3 – Earnings per share

The Company reports earnings per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share.

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

Under SFAS 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", entities that have issued mandatory redeemable shares of common stock or entered into forward contracts that require physical settlement by repurchase of a fixed number of the issuer’s equity shares of common stock in exchange for cash shall exclude the common shares that are to be redeemed or repurchased in calculating basic and diluted earnings per share. Thus the 1,000,000 shares described in note 14 have been excluded from the December 31, 2006 earnings per share calculations.

As described in Note 18, the Company issued Victory New an aggregate of 3,092,899 shares of the Company’s Series A Preferred Stock to purchase 30% minority ownership of Daqiuzhuang Metal. The preferred stock cannot be converted to common stock so it is excluded from the earning per share calculation. In addition, since no common stock equivalents existed at September 30, 2007 and 2006, the basic EPS equals the diluted EPS.

	For the nine months ended		For the three months ended
	September 30,		September 30,
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income for basic and diluted earnings per share	$8,000,495	$179,797	$10,368,661	$518,800
Weighted average shares outstanding	32,343,332	31,250,000	31,704,912	31,250,000
Earnings per share, basic and diluted	$0.25	$0.01	$0.33	$0.02

Note 4 – Supplemental disclosure of cash flow information

Interest paid amounted to $5,981,387 and $1,376,863 for the nine months ended September 30, 2007 and 2006, respectively.

Income tax paid amounted to $124,454 and $0 during the nine months ended September 30, 2007 and 2006.

On February 12, 2007, the Company issued 18,000 shares of common for investor relations services rendered in the amount of $23,742.

In May 2007, the Company issued 3,092,899 shares of preferred stock with a fair value of $8,374,000 to the former shareholders of Victory New Holdings Inc. to purchase the 30% the minority ownership of Daqiuzhuang Metal.

On September 1, 2007, 1,176,665 shares of redeemable stock was converted into common shares resulting in a reclassification of $2,294,497 from liabilities to equity,

Note 5 – Accounts receivable and allowance for doubtful accounts

The Company conducts its business operations in the People’s Republic of China. Accounts receivable include trade accounts due from the customers. Management believes that the trade accounts are fully collectible as these amounts are being collected throughout the year. Also, management reviews its accounts receivable on a regular basis to determine if the bad debt allowance is adequate and adjusts the allowance when necessary. The allowance for doubtful accounts as of September 30, 2007 and December 31, 2006 amounted to $142,694 and $137,132, respectively.

Allowance for doubtful accounts	For the nine months ended September 30, 2007 (Unaudited)	For the year ended December 31, 2006
Beginning balance	$137,132	$1,371
Additions	-	135,761
Deductions	-	-
Exchange rate effect	5,562	-
Ending balance	$142,694	$137,132

Note 6 – Notes receivable

Notes receivable represents trade accounts receivable due from various customers where the customers’ banks have guaranteed the payment of the receivables. This amount is non-interest bearing and is normally paid within three to six months. The Company has the ability to submit their request for payment to the customer’s bank earlier than the scheduled payment date, but will incur an interest charge and a processing fee when it submits the early payment request. The Company had $14,816,424 and $537,946 outstanding as of September 30, 2007 and December 31, 2006, respectively.

Note 7 – Prepaid expenses

Prepaid expenses consisted of the followings:

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

	September 30, 2007		December 31, 2006
	(unaudited)
	Current	Long-term	Current	Long-term
Rent	$69,548	$290,777	$46,152	$225,523
Utilities	400,618	-	-	-
Land use right	-	555,978	-	515,345
Total	$470,166	$846,755	$46,152	$740,868

The Company’s prepaid expenses include utilities, prepaid rent for the dormitory for its employees and land use rights in order to expand its manufacturing capabilities. As of September 30, 2007 and December 31, 2006, prepaid rent for dormitory amounted to $360,325 and $271,675, respectively, and prepaid rent for land use rights amounted to $555,978 and $515,345, respectively. See note 19 for more details.

Note 8 – Advances on inventory purchases

Advances on inventory purchases are monies deposited or advanced to outside vendors or related parties on future inventory purchases. Due to the high shortage of steel in China, most of the Company’s vendors require a certain amount of money to be deposited with them as a guarantee that the Company will receive its purchases on a timely basis.

This amount is refundable and bears no interest. The Company has a legally binding contract with its vendors for the guarantee deposit, which is to be returned to the Company at the end of the contract. The inventory is normally delivered within one month after the monies have been advanced. The total outstanding amount was $85,012,618 and $2,318,344 as of September 30, 2007 and December 31, 2006, respectively.

Note 9 – Related party transactions

The Company has advances to and from Golden Glister Holdings Limited for short term cash flow purposes. Golden Glister Holdings Limited is incorporated in the territory of the British Virgin Islands which the Company’s Chairman and CEO and majority shareholder, Yu Zuo Sheng (aka Henry Yu) is the majority shareholder. The Company had a payable to Golden Glister of $1,287,600 at September 30, 2007 and a receivable from Golden Glister of $850,400 at December 31, 2006. The payable is non interest bearing and the Company has agreed to pay back the amount on a short term basis in cash.

The Company subleased a portion of its land use rights to Tianjin Jing Qiu Steel Market Company, a related party under common control. The Company’s Chairman, CEO and majority shareholder, Yu Zuo Zheng (aka Henry Yu), is the chairman and the largest shareholder of Jing Qiu Steel Market Company. The total rental income for nine months ended September 30, 2007 and 2006 was $1,200,600 and $0, respectively. Total rental income for the three months ended September 30, 2007 and December 31, 2006 amounted $391,920 and $0, respectively.

The Company’s short term loan of $6,670,000 from Shenzhen Development Bank is personally guaranteed by the Company’s Chairman, CEO, and majority shareholder Yu Zuo Sheng (aka Henry Yu).

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

The Company acquired the 30% minority ownership of Daqiuzhuang from Victory New which was legally owned by Mr. Yu Zuo Sheng’s mother and under Mr. Yu’s control. See details of acquisition of minority interest in Note 18. The Company has a payable totaling $50,000 to Mrs. Yu which is short term in nature and non interest bearing. The Company is expected to payback this amount in cash.

The Long Men Joint Venture did not obtain the VAT invoices from the local tax bureau until late July 2007. Before obtaining VAT invoices, all the sales and purchases made by the joint venture were carried out through the Company’s joint venture partner, Long Men Group, and all the sales proceeds and purchase payments were recorded as receivables from or payables to Long Men Group. The total receivable from Long Men Group is $42,815,087 and the total payable to Long Men Group is $55,866,671. The net amount is a payable of $13,051,584 to Long Men Group.

Total related party sales amounted to $147,133,702 for the nine months ended September 30, 2007.

The following charts summarize the related party transactions as of September 30, 2007:

Accounts receivables-related parties

Subsidiary	Amount	Due from	Term	Manner of settlement
Daqiuzhuang Metal	$5,443,724	Tianjin Hengying	Short	Cash
Daqiuzhuang Metal	6,992,914	Tianjin Dazhan	Short	Cash
Total	$12,436,638

Other receivables-related parties

Subsidiary	Amount	Due from	Term	Manner of settlement
Tianjin Qiu Steel Investment	$600,300	Yang Pu Capital Automobile	Short	Cash
Tianjin Qiu Steel Investment	733,700	Beijing Wendlar	Short	Cash
Total	$1,334,000

Advances on inventory purchases- related parties

Subsidiary	Amount	Due from	Term	Manner of settlement
Daqiuzhuang Metal and Long Men Joint Venture	$12,744,965	Tianjin Hengying	Short	Deliver goods
Daqiuzhuang Metal and Long Men Joint Venture	11,917,638	Tianjin Dazhan	Short	Deliver goods
Total	$24,662,603

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)
Short tem loan -related parties

Subsidiary	Amount	Due to	Term	Manner of settlement
Daqiuzhuang Metal	$14,708,517	Tianjin Dazhan	Annual interest	Cash
			rate of 6.5%
Daqiuzhuang Metal	4,667,833	Tianjin Hengying	Annual interest	Cash
			rate of 6.5%
Total	$19,376,350

Accounts payable -related parties
Subsidiary	Amount	Due to	Term	Manner of settlement
Long Men Joint Venture	725,131	Minority shareholders	Short	Cash

Other payable-related parties

Subsidiary	Amount	Due to	Term	Manner of settlement
New Victory	$50,000	Shareholder	Short	Cash
Batou Steel Joint Venture	1,067,200	Tianjin Hengying	Short	Cash
Long Men Joint Venture	13,051,584	Long Men Group	Short	Cash
General Steel Investment	1,287,600	Golden Glister	Short	Cash
Yangpu Shengtong	4,658	Beijing Wandler	Short	Cash
Total	$15,461,042

Distribution payable to minority shareholder

Dividend payable of $2,744,676 represents dividend owed to the minority interest of Long Men Joint Venture’s subsidiaries, Environmental Protection Industry Development Co., Ltd. and Hualong Fire Retardant Materials

Investment payable

In June 2007, Yangpu Investment and the former shareholders of Qiu Steel Investment entered into an agreement. Pursuant to this agreement, Yangpu Investment will receive 98.7% of the total equity of Qiu Steel Investment by injecting RMB148,000,000 or approximately $19,462,000. As of September 30, 2007, Yangpu Investment had payable amounted to RMB48,000,000 or approximately $6,403,200.

Note 10 – Debt

Short term loans

Short term loans represent amounts due to various banks, other companies and individuals, which are normally due within one year. The loans due to banks can be renewed with the banks. The Company had a total of $132,795,698 ( including 19,376,350 related party loans as discussed in note 9) and $30,284,686 short term loans as of September 30, 2007 and December 31, 2006, respectively.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

The loans due to banks consisted of the following:

DAQIUZHUANG METAL
	September 30, 2007	December 31,
	(unaudited)	2006
Loan from China Bank, JingHai Branch, due September 2008. Monthly interest only payment at 6.732% per annum, secured by equipment and property	$1,200,600	$1,153,800

Loans from Agriculture Bank, DaQiuZhuang Branch, due various dates from October to April 2008. Monthly interest only payments ranging from 7.344% to 7.668% per annum, guaranteed by an unrelated third party and secured by property and equipment	10,015,672	9,625,256

Loan from Construction Bank of China, JinHai Branch, due various dates in Auguest 2008. Monthly interest only payment at 8.323% per annum, secured by properties	1,467,400	1,557,630

Loans from ShangHai PuFa Bank, due various dates from July 2007 to March 2008. Monthly interest only payments ranging from 6.435% to 6.732% per annum, guaranteed by an unrelated third party	5,336,000	5,128,000

Loan from China Merchants Bank, due November 2007. Quarterly interest only payments at floating interest rate,105% of People's Bank base rate, guaranteed by an unrelated third party.	8,004,000	7,692,000

Loan from ShenZhen Development Bank, due various dates in March 2008. Monthly interest only payment at 6.426% to 6.710% per annum, secured by inventory and guaranteed by CEO of the Company.	6,670,000	5,128,000

Total	$32,693,672	$30,284,686

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

	September 30, 2007 (unaudited)	December 31, 2006
LONG MEN JOINT VENTURE

Loans from Construction Bank,HanCheng Branch,due various dates from October to September,2008.Monthly interest only payments ranging from 6.73% to 8.02% per annum, guaranteed by equipment.	$10,490,576	$-

Loans from Agriculture Bank,HanCheng Branch,due various dates from December to March 2008. Monthly interest only payments ranging from 7.34% to 8.31%, guaranteed by equipment.	3,201,600	-

Loans from Bank of China,HenCheng Branch,due various dates from May 2008 to July 2008. Quarterly interest payments ranging from 6.71% to 6.90% per annum. guaranteed by an unrelated third party and an related party.	9,338,000	-

Loans from Credit Cooperatives,due various dates from March 2008 to August 2008. Monthly interest payments by 11.02% per annum. guaranteed by an unrelated third party.	2,668,000	-

Loans from HuaXia Bank, due various dates from October to December 2007.Monthly interest payment ranging from 5.83% to 7.33% per annum. guaranteed by epuipment.	5,202,600	-

Loan from Communication Bank, due October 2007,Quarterly interest only payments, annual interest rate of 7.34%, guaranteed by equipment.	3,335,000	-

Loan from China Merchants Bank,due September 2008, Monthly interest payments,annual interest rate of 9.13%, guaranteed by equipment and unrelated third parties.	6,670,000	-

Loan from China Everbright Bank,due November 2007.Monthly interest only payments,annual interest rate of 6.12%, guaranteed by an unrelated third party.	2,668,000	-

Total-Long men joint venture	$43,573,776	$-
Grand totals	$76,267,448	30,284,686

Long Men joint venture also has various loans from non related companies and individuals which are due within on year. The loans are unsecured, annual interest rates ranging from 8% to 12%. As of September 30, 2007, these loans outstanding amounted to $37,151,900.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

Short term notes payable

Short-term notes payable are lines of credit extended by the banks. When purchasing raw materials, the Company often issues a short term note payable to the vendor. This short term note payable is guaranteed by the bank for its complete face value. The banks usually require the Company to deposit a certain amount of cash at the bank as a guarantee deposit which is classified on the balance sheet as restricted cash.

The Company had the following short term notes payable outstanding as of September 30, 2007 and December 31, 2006:

DAQIUZHUANG METAL
	September 30, 2007 (unaudited)	December 31, 2006
China Bank, Jing Hai Branch, various amounts, due October 2007, restricted cash required of 50% of loan amount, guaranteed by the Company	$1,547,440	$1,487,120

Agricultural Bank of China, various amounts, due dates ranging between October and March 2007, restricted cash required of 50% of loan amount, guaranteed by the Company and an unrelated third party	1,600,800	1,538,400

ShangHai PuFa Bank, due November 2007, restricted cash required of 50% of loan balance, guaranteed by an unrelated third party	5,336,000	5,128,000

Totals -Daqiuzhuang Metal	$8,484,240	$8,153,520

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

LONG MEN JOINT VENTURE
	September 30, 2007 (unaudited)	December 31, 2006
Communication Bank, due January 2008 guaranteed by an unrelated third party.	$5,202,600	$-

China Merchants Bank , various amounts, due January 2008, guaranteed by an unrelated third party.	6,670,000	-

China Everbright Bank of China, due January 2008 ranging between January to August 2007, restricted cash required of 30% of loan amount, paid by Long Men Steel Group, guaranteed by Long Men Steel Group.	2,147,740	-

Hua Xia Bank, due date ranging between April and October 2007, restricted cash required of 50% of loan amount, paid by Long Men Steel Group, guaranteed by Long Men Steel Group.	5,336,000	-

ShangHai Pudong Development Bank, various amounts, due dates ranging between April to November 2007, restricted cash required of 60% of loan amount, paid by Long Men Steel Group, guaranteed by Long Men Steel Group.	5,069,200	-

ShangHai PuFa Bank, due various dates from April to September 2007, restricted cash required of 50% of loan balance, guaranteed by Long Men Steel Group.	8,337,500	-

Totals	32,763,040	-

Grand totals	$41,247,280	$8,153,520

Total interest expense net of capitalized interest for the nine months ended September 30, 2007 and 2006 on all debt amounted to $4,284,413 and $1,531,447, respectively. Total interest expense for the three months ended September 30, 2007 and 2006 amounted to $1,994,274 and $537,928, respectively.

Note 11 – Customer deposits

Customer deposits represent amounts advanced by customers on product orders. The product normally is shipped within six months after receipt of the advance payment and the related sale is recognized in accordance with the Company’s revenue recognition policy. As of September 30, 2007 and December 31, 2006 customer deposits including related parties deposits amounted to $50,909,808 and $1,093,602, respectively.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

Note 12 – Deposits due to sales representatives

Daqiuzhuang Metal and One of Long Men Joint Venture’s subsidiaries, Yuxin Trading, entered into agreements with various entities to act as the Company’s exclusive sales agent in a specified area. These exclusive sales agents must meet certain criteria and are required to deposit a certain amount of money with the Company. In return the sales agents receive exclusive sales rights to a specified area and discounted prices on products they order. These deposits bear no interest and are required to be returned to the sales agent once the agreement has been terminated.. The Company had $1,795,297and $2,051,200 in deposits due to sales representatives outstanding as of September 30, 2007 and December 31, 2006, respectively.

Note 13 – Other expenses and income, net

Other income and expense for the nine months ended September 30, 2007 and 2006 consist of the following:

	September 30, 2007		September 30, 2006
	Three months ended	Nine months ended	Three months ended	Nine months ended
Finance /Interest expense	$4,276,092	$6,673,942	$657,697	$1,880,668

Interest income	(762,143)	(851,608)	(20,874)	(154,584)

Other non-operating income	(626,935)	(1,606,312)	(15,367)	(408,240)

Other non-operating expense	29,754	162,564	1,649	52,954
	$2,916,768	$4,378,586	$623,105	$1,370,798

For the nine months and three months ended September 30, 2007, other non-operating income includes rental income totaling $1,175,760 and $391,920, respectively, which represents land use rights subleased to a related party for one year as discussed in note 8.

During 2005, Daqiuzhuang Metal received an approval from the PRC local government for a two year income tax exemption and a three year 50% reduction in income tax rates. The local Chinese tax authority waived the previously accrued income tax accumulated prior to January 1, 2005 in the amount of $253,250 which was included as other non-operating income during the nine months ended September 30, 2006.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

Note 14 – Private offering of redeemable stock

On September 18, 2005, the Company entered into a subscription agreement with certain investors to sell a total of 1,176,665 shares of common stock at $1.50 per share for gross proceeds of $1,765,000, commissions totaled $158,849, leaving net proceeds of $1,606,151. In addition, two warrants are attached to each share of common stock and each warrant gives the warrant holder the right to purchase an additional share of common stock or a total of 2,353,330 of common stock in the future. The warrants can be exercised on the second anniversary date at $2.50 per share and on the third anniversary date at $5.00 per share. The number of shares attached to the warrants will be adjusted due to dividends and changes in the capital stock structure changes. At the option of the investors, the Company may be required to repurchase the 1,176,665 shares of common stock 18 months after the closing date at a per share price of $1.95.

In accordance with Accounting Principles Board Opinion No. 14, the Company determined the fair value of the detachable warrants issued with redeemable stock using the Black-Scholes option pricing model under the following assumptions: risk free interest rate of 3.85%, dividend yield of 0% and volatility of 11%. The estimated value of the warrants was zero.

In accordance with SFAS 150, the Company recorded this stock issuance as a liability in the financial statements due to the mandatory redemption provision. The shares were recorded at fair value on the date of issuance, which was the net cash proceeds, plus any accrued interest up to March 31, 2007. The difference between the net proceeds, $1,606,151, and the redemption amount, $2,294,497, totaling $688,346, was accrued and amortized as interest expense through March 2007.
As of September 30, 2007, put option on all the redeemable shares has expired and all the shares are reclassified into equity.

Note 15 – Shareholders’ equity

On February 12, 2007, the Company issued to Aurelius Consulting Group, Inc.(known to us as RedChip Companies, Inc.) 18,000 shares of common stock as a portion of its compensation for investor relations services rendered in the amount of $23,742. Those shares were valued at the market price at the date of the agreement.

On September 1, 2007, as discussed in Note 14, 1,176,665 shares of redeemable stock were reclassified from liabilities to common stock upon expiration of the redemption feature.

In September 2007, 2,120,000 shares of warrants were converted to common stock at $2.50 per share for total proceeds of $5,300,000 in cash.

Note 16 – Retirement plan

Regulations in the People’s Republic of China require the Company to contribute to a defined contribution retirement plan for all employees. All Joint Venture employees are entitled to a retirement pension amount calculated based upon their salary at their date of retirement and their length of service in accordance with a government managed pension plan. The PRC government is responsible for the pension liability to the retired staff. It was the first year the Company was required to make contributions to the state retirement plan. The Company is required to contribute 20% of the employees’ monthly salary. Employees are required to contribute 7% of their salary to the plan. Total pension expense incurred by the Company amounted to $1,245,033 and $336,629 for the nine months ended September 30, 2007 and 2006, respectively. Total pension expense incurred amounted to $978,524 and $179,451 for the three months ended September 30, 2007 and 2006, respectively.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

Note 17 – Statutory reserves

The laws and regulations of the People’s Republic of China require that before an enterprise distributes profits to its partners, it must first satisfy all tax liabilities, provide for losses in previous years, and make allocations, in proportions determined at the discretion of the board of directors, to the statutory reserves. The statutory reserves include the surplus reserve funds and the enterprise fund and these statutory reserves represent restricted retained earnings.

Surplus reserve fund

The Company is required to transfer 10% of its net income, as determined in accordance with the PRC accounting rules and regulations, to a statutory surplus reserve fund until such reserve balance reaches 50% of the Company’s registered capital.

The transfer to this reserve must be made before distribution of any dividend to shareholders. For the nine months ended September 30, 2007 and 2006, the Company did not transfer any fund to this reserve. The surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of the shares currently held by them, provided that the remaining reserve balance after such issue is not less than 25% of the registered capital.

Enterprise fund

The enterprise fund may be used to acquire plant and equipment or to increase the working capital to expend on production and operation of the business. No minimum contribution is required and the Company has not contributed to this fund.

Note 18 – Business combinations

Acquisition of 30% Minority Interest of Daqiuzhuang Metal

As previously described in Note 1, on May 18, 2007, General Steel entered into a Purchase Agreement with Victory New Holdings to acquire the remaining 30% interest in Daqiuzhuang Metal. General Steel agreed to issue Victory New an aggregate of 3,092,899 shares of the Company’s Series A Preferred Stock which have a voting power of 30% of the combined voting power of the Company’s common and preferred stock for the life of the Company. As a result of the acquisition, the Company increased its equity interest in Daqiuzhuang Metal from 70% to 100%.

Victory New Holdings is a newly formed entity under the control of the Company’s Chairman, CEO and majority shareholder Yu Zuo Sheng (aka Henry Yu). Victory New was legally owned by Mrs. Yang, Baoyin, Mr. Yu’s mother. Therefore, General Steel and Victory New were under common control. According to FASB Statement No. 141, "Business Combinations", acquisition of minority interests from entities under common control should be accounted for using the purchase method. The Company engaged a third party to determine the fair value of the 3,092,899 shares of the Company’s Series A Preferred Stock, which was $8,374,000. The premium over book value of $2,188,203 was accounted for as dividend distribution to the original shareholder of Victory New.

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

Joint venture agreement with Baotou Steel

As Mentioned in Note 1, on April 27, 2007, Daqiuzhuang Metal, a wholly owned subsidiary of the Company, and Baotou Iron and Steel Group Co., Ltd. (“Baotou Steel”) entered into an Amended and Restated Joint Venture Agreement (the “Amended agreement”), amending the Joint Venture Agreement entered into on September 28, 2005 (“Original Joint Venture Agreement”). The Ame-
nded agreement has increased Daqiuzhuang Metal's ownership interest in the Joint Venture from 20% to 80%.

The Amended agreement states that the initial capital of the joint venture company will be approximately $6,400,000, equal to the registered capital. Baotou Steel will contribute RMB10,000,000, or approximately $1,270,000, and Daqiuzhuang Metal will contribute RMB40,000,000, or approximately $5,130,000. Daqiuzhuang Metal and Baotou Steel each contributed 30% of their portion of the registered capital to commence the business. This joint venture company obtained its business license on May 25, 2007. Operations began in the third quarter of 2007.

The joint venture company’s name is Baotou Steel - General Steel Special Steel Pipe Joint Venture Company Limited, a limited liability company formed under the laws of the PRC. Baotou Steel Pipe Joint Venture is located at Kundulun District, Baotou City, Inner Mongolia, China. It produces and sells seamless and welded steel pipes.

The ownership will be comprised of the following:

% Ownership
Baotou Iron and Steel (Group) Co., Ltd.	20%
Daqiuzhuang Metal Sheet Co., Ltd	80%

Shaanxi Long Men Iron and Steel Co., Ltd Joint venture

As described in Note 1, on June 15, 2007, General Steel Holdings Inc. and Shaanxi Long Men Iron and Steel (Group) Co., Ltd. (” Long Men Group”) signed the agreement to form Shaanxi Long Men Iron and Steel Co., Ltd. (’ Long Men Joint Venture”). Long Men Group will contribute its operating facility and corresponding debt with an appraised net asset value of RMB 200 million. General Steel Holdings Inc. will contribute RMB 300 million to the Long Men Joint Venture through its subsidiaries which are Daqiuzhuang Metal and Qiu Steel Investment. Daqiuzhuang Metal and Qiu Steel Investment will each contribute RMB200,000,000 and RMB140,000,000 in cash, each holding 32% and 28% respectively of the Long Men Joint Venture and 60% collectively. Long Men Group will own 40% of the Long Men Joint Venture and General Steel Holdings Inc. through its subsidiaries will own approximately 60% of the Long Men Joint Venture. The Long Men Joint Venture obtained the business license on June 22, 2007.

Assets acquired and debts assumed in the transaction are listed as below:

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

		Assumed by
Item	Fair Value	Long Men Joint Venture
Current assets	$317,744,960	$98,530,222
Property, plant, and equipment	186,915,879	164,811,374
Intangible assets	20,128,972	19,543,875
Other assets	99,604,841	-
Total assets	624,394,652	282,885,471
Current liability	473,168,746	223,776,221
Long term liability	38,246,111	32,809,250
Total liabilities	511,414,857	256,585,471
Net assets	$112,979,795	$26,300,000

Further on September 24, 2007, Long Men Joint Venture acquired 74.92% ownership interest in Environmental Protection Industry Development Co., Ltd. (“EPID)” for RMB 18,080,930 and a 36% equity interest in Hualong Fire Retardant Materials Co., Ltd., (“Hualong”) for RMB 3,287,980. The parties agreed to make the effective date of the transaction July 1, 2007. Due to EPID, Huanlong, and Long Men Joint Venture are under common management control, this transaction was recorded at the book value as of the effective date.

Pro Forma

The following unaudited pro forma condensed income statements for the nine months ended September 30, 2007 and year ended December 31, 2006 were prepared under generally accepted accounting principles and as if the Long Men Joint Venture transactions had occurred on January 1, 2006. The pro forma information may not be indicative of the results that actually would have occurred if the acquisition had been in effect from and on the dates indicated or which may be obtained in the future.

Pro Forma Condensed Income Statements:

	For the nine months	For the year
	ended	ended
	September 30, 2007	December 31, 2006
	(In Million $)	(In Million $)
Sales	$988.2	$829.6
Cost of sales	901.4	786.1
Gross Profit	86.8	43.5
SG&A expenses	22.3	15.6
Other expense	18.2	5.6
Income before income tax and minority interest	46.3	22.3
Income tax	4.9	2.7
Net income before minority interest	41.4	19.6
Minority interest	14.9	6.9
Net income	$26.5	$12.7

GENERAL STEEL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(UNAUDITED)

Note 19 – Commitment and contingencies

The Company is obligated to contribute RMB40,000,000, or approximately $5,130,000, as registered capital of Baotou Steel Pipe Joint Venture. The Company has already made a capital contribution of approximately $1,734,200 as of September 30, 2007, and the rest of the required registered capital will be invested within a year. The remainder of the investment will come from the operating cash flow of Daqiuzhuang Metal.

Daqiuzhuang Metal provides dormitory facilities for its employees under a 10 year rental contract. The agreement began January 2006 and required full prepayment for the 10 year period totaling $466,200. Total rental expenses for the nine months ended September 30, 2007 and 2006 amounted to $35,273 and $33,745, respectively. Total rental expensed for the three months ended September 30, 2007 and 2006 amounted to $12,925 and $11,313, respectively.

Daqiuzhuang Metal has rented additional land for fifty years starting September 2005. The agreement was for Daqiuzhuang Metal to pay the first three years’ rent payments upon signing the agreement. The other forty years’ rent payment will be paid in full three years after the agreement date. Total amount of the rent over the 50 years period is approximately $1,044,728 (or RMB8,067,400). During the period, the lessor has to assist Daqiuzhuang Metal in obtaining land use right. Upon obtaining land use right, Daqiuzhuang Metal will pay the remaining balance before September 2008 as stated in the agreement.

At September 30, 2007, total future minimum lease payments for the unpaid portion under an operating lease were as follows:

For the year ended December 31,	Amount
2007	$-
2008	424,909
Thereafter	$-

Total rental expense of the land use right for the nine months ended September 30, 2007 and 2006 amounted to $15,808 and $15,123, respectively.

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation do not speak to indemnification of directors and officers and therefore the Nevada Revised Statutes will govern when a director, officer or any person will be entitled to be indemnified by our Company. Our company has not adopted any bylaws to govern indemnification of directors, officers and other persons at the date of this registration statement.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses to be paid by us in connection with the issuance and distribution of the securities being registered, other than sales commissions. All amounts shown are estimates except for amounts of filing and listing fees.

Filing Fee	$747.87
Accounting and Audit Fees	$10,000
Legal Fees and Expenses	$30,000
Printing and Engraving Expenses (includes EDGAR service	$4,000

RECENT SALES OF UNREGISTERED SECURITIES

(a)	Securities issued and sold:

1.    On August 5, 2002 we issued 5,100,000 common shares, having $0.001 par value per share, to Jeff Mabry, a former director of the Company for $5,100 pursuant to Regulation D Rule 506 of the Securities Act of 1933.

2.    On June 2, 2003, we accepted and executed subscription agreements and sold shares, $0.001 par value per share, to a group of Buyers, at an offering price of $0.001 per share for gross offering proceeds of $4,075 USD, pursuant to Regulation D Rule 506 of the Securities Act of 1933. For this offering we offered our shares of common stock to a limited number of offerees, with whom we had a pre-existing relationship. Each person purchasing our shares of common stock who we reasonably believed was not an accredited investor (as that term is defined by the provisions of Rule 501(a), received from us that information specified by the provisions of Rule 502(b). Additionally, we reasonably believe that each such person either alone or with his or her purchaser representative (as that term is defined by the provisions of Rule 501(h)), has such knowledge and experience in financial and business matters that he or she was capable of evaluating the merits and risks of a purchase of our common shares.

3.    Sales of unregistered securities

On December 13, 2007, we entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain institutional investors (the “Buyers”) pursuant to which we sold an aggregate of $40,000,000 worth of convertible notes, in a private placement under Rule 506 under the Securities Act, and which can be converted into 4,170,009 shares of our common stock (“Shares), assuming a conversion price of $12.47 per share and applicable interest rates.

The Notes bear initial interest at 3% per annum which begins accruing on the issuance date and shall be computed on the basis of a 360-day year and twelve 30-day months. They will be payable in arrears semiannually on January 15 and July 15 of each year (each, an “Interest Date”), with the first interest date being January 15, 2008. The interest rate shall increase each year as specified in the Notes from 3% on the first year, to 5% on the second year, 7% on the third year, and 10% on both the fourth and fifth year, all of which are payable semi-annually in cash or shares of the Company’s common stock, par value $.001 per share (the “Common Stock). The Notes have a five year term through December 12, 2012, and are convertible into shares of the Common Stock, subject to customary anti-dilution adjustments. The initial conversion price is $12.47. The Company may redeem the Notes at 100% of the principal amount, plus any accrued interest, beginning December 13, 2008, provided the market price of the Common Stock is at least 150% of the then applicable conversion price for 30 consecutive trading days prior to the redemption.

Warrants to purchase an additional aggregate amount of 1,154,958 shares were also sold, granting warrant holders the right to purchase in the aggregate up to a maximum additional 1,154,958 shares of our common stock. Each warrant entitles its holder to one share of our common stock upon exercise. The Warrants may be exercised at any time on or after the initial exercise eligibility date of May 13, 2008, but not after 11:59 p.m., New York time, on the expiration date of May 13, 2013, at an exercise price of $13.51 per share. The number of shares attached to the Warrants will be adjusted due to dividends and changes in our capital stock structure

In connection with this transaction, the Company and the Buyers entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the terms and conditions of the Registration Rights Agreement, the Company has agreed to register within 60 calendar days after closing shares of Common Stock issuable to the Buyers for resale on a Form S-3 Registration Statement to be effective by 90 calendar days or 120 days if the registration statement is subject to a full review by the U.S. Securities Exchange Commission. The company shall register an amount of Common Stock for resale that equals at least 120% of the sum of shares issuable upon conversion of the Notes, the exercise of the Warrants and the payment of interest accrued on the Notes. The registration rights granted under the Registration Rights Agreement are subject to customary exceptions and qualifications and compliance with certain registration procedures.

  Under this private placement, we received $40,000,000 in the aggregate, with net proceeds of $36,405,500 after deducting $3,594,500 paid for commissions and legal expenses.

(b)	Underwriters and Other Purchasers. Not applicable

(c)	Consideration See (a) above.

(d)	Exemption from Registration Claimed. See (a) above.

EXHIBITS

Exhibits

EXHIBIT NO.	DESCRIPTION
1.1	Agreement and Plan of Merger dated as of October 14, 2004 by and among American Construction Company, General Steel Investment Co., Ltd. and Northwest Steel Company, a Nevada corporation (1)

2.1	Articles of Incorporation of General Steel Holdings, Inc. (2)

3.1	Joint Venture agreement dated as of September 26, 2007 by and among General Steel Holdings, Inc. and Shaanxi Longmen Iron and Steel Co., Ltd. (3)

*5.1	Form of legal opinion of Dennis Brovorone, Esq.

+10.1	Form of Securities Purchase Agreement (incorporated by reference to the exhibits to Registrants Form 8-K/A filed on December 14, 2007)

+10.2	Form of Registration Rights Agreement (incorporated by reference to the exhibits to Form 8-K/A filed on December 14, 2007)

+10.3	Form of Warrant (incorporated by reference to the exhibits to Registrants Form 8-K/A filed on December 14, 2007)

*21.1	List of Subsidiaries of the Registrant.

*22.1	Consent of Moore Stephens Wurth Frazer and Torbet, LLP, Certified Public Accountants

*23.1	Power of attorney (included on signature page)

(+ documents previously filed, *documents filed with this registration statement; ** Documents to be filed by amendment).

(1)	Incorporated by reference to the current report on Form 8-K/A, filed with the Commission on October 19, 2004

(2)	Incorporated by reference to the registration statement on Form SB-2, filed with the Commission on June 6, 2003

(3)	Incorporated by reference to the registration statement on Form 8-K, filed with the Commission on September 29, 2007.

B.	Financial Statement Schedules

All schedules are omitted because they are not applicable or the required formation is shown in our consolidated financial statements and related notes attached to the prospectus.

UNDERTAKINGS

(1)    The undersigned Registrant hereby undertakes to.

(2)    File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement;

(i)    Include any prospectus required by Section 10(a)(3) for the Securities Act of 1933, as amended (the “Securities Act”);

(ii)    Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)    Include any additional changed material information on the plan of distribution.

(3)    For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering thereof.

(4)    File a post-effective amendment to remove from registration any of the securities, which remain unsold at the end of the offering.

(5)    Provide to the transfer agent at the closing, certificates in such denominations and registered in such names as are required by the transfer agent to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons controlling the registrant pursuant to the foregoing previsions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We will file, during any period in which we offer or sell securities, a post-effective amendment to this registration statement to reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-1 and has duly caused Amendment No. 7 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on the date specified below.

Dated: February 14, 2008

GENERAL STEEL HOLDINGS, INC

By:	/s/ YU Zuo Sheng
Name: YU Zuo Sheng Title: Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, Amendment No. 7 to this registration statement has been signed by the following persons in the capacities indicated on February 8, 2007.

SIGNATURE	TITLE

/s/ Yu Zuo Sheng	Chairman and Chief Executive Officer
YU Zuo Sheng	(Principal Executive Officer)

*	Director and Chief Financial Officer
CHEN John	(Principal Accounting and Financial Officer)

*	Director
WARNER, Ross

*	Independent Director
WONG, John

*	Independent Director
DU, Qing Hai

*	Independent Director
CAO, Zhong Kui

*	Independent Director
WANG, Chris

*	Director, General Manager of Longmen Joint Venture
ZHANG, Dan Li

*	Independent Director
HSU, Fred

*By:	/s/ YU Zuo Sheng
YU Zuo Sheng Attorney-in-Fact

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the use in this Registration Statement on Form S-1, of our report dated March 10, 2007 with respect to our audits of the financial statements of General Steel Holdings, Inc. and subsidiaries at December 31, 2006 and 2005, and the related statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2006 , and to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ Moore Stephens Wurth Frazer and Torbet, LLP
Walnut, California February 13, 2008